2 0 2 3 | F O R M 1 0 K





Letter to Masimo Corporation Stockholders
From Our Chairman and Chief Executive Officer



Joe Kiani
Chairman and Chief Executive Officer

Dear Fellow Stockholders:

Over the past 35 years, Masimo has delivered—and continues to deliver—disruptive innovation that not only greatly benefits modern medicine but, to this day, works to improve outcomes for millions of patients across the globe. During the past year, I have spent significant time meeting with many of you, and the one constant has been our deep shared interest in continuing to innovate to create value—for patients, for hospitals, for consumers and for stockholders.

Masimo has a great history of solving the "unsolvable," and I am confident we are well positioned to continue bringing life-changing products to market. Our decades of engineering expertise in clinically proven technology, combined with a profound commitment to patient safety, enable us to usher in 22nd century healthcare with thoughtful solutions that complete the circle—home to hospital to home—and strive to make care delivery better, safer, and more cost-effective.

In 2023, we achieved many successes and breakthrough innovations that brought us closer to our goals and reinforced our foundational ability to deliver growth and create value for stockholders. We continued to innovate at pace, securing FDA De Novo clearances of Oxygen Reserve Index™ (ORi™) and the wearable Masimo SET®-based Opioid Halo™, the first-ever FDA-authorized opioid overdose prevention system, securing FDA clearance of Radius VSM™, an incredibly versatile, wearable vital signs monitor, launching the Denon PerL™ True Wireless Earbuds featuring Masimo Adaptive Acoustic Technology™ (AAT™) and securing FDA clearance for Masimo Stork™, a state-of-the-art baby monitor backed by clinically proven Masimo SET® pulse oximetry, and the Masimo W1 medical watch for use in hospital-to-home and telehealth programs.

Notably, even as we continued to navigate a challenging post-COVID market reset in 2023, Masimo realized record-breaking numbers in true incremental sales, hospital contract wins and customer renewals, demonstrating the value of our innovation in growing market share and ensuring our long-term growth trajectory remains strong. Unsurprisingly, we saw our strongest year-over-year revenue growth in our product lines where our sustained investment in innovating superior clinical and product performance drove adoption, including hearables and wearables (+93%), brain monitoring (+19%) and rainbow™ and hemodynamics (+16%). Together with our subsequent results for the first quarter of 2024, this performance gives me confidence that we are back on the path to consistently exceed expectations, as we did for 23 of the 24 quarters prior to 2023, including through a once in a century pandemic.

As we look forward to 2024 and beyond, we remain focused on delivering technologies that transform care delivery and better connect the care ecosystem, as well as disruptive innovations that change the way consumers look after themselves. We plan to announce new product innovations in the coming months that we believe will transform patient monitoring, and we are working on a new kind of hearing aid based on our revolutionary Masimo AAT™, which optimizes sound for each individual's hearing.

These achievements are not only a result of our products and technology; they are a testament to the unwavering spirit that defines Masimo. This indomitable spirit has propelled us forward, allowing us to reshape the trajectory of patient monitoring, patient safety, clinical decision-making, and now—as we consider the separation of our consumer products into a new company where they can best grow and thrive—consumer health and wellness, for the benefit of everyone, everywhere.

We are on the path to a bright future. Our relationships with our customers and partners, and ultimately our value to stockholders, depend on the strong culture of innovation, honesty and unity that we have developed over 35 years. Similarly, our key talent, responsible for the advances that have driven and will drive our growth, deeply values Masimo's vision and commitment to innovation.

Thank you for your continued support of Masimo.

/s/ Joe Kiani

Joe Kiani Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2023
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission File Number 001-33642



MASIMO CORPORATION

(Exact name of registrant as specified in its charter)

DE	33-0368882
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
52 Discovery Irvine, CA	92618
(Address of principal executive offices)	**(Zip Code)**

(949)   297-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Common Stock, par value $0.001	MASI	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☒ Yes	☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐ Yes	☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☒ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)	☐ Yes	☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the Nasdaq Global Select Market, was approximately $6.5 billion. Shares of stock held by officers, directors and 5 percent or more stockholders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. At January 27, 2024, the registrant had 52,913,166 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K incorporate information by reference from the registrant's proxy statement for the registrant's 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this annual report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

MASIMO CORPORATION
FISCAL YEAR 2023 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK.]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially and adversely from those expressed or implied by such forward-looking statements. The forward-looking statements are contained principally in Item 1—"Business," Item 1A—"Risk Factors" and Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" but appear throughout this Annual Report on Form 10-K. Examples of forward-looking statements include, but are not limited to, any projection or expectation of earnings, revenue or other financial items; the plans, strategies and objectives of management for future operations; factors that may affect our operating results, including accounting and tax estimates; our success in pending litigation; new products or services; the demand for our products; our ability to consummate acquisitions and successfully integrate them into our operations; future capital expenditures; effects of current or future economic conditions or performance; industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. These statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "opportunity," "plan," "potential," "predicts," "seek," "should," "will," or "would," and similar expressions and variations or negatives of these words. These forward-looking statements are based on the expectations, estimates, projections, beliefs and assumptions of our management based on information currently available to management, all of which is subject to change. Such forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and could cause our actual results and the timing of certain events to differ materially and adversely from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed under Item 1A—"Risk Factors" in this Annual Report on Form 10-K. Furthermore, such forward-looking statements speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statements to reflect events or circumstances after the date of such statements for any reason, except as otherwise required by law.

PART I

ITEM 1. BUSINESS

Overview


$2 Billion +
Consolidated Revenue
150 + Countries
Where We Sell Our Products
2.5 Million
Technology Drivers Shipped Over the Last 10 Years
3.6 Million HEOs
Connected Drivers
800+ Engineers
Globally

We are a global technology company dedicated to improving lives. We seek to accelerate our growth strategies and strengthen our focus on patient care via two business segments: healthcare and non-healthcare. We commenced reporting under this new structure effective for the quarter ended July 2, 2022 as a result of the Viper Holdings Corporation d/b/a Sound United acquisition (Sound United acquisition).

Healthcare

Our healthcare business develops, manufactures and markets a variety of noninvasive patient monitoring technologies, hospital automation and connectivity solutions, remote monitoring devices and consumer health products. Our healthcare products and patient monitoring solutions generally incorporate a monitor or circuit board, proprietary single-patient use or reusable sensors, software, cables and other services. We primarily sell our healthcare products to hospitals, emergency medical service (EMS) providers, home care providers, physician offices, veterinarians, long-term care facilities and consumers through our direct sales force, distributors and original equipment manufacturer (OEM) partners, such as GE Healthcare, Hillrom, Mindray, Philips, Physio-Control, Zoll, among others.

Our core measurement technologies are our breakthrough Measure-through Motion and Low Perfusion™ pulse oximetry, known as Masimo Signal Extraction Technology® (SET®) pulse oximetry, and advanced rainbow® Pulse CO-Oximetry parameters such as noninvasive hemoglobin (SpHb®), alongside many other modalities, including brain function monitoring, hemodynamic monitoring, regional oximetry, acoustic respiration rate monitoring, capnography and gas monitoring, nasal high-flow respiratory support therapy, patient position and activity tracking, neuromodulation technology, an opioid overdose prevention and alert solution, and telehealth solutions.

Our measurement technologies are available on many types of devices, from bedside hospital monitors like the Root® Patient Monitoring and Connectivity Hub, to various handheld and portable devices, and to the tetherless Radius PPG®, Radius VSM™ and Masimo SafetyNet™ remote patient surveillance solution. The Masimo Hospital Automation™ Platform facilitates data integration, connectivity and interoperability through solutions like Patient SafetyNet™, Iris®, iSirona™, Replica® and UniView® to facilitate more efficient clinical workflows and to help clinicians provide the best possible care, both in-person and remotely. Leveraging our expertise in hospital-grade technologies, we have expanded our suite of products intended for use outside the hospital and products for home wellness to include Masimo Sleep, a sleep quality solution; the Masimo Radius T°™ wireless, a wireless wearable continuous thermometer; Radius PCG®, a wireless tetherless capnograph; the Masimo W1™, and Masimo Freedom™ biosensing and smart watches; Masimo Opioid Halo™, an opioid overdose prevention and alert system; and the Masimo Stork™, a baby monitoring system.

Non-healthcare

Our non-healthcare business develops, manufactures, markets, sells premium home sound integration technologies and accessories, along with licensing complete high performance in-vehicle audio systems under iconic consumer brands such as Bowers & Wilkins™, Denon™, Marantz™, HEOS™, Classe™, Polk Audio™, Boston Acoustics™, and Definitive Technology™, which offer products with unparalleled quality and performance to consumers, professional sound studios and audiophiles worldwide. Our products are sold direct-to-consumers or through authorized retailers and wholesalers. We also license our audio technology to select luxury automotive manufacturers such as Aston Martin®, BMW®, Maserati®, McLaren®, Polestar® and Volvo®. We continue to expand our collaborations and brand partnerships, which include certain airlines for bespoke headphones, allowing for the best in-flight audio experience; certain computer and laptop manufacturers, allowing for a new experience within computer audio; and certain high-performance TV manufacturers allowing for a range of integrated discreet audio devices and enclosures.

While we seek to increase sales through our direct-to-consumer sales channel, we expect that our partnerships with third-party retailers and custom installers will continue to be an important part of our ecosystem. We will continue to seek retail partners that can deliver differentiated in-store experiences to support customer demand for product demonstrations. Our physical retail distribution relies on third-party retailers and our ability to maintain our efficiency in our manufacturing processes.



Our Strategy

We are an organization engineered to improve life. We exist for people who care, care about others, care about quality, care about precision and care about excellence. Our healthcare and non-healthcare segments are joined by the common goal of improving lives by providing patient-centered solutions to healthcare providers, expanding outside of the hospital and into the home and delivering innovative, high-quality information and experiences to consumers. We believe that people and infrastructures are ready for actionable patient care outside of the hospital.

We deliver value to our customers and stockholders through:

- *our differentiated and clinically superior technologies;*

- *our proven track record of innovation;*

- *our customer-driven approach to product development;*

- *our robust product portfolio and pipeline that addresses unmet needs of healthcare professionals, patients, and consumers; and*

- *our scaled and integrated platforms to continuously monitor and deliver health information and other data, applications and experiences.*

Some of our key strategic initiatives are summarized below:

- *continue to expand our market share across our product categories;*

- *continue to innovate and maintain our technology leadership position;*

- *expand connectivity, hearables and wearables in hospitals and into the home and consumer market;*

- *utilize our existing customer base and OEM relationships to market additional product offerings;*

- *define and leverage shared Masimo product platforms to scale resources and connected technologies;*

- *diversify products to ensure continued innovation;*

- *expand sales and marketing infrastructure to aid in future growth initiatives;*

- *increase efficiency and capacity through internal manufacturing capabilities combined with proven outsourced manufacturing partners;*

- *grow our international presence through brand awareness and marketing;*

- *expand our direct-to-consumer efforts through existing channel partners and prospective customers;*

- *supplement our internal growth and expand our product portfolio with strategic acquisitions, investments, licensing agreements and partnerships; and*

- *drive an efficient capital structure and strong shareholder returns.*

Our Technologies

Conventional Pulse Oximetry

Pulse oximetry enables the noninvasive measurement of the oxygen saturation level of arterial blood (SpO_2), which delivers oxygen to the body's organs and tissues. Pulse oximetry also measures pulse rate (PR), which, when measured by electrocardiogram (ECG), is called heart rate. Pulse oximeters use sensors attached to an extremity, typically the fingertip or certain core body sites. These sensors contain two light-emitting diodes that transmit red and infrared light from one side of the extremity through the tissue to a photodetector on the other side of the extremity. The photodetector in the sensor measures the amount of red and infrared light absorbed by the tissue. A microprocessor then analyzes the changes in light absorption to provide a continuous, real-time measurement of the amount of oxygen in the patient's arterial blood. Pulse oximeters typically give audio and visual alerts, or alarms, when the patient's arterial blood oxygen saturation level or pulse rate falls outside of a user-designated range. As a result, clinicians have the opportunity to assess patients who may need immediate treatment to prevent the serious clinical consequences of hypoxemia, or low arterial blood oxygen saturation levels, and hyperoxemia, or high arterial blood oxygen levels.

As one of the most common technologies used in and out of hospitals around the world, pulse oximetry has gained widespread clinical acceptance as a standard patient vital sign measurement because it can give clinicians a warning of possible hypoxemia or hyperoxemia. SpO_2 monitoring of oxygen saturation is critical because hypoxemia can lead to a lack of oxygen in the body's tissues, which can be toxic and result in organ damage or death.

Pulse oximeters are used in a variety of critical care settings, including surgery, recovery rooms, intensive care units (ICUs), emergency departments and general care floors, as well as alternative care settings, such as long-term care facilities, physician offices and the home monitoring of patients with chronic conditions. Clinicians also use pulse oximeters to monitor oxygen saturation in premature babies to ensure that appropriate oxygen saturation levels are maintained.

Conventional pulse oximetry has limitations that can reduce its effectiveness and the quality of patient care. In particular, when using conventional pulse oximetry, oxygen saturation measurements can be distorted by motion artifact, or patient movement, and low perfusion, or low arterial blood flow at the measurement site. Motion artifact can cause conventional pulse oximeters to inaccurately measure the arterial blood oxygen saturation level, due mainly to the effect of movement-induced pulsations of venous blood, which is at a lower oxygen saturation than arterial blood. Low perfusion can also cause conventional pulse oximeters to report inaccurate measurements or, in some cases, no measurement at all. In addition, conventional pulse oximeters cannot distinguish oxygenated hemoglobin from dyshemoglobin, including the most prevalent forms of dyshemoglobins, carboxyhemoglobin and methemoglobin. As a result, conventional pulse oximeters may report falsely high oxygen levels when these dyshemoglobins are present in the blood. Furthermore, conventional pulse oximetry readings can also be impacted by bright light and electrical interference caused by the presence of electrical surgical equipment.

The Masimo Difference - Masimo SET® Pulse Oximetry

Masimo SET® was designed to overcome the primary limitations of conventional pulse oximetry by maintaining accuracy in the presence of motion artifact, low perfusion and weak signal-to-noise situations. Our Masimo SET® platform, which became available to U.S. hospitals in 1998, is the basis of our pulse oximetry products, and we believe represented the first significant technological advancement in pulse oximetry since its invention in the early 1970s and introduction in the early 1980s. Masimo SET® utilizes five signal processing algorithms, four of which are proprietary, in parallel to deliver high sensitivity and specificity in the measurement of arterial blood oxygen saturation levels. Sensitivity is the ability to detect true alarms and specificity is the ability to avoid false alarms. One of our proprietary processing algorithms, Discrete Saturation Transform®, separates the signal from noise in real time through the use of adaptive filtering and an iterative sampling technique that tests each possible saturation value for validity. Masimo SET® signal processing can therefore identify the venous blood and other "noise", isolate them and extract the arterial signal.

The performance of Masimo SET® pulse oximetry has been evaluated in more than 100 independent studies and thousands of clinical evaluations. We believe that Masimo SET® is trusted by clinicians to safely monitor in excess of approximately 200 million patients each year and has been chosen as the primary pulse oximeter technology used by nine of the top ten hospitals according to the 2022-2023 *U.S. News & World Report* Best Hospitals Honor Roll. Compared to conventional pulse oximeters, during patient motion and low perfusion, Masimo SET® provides measurements when other pulse oximeters cannot, significantly reduces false alarms (improved specificity), and accurately detects true alarms (improved sensitivity). Despite pulse oximetry's widespread use since the 1980s, it had not been shown to improve clinical outcomes before the introduction of Masimo SET®. Masimo SET® has been shown to help clinicians reduce severe retinopathy of prematurity neonates, improve CCHD screening in newborns, and, when used for continuous monitoring with Masimo Patient SafetyNet™ in post-surgical wards, reduce rapid response team activations, ICU transfers, and costs.

Our pulse oximetry technology is contained on a circuit board which can be placed inside a standalone pulse oximetry monitor, placed inside OEM multiparameter monitors, or included as part of an external "Board-in-Cable" solution that is plugged into a port on an OEM or other device. All of these solutions, as well as most of our patient cables, use our proprietary single-patient-use or reusable sensors. We sell our products to end-users through our direct sales force and through certain distributors, as well as to our OEM partners, for incorporation into their products. In 2013, with the launch of iSpO2®, we began selling our pulse oximetry products in the consumer home wellness market.

To complement our Masimo SET® platform, we have developed a wide range of proprietary single-patient-use (disposable) sensors, including untethered Radius PPG®, and multi-patient-use (reusable) sensors, cables and other accessories designed specifically to work with Masimo SET® software and hardware. Our single-patient-use sensors offer several advantages over reusable sensors, including improved performance, cleanliness, increased comfort and greater reliability. Although our technology platforms operate solely with our proprietary sensor lines, our sensors have the capability to work with certain competitive pulse oximetry monitors through the use of adapter cables.

Adhesive sensors are single-patient-use items, but the U.S. Food and Drug Administration (FDA) allows third parties to reprocess pulse oximetry sensors. In response to some hospitals' requests to implement environmentally friendly products, we offer sensor reprocessing as well as sensor recycling programs.

Masimo rainbow SET® Platform and Other Technology Solutions

Since introducing Masimo SET®, we have continued to innovate by introducing noninvasive measurements that go beyond arterial blood oxygen saturation and pulse rate. Our Masimo rainbow SET® platform leverages our Masimo SET® technology and incorporates licensed rainbow® technology to enable real-time monitoring of additional noninvasive measurements. Our rainbow SET® platform includes our rainbow SET® Pulse CO-Oximetry products, which we believe are the first devices cleared by the FDA to noninvasively and continuously monitor additional hemoglobin species that were previously only measurable using intermittent invasive procedures using multiple wavelengths of light.

In addition to SpO_2, PR, perfusion index (Pi), Pleth Variability Index (PVi®), Rainbow® Pleth Variability Index (RPVi™) and respiration rate from the pleth (RRp®), rainbow® Pulse CO-Oximetry has the unique ability to measure and distinguish oxygenated hemoglobins from the dyshemoglobins that are incapable of transporting oxygen, carboxyhemoglobin (SpCO®) and methemoglobin (SpMet®). Besides the ability to measure SpCO® and SpMet®, the Masimo rainbow SET® platform also allows for the noninvasive and continuous monitoring of total hemoglobin concentration (SpHb®) as well as the monitoring of arterial oxygen saturation, in the presence of carboxyhemoglobin and methemoglobin, known as fractional arterial oxygen saturation ($SpfO_2$™). Additionally, the rainbow SET® platform also allows for the calculation of Oxygen Content (SpOC) and Oxygen Reserve Index™ (ORi™). $SpfO_2$™ has received CE Marking, but is not currently available for sale in the U.S.

We believe that Masimo rainbow® Pulse CO-Oximetry products will become widely adopted for the noninvasive monitoring of these measurements in the future. We also believe that the addition of acoustic respiration rate (RRa®), using our rainbow Acoustic Monitoring® technology, will strengthen the clinical demand for noninvasive and continuous monitoring using our rainbow® platform, especially in the growing general floor market.

Products with our MX circuit board contain our Masimo SET® pulse oximetry technology as well as circuitry to support rainbow® measurements. At the time of purchase, or at any time in the future, our customers and our OEMs' customers have the option of purchasing additional rainbow® software measurements, which allow such customers to incrementally expand their patient monitoring systems with a cost-effective solution. To date, over forty companies have released rainbow SET® equipped products or announced rainbow® integration plans.

Following the introduction of our rainbow SET® platform, we have continued to expand our technology offerings by introducing additional noninvasive measurements, technologies, platforms and other solutions to create new market opportunities in both hospital and non-hospital care settings, as well as into consumer home health and wellness settings, including the Masimo Hospital Automation™ Platform, other connectivity platforms, nasal high-flow ventilation, neuromodulation therapeutics, an opioid overdose prevention and alert solution, telehealth solutions, hearable and wearables, and the premium and luxury home audio setting, which are described in more detail below.

The Masimo Hospital Automation™ Platform

Patient SafetyNet™[1], our patient surveillance, remote monitoring and clinician notification solution, works in concert with our bedside and ambulatory monitoring devices to facilitate the supplemental monitoring of the oxygen saturation, pulse rate, perfusion index, hemoglobin, methemoglobin and respiration rate of up to 200 patients simultaneously from a single server. Patient SafetyNet™ offers an intuitive and powerful user interface with trending, real-time waveform capability at a central station, as well as remote clinician notification via pager, voice-over-IP phone or smart-phones. Patient SafetyNet™ also features an Adaptive Connectivity Engine™ (ACE™) that enables two-way, HL-7 based connectivity to clinical/hospital information systems. The ACE™ significantly reduces the time and complexity to integrate and validate custom HL-7 implementations, and demonstrates our commitment to innovation that automates patient care with open, scalable and standards-based connectivity architecture.

Patient SafetyNet™ Series 5000, along with Hospital Automation™ Connectivity, Iris Gateway®, Kite®, iSirona®, UniView®, UniView: 60 and MyView® through the Root® patient monitoring and connectivity platform, offers a new level of interoperability designed to enhance clinician workflows and reduce the cost of care in a variety of hospital settings, including operating rooms and the general care floors. Patient SafetyNet™ Series 5000 with Iris® ports enables Root® to assimilate data from all devices connected to the patient, thereby acting as a comprehensive in-room patient monitor and connectivity hub. Alarms and alerts for all devices are seamlessly forwarded to the patient's clinician and device data can be transferred to the patient's electronic medical record (EMR). In an operating room setting, the patient-centric user interface of the Patient SafetyNet™ Series 5000 displays near real-time data from all devices with Kite®, providing a single unified dashboard of patient information.

---

[1] The use of the trademark Patient SafetyNet™ is under license from the University HealthSystem Consortium.

Connectivity Platforms

Despite medical technology advances, the lack of device communication and integration creates risks to patient safety in hospitals around the world. Without device interoperability, critical patient information can go unnoticed, leaving clinicians unaware and patients at risk. Existing approaches for device interoperability require separate hardware, software and/or network infrastructure, which can clutter the patient room, increase complexity, burden IT management and increase costs. To address these challenges, we introduced Iris® connectivity in our Root® patient monitoring and connectivity platform. iSirona and Iris® connectivity enables multiple standalone third-party devices such as intravenous pumps (IV), ventilators, hospital beds and other patient monitors to connect through Root®, enabling display, notification and documentation to the EMR through Masimo Patient SafetyNet™.

The addition of Iris® connectivity to Root® and Patient SafetyNet™ provides multiple advantages to hospitals, such as allowing standalone device information to be remotely viewed at a Patient SafetyNet™ view station, transmitted through notification systems to clinicians regardless of location or sent to electronic health record systems. This may enhance patient assessment, clinical workflows and decision support. In addition, bringing data from disparate devices together facilitates more integrated patient care and provides a flexible and cost-effective platform, while avoiding installation of separate costly systems and potentially reducing costs by leveraging existing network infrastructure.

Nasal High-Flow Ventilation

The Masimo softFlow™ technology provides respiratory support by generating a precisely regulated, stable and high flow of room air or a mix of room air and oxygen through the nose of the patient by means of thin nasal prongs. Controlled oxygen supply ensures oxygenation while, at the same time, the respiratory airways are humidified. A stable air flow is essential for treating hypoxemic and hypercapnic respiratory failure. Together with the Masimo softflow™ nasal applicator, the Masimo softflow™ generator provides a constant air flow and in doing so, it is completely independent of external pneumatic systems. Due to this, the Masimo softFlow™ technology is able to treat respiratory insufficiency and allows therapy at home in a manner that is as reliable and efficient as in the hospital.

Neuromodulation Therapeutic

Bridge™ is the first FDA-cleared, drug-free, non-surgical device to use neuromodulation to aid in the reduction of symptoms associated with opioid withdrawal. Bridge™ can be used for patients experiencing opioid withdrawal symptoms, while undergoing treatment for opioid use disorder when initiating treatment, transitioning to naltrexone or tapering off medication-assisted treatment. In addition, we believe Bridge™ may reduce pain and addiction-related side-effects. Bridge™ is a small electrical nerve stimulator device that contains a battery-powered chip and wires that are applied percutaneously around a patient's ear. It requires a prescription and is offered to qualified healthcare professionals with training. Bridge™ has been granted a FDA 510(k) de novo classification.

Opioid Overdose Prevention and Alert Solution

Masimo Opioid Halo™ is the first and only FDA-cleared monitoring solution for detecting opioid-induced respiratory depression, the leading cause of death from opioid overdose. Opioid Halo advances the forefront of continuous monitoring through its unique Opioid Halo engine, an advanced pattern recognition algorithm which helps detect and quantify the risk of severe opioid-induced respiratory depression. Combined with its innovative distributed architecture, Opioid Halo helps to manage and send escalating alarms to family members, friends, and caregivers, notifying them that help may be needed due to an opioid overdose, including triggering an automatic wellness call, which may lead to EMS being dispatched. Masimo Opioid Halo has been granted FDA 510(k) de novo classification, allowing for sale over the counter (OTC) without a prescription, for use on adults and children age 15 and up, and in a prescription (Rx) version from a healthcare provider.

Telehealth Solutions

In an effort to help clinicians and public health officials combat the COVID-19 pandemic, we developed the Masimo SafetyNet™ solution. The Masimo SafetyNet™ solution provides continuous tetherless pulse oximetry and respiration rate monitoring coupled with a patient surveillance platform. Masimo SafetyNet™ solution is available worldwide. In partnership with Samsung Electronics America, Inc., the Masimo SafetyNet™ Patient App is available on select Samsung smartphones, pre-installed and pre-configured.

Hearables and Wearables

Our hearable and wearable products are engineered for a wide range of consumers, including professional athletes, medical clinicians, active lifestyle practitioners, the health conscious, online gamers, and even the most demanding of sound enthusiasts; all with differentiated technologies that leverage our legacy of trusted brands. Our hearable and wearable products include best-in-class health sensors and high-fidelity wireless headphones and earbuds, and were recently expanded to introduce our latest innovation, Masimo AAT™, (Adaptive Acoustic Technology), in the Denon PerL™ product lines.

Premium and Luxury Home Audio

Our premium and luxury home audio product range includes wireless sound bars and speakers, home theater speakers and surround sound technology, high fidelity amplifiers and processors, audio visual receivers (AVR) and components, and other accessories to address our customers' evolving audio needs and desires. In addition, we have partnered with certain organizations that allow us to provide the highest quality audio technologies into sound studios, home theaters, full home, automotive and airline environments.

Our Products and Markets

Noninvasive Monitoring Solutions:

Circuit Boards and Modules
(e.g., MX-7™, MX-5™, MSX™ (shown below))

Our Masimo circuit boards perform all signal processing and other pulse oximetry functions incorporating the Masimo SET®, Masimo rainbow® Pulse CO-Oximetry or rainbow Acoustic Monitoring® technology with specific functionality or measurements. Our MX-7™ OEM circuit board is our latest and most advanced rainbow SET® board, offering more efficient power utilization, and designed for integration into the more than 200 multi-parameter monitors available from our more than 90 OEM partners. The MX-7™ has the ability to support all 13 of Masimo's SET® pulse oximetry and rainbow® Pulse CO-Oximetry measurements.

Description:	*Use:*	*Distribution Channel:*
 	• Signal processing apparatus for all Masimo technology platforms • Mainstream and sidestream capnography and gas monitoring	• Incorporated and sold to OEM partners who incorporate our circuit boards into their patient monitoring systems

Circuit Boards and Modules - (Continued)

Description:	*Use:*	*Distribution Channel:*
		

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Monitors and Devices
(e.g., Radical-7®, Rad-97® with NomoLine® Capnography, Rad-G® with Temperature (shown below))

We offer a variety of continuous bedside monitoring and transport devices suitable for all patient populations. Fueled by clinically proven Masimo SET® pulse oximetry and advanced rainbow® Pulse CO-Oximetry and additional noninvasive monitoring technologies, these highly versatile and configurable monitors are designed to accommodate patient scenarios across the continuum of care, from high-acuity ICUs and surgical suites, to low-acuity general floors and recovery units, to long-term care facilities and beyond.

Description:	*Use:*	*Distribution Channel:*
 	• Bedside, handheld and wireless monitoring devices that incorporate Masimo SET® with and without licensed Masimo rainbow SET® technology, noninvasive blood pressure and capnography	• Sold directly to end-users, through distributors and, in some cases, to our OEM partners who sell to end-users

Description:	*Use:*	*Distribution Channel:*
	• Rad-G® with Temperature measures physiological parameters, including oxygen saturation (SpO2), pulse rate (PR), perfusion index (Pi), pleth variability index (PVi®), respiration rate from the pleth (RRp®), and temperature (Temp).	

Patient Monitoring and Connectivity Platform
(e.g., Root®with Radius VSM™, Root® with NIBP and Root® with Next Generation SedLine® (shown below))

Our patient monitoring and connectivity platforms are expandable, customizable patient monitoring and connectivity hubs that integrate an array of technologies, devices and systems to provide multimodal monitoring and connectivity solutions in a single, clinician-centric platform. With plug-and-play expansion capabilities, clinicians can centralize patient monitoring by bringing together advanced rainbow SET® Pulse CO-Oximetry, brain function monitoring, regional oximetry and capnography measurements on an easy-to-interpret, customizable display, empowering them with more information for making patient assessments. Further, acting as a central connectivity hub, with automated electronic charting of Masimo and third-party device data to patient data management systems (PDMS), the hub can help with manual data documentation.

Description:	*Use:*	*Distribution Channel:*
	• Radius VSM™ monitors a wide range of measurements on a modular form; components can be customized based on each patient's monitoring needs • Provides waveform and parameter trend data on its built-in multi touch LED display, allowing clinicians to stay informed about patient status while moving about with the patient	• Sold directly to end-users and through distributors

9

Description:	*Use:*	*Distribution Channel:*
	• Integrates noninvasive blood pressure (NIBP) and temperature • Connects third-party devices such as IV pumps, ventilators, beds and other patient monitors to automate data transfer to the EMR	• Sold directly to end-users and through distributors



Sensors
(e.g. RD SedLine™, TFA-1®, RD SET®, RD rainbow SET®, O3® Pediatric, RD rainbow Lite SET®, rainbow® DCI®-Mini, Centroid® and Radius PPG® (shown below))

Our innovative noninvasive monitoring devices depend on reliable, high-quality sensors, cannulas, and accessories to capture the accurate, high-fidelity patient data trusted by clinicians all over the world. We offer a wide variety of these components, all manufactured to the highest standards, many in both single-patient-use and reusable configurations, to meet a broad spectrum of monitoring needs across all patient populations and care scenarios.

Description:	*Use:*	*Distribution Channel:*
 	• Extensive line of both single-patient, reusable and rainbow® sensors • Patient cables, as well as adapter cables, that enable the use of our sensors on certain competitors' monitors	• Sold directly to end-users, through distributors and to OEM partners who sell to end-users
 	• Extensive line of both single-patient, reusable and rainbow® sensors	• Sold directly to end-users, through distributors and to OEM partners who sell to end-users
 	• Patient cables, as well as adapter cables, that enable the use of our sensors on certain competitors' monitors	• Sold directly to end-users, through distributors and to OEM partners who sell to end-users

Capnography and Gas Monitoring
(e.g., Rad-97® with NomoLine® Capnography, Root® with Capnography, IRMA™ CO2, IRMA AX+ and EMMA® (shown below))

We offer a complete portfolio of capnography and gas monitoring solutions, both sidestream and mainstream, to meet the challenges of ventilation and gas monitoring across care areas, from pre-hospital and in-hospital to transport, long-term care, home care and more. Solutions range from external "plug in and measure" gas analyzers, to bedside and handheld devices, to flexible, integrated OEM offerings.

Description:	Use:	Distribution Channel:
Capnography Measurements EtCO2 FiCO2 RR	• Line of disposables to measure gas parameters using mainstream and sidestream capnography	• Sold directly to end-users, through distributors and to OEM partners who sell to end-users





Proprietary Measurements
(e.g., SpHb®, SpCO®, SpMet®, PVi®, RRa®, RRp®, ORi™, 3D Alarms® and Adaptive Threshold Alarm)

Description:	Use:	Distribution Channel:
Masimo SET® rainbow®	• rainbow® measurements and other proprietary features	• Licensed directly to end-users and through OEM partners who sell to new and existing end-users





SpHb®
Total Haemoglobin
ORi™
Oxygen Reserve Index
SpCO®
Carboxyhaemoglobin
SpMet®
Methaemoglobin
SpOC™
Oxygen Content
SpfO2
Fractional Arterial Oxygen Saturation
RRa®
Acoustic Respiration Rate

Hospital Automation™ and Connectivity Suite
(e.g., Iris® Connectivity, Iris Gateway®, iSirona™, Patient SafetyNet™, UniView®, UniView: 60™, Replica®, Iris®
Analytics, and Halo ION® (shown below))

As increasing amounts of patient information become available to clinicians, new opportunities to enhance the care experience for both the clinician and the patient abound. Our automation solutions are revolutionizing not only the kind of patient data that can be collected and moved through the continuum of care, but also how that information can empower clinicians to deliver superior, evidence-based care.

Our hospital automation integrates patient monitoring, driven by clinically proven SET® pulse oximetry and rainbow® Pulse CO-Oximetry, with sophisticated connectivity and interoperability solutions to seamlessly provide access to the most accurate, relevant patient data in the most helpful ways at the most important moments, improving workflow efficiencies and helping clinicians deliver the best care possible.

Description:	*Use:*	*Distribution Channel:*
	• Software and hardware enables third-party devices to connect through Patient SafetyNet™ and to document data in the EMR	• Sold directly to end-users




Iris Gateway®
Admissions, Discharges and Transfers (ADT)
Electronic Medical Records (EMR)
Continuously Monitor Advanced Patient Parameters
Centralize Patient Data to Streamline Workflows
Root
Patient Monitoring and Connectivity Platform Designed to Transform Care
UniView™
Intelligent Display for Next-Generation Data Aggregation and Alarm Visualization
Third-party Devices
Anesthesia Machine
Pump
Patient Monitor
Ventilator
Iris Analytics™
Hospital-wide Patient Reporting
Patient SafetyNet
Supplemental Remote Monitoring and Clinician Alarm Notification
Use Patient Data to Inform Management Decisions
Replica™
Mobile Application for Supplemental Remote Monitoring and Clinician Alarm Notification
Transform Patient Data into Actionable Insights

Description:	*Use:*	*Distribution Channel:*
	• Network-linked, wired or wireless, multiple patient floor monitoring solutions • Standalone wireless alarm notification solutions	• Sold directly to end-users
	• Connectivity hub for the aggregation and transmission of patient data to the EMR	• Sold directly to end-users
	• Early warning indicator designed to identify possible sepsis in patients monitored remotely with Patient SafetyNet™	• Sold directly to end-users

Nasal High Flow Ventilation
(e.g., Masimo softFlow® 50 and Masimo softFlow® junior (shown below))

Therapy with Nasal Insufflation (TNI) generates a precisely regulated, stable high flow from room air or a mix of room air and oxygen. A stable air flow is essential for treating hypoxemic and hypercapnic respiratory failure. Together with the TNI applicator (comprising respiratory circuit and patient interface), the TNI flow generator guarantees a constant TNI flow and in doing so, it is completely independent of external pneumatic systems. Due to this, the Masimo softFlow® is able to treat respiratory insufficiency and allows therapy at home as reliable and efficient as in the hospital.

Description:	*Use:*	*Distribution Channel:*
	• Intensive care, inpatient care in clinics and home care	• Sold directly to end-users and through distributors



Minimally Invasive and Noninvasive Advanced Hemodynamic Monitoring Solutions
(e.g., Masimo LiDCO® Hemodynamic Monitoring system, Double Channel Pressure Transducer and Stimpod NMS450X Peripheral Nerve Stimulator (shown below))

The Masimo LidCO® Hemodynamic monitoring system provides beat-to-beat advanced monitoring to support informed decision-making in high-acuity care areas like an operating room. This platform uses an already existing arterial line and blood pressure transducer to monitor hemodynamic parameters through the use of the PulseCO™ algorithm, which converts beat-to-beat blood pressure into its constituent parts, flow and resistance, which is scalable to each patient's age, height, and weight.

Description:	*Use:*	*Distribution Channel:*
	• High-acuity care areas like an operating room	• Sold directly to end-users and through distributors



Minimally Invasive and Noninvasive Advanced Hemodynamic Monitoring Solutions - (Continued)

Description:	Use:	Distribution Channel:
45mA	• High-acuity care areas like an operating room	• Sold directly to end-users and through distributors



Home Wellness and Remote Patient Monitoring Solutions to Extend Care from the Hospital to the Home (e.g., Masimo SafetyNet™, Radius T°®, Opioid Halo™, Stork™, MightySat® with PVi® and RRp®, iSpO$_2$*®, Bridge™, and Masimo W1® (shown below))*

Designed to help providers remotely manage patient care, Masimo SafetyNet™ is a secure, scalable, cloud-based patient management platform featuring clinical-grade spot-checking and continuous measurements, digital care pathways and remote patient surveillance.

Description:	Use:	Distribution Channel:
Tetherless Sensor Secure Bluetooth Masimo SafetyNet Mobile App LTE Secure Wi-Fi or LTE MASIMO SAFETYNET SECURE SERVICE Masimo SafetyNet Clinical Portal	• Patients receive a multi-day supply of disposable sensors or reusable devices, along with access to the Masimo SafetyNet™ mobile application	• Sold directly to end-users and through distributors
	• Robust secure video conferencing to the remote patient management and connectivity platform to offer a comprehensive telehealth and telemonitoring solution	• Sold directly to end-users and through distributors
Masimo Radius T	• Disposable thermometers, disposable fingertip sensors for sleep monitoring, fingertip pulse oximeter	• Sold directly to consumers through the Masimo Personal Health website and through consumer retailers









Description:	_Use:_	_Distribution Channel:_
 	• Available for prescription use to continuously monitor babies at home as a medical device for healthy or sick babies • Sensor technology nests within the Stork™ Boot, which is made from an ultra-soft medical-grade silicone that conforms gently to the baby's skin and is available in three sizes to ensure a perfect fit as the child grows	• Sold directly to consumers through the Masimo Personal Health website and through consumer retailers
	• Pulse oximeter cable and sensor for use with an iPhone, iPad, iPod touch and select Android smart phones	• Sold directly to consumers through the Masimo Personal Health website and through consumer retailers
	• Provides real-time monitoring to identify the risk of opioid-induced respiratory depression, sends alerts to the patient and their emergency contacts, followed by an automated wellness call	• Sold directly to consumers through the Masimo Personal Health website and through consumer retailers

Description:	*Use:*	*Distribution Channel:*
	• For patients experiencing opioid withdrawal symptoms while undergoing treatment for opioid use disorder when initiating treatment, transitioning treatment or tapering off medication-assisted treatment	• Sold directly to end-users and through distributors, and provided to end users through healthcare providers
	• For consumers wanting to make better informed health and lifestyle decisions, improve their fitness or track their health data on their own or with friends and family	• Sold directly to consumers through the Masimo Personal Health website and consumer retailers

Hearables and wearables
(e.g. Masimo Freedom™, Bowers & Wilkins® Px8 007 Edition and Bowers & Wilkins® Pi7 S2 earbuds, and Denon PerL Pro™ (shown below))

Description:	*Use:*	*Distribution Channel:*
	• To provide accurate personal health tracking of vitals, including SpO^2, pulse rate and relative hydration along with recovery and sleep indexes	• Sold directly to consumers through the Masimo Consumer and individual brand websites and consumer retailers

Description:	*Use:*	*Distribution Channel:*
	• The Masimo Freedom Band utilizes the same patented sensor technology as in the Masimo W1 and Freedom smartwatches	• Sold directly to consumers through the Masimo Consumer and individual brand websites and consumer retailers
	• For those looking for unrivaled premium true wireless stereo audio experience from a performance-focused audio brand	• Sold directly to consumers through the Masimo Consumer and individual brand websites and consumer retailers
	• For those looking for unrivaled premium true wireless stereo audio experience from a performance-focused audio brand	• Sold directly to consumers through the Masimo Consumer and individual brand websites and consumer retailers

Hearables and wearables - (Continued)

Description:	Use:	Distribution Channel:
DENON	• Premium true wireless earbuds that creates a personalized sound profile with Masimo Adaptive Acoustic Technology™ (AAT™) for audio that is perfectly tuned to you	• Sold directly to consumers through the Masimo Consumer and individual brand websites and consumer retailers

Premium and luxury home audio
(e.g. Bowers & Wilkins® Nautilus, Bowers & Wilkins® 800 Series Diamond loudspeakers, Denon® soundbar and speaker mini set, Bowers & Wilkins® home theater collection (shown below))

Description:	Use:	Distribution Channel:
	• The core audio portfolio provides amplification & receivers necessary to power our lineup of component speakers throughout the home; additionally, we offer a variety of HiFi, Mini System, wireless speakers and soundbars for HiFi and lifestyle consumers.	• Sold directly to consumers through the Masimo Consumer and individual brand websites and through consumer retailers







Willow Laboratories, Inc.

Willow Laboratories, Inc. (Willow), formerly known as Cercacor Laboratories, Inc., is an independent entity spun-off from us to our stockholders in 1998. Joe Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Willow. We are a party to a cross-licensing agreement with Willow, which was amended and restated effective January 1, 2007 (the Cross-Licensing Agreement), which governs each party's rights to certain intellectual property held by the two companies.

The following table outlines our rights under the Cross-Licensing Agreement relating to specific end-user markets and the related technology applications of specific measurements.

	End-User Markets	
Measurements	**Professional Caregiver and Alternate Care Market**	**Patient and Pharmacist**
Vital Signs[1]	Masimo (owns)	Willow (non-exclusive license)
Non-Vital Signs[2]	Masimo (exclusive license)	Willow (owns or exclusive license)

_____

[1] Vital signs measurements include, but are not limited to, SpO_2, peripheral venous oxygen saturation, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, ECG, blood pressure (noninvasive blood pressure, invasive blood pressure and continuous noninvasive blood pressure), temperature, respiration rate, CO_2, pulse rate, cardiac output, EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or EMG, and associated features derived from these measurements, such as 3D alarm®, PVi® and other features.

[2] Non-vital signs measurements include the body fluid constituents other than vital signs measurements and include, but are not limited to, carbon monoxide, methemoglobin, blood glucose, hemoglobin and bilirubin.

See Note 3, "Related Parties Transactions", to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for additional information on our related party transactions with Willow.

Government Regulation

As a global technology company, we are subject to significant government regulation, compliance requirements, fees and costs, both in the U.S. and abroad. These regulatory requirements subject our products and our business to numerous risks that are specifically discussed within "Risks Related to Our Regulatory Environment" under Part I, Item 1A—"Risk Factors" within this Annual Report on Form 10-K.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged. In addition, we may be required to alter one or more of our practices to remain in compliance with these laws. Evolving interpretations of current laws or the adoption of new laws or regulations could adversely affect many of the arrangements we have with customers and physicians. Some of these laws are broad and open to varying interpretation, increasing our compliance risk. A summary of certain critical aspects of our regulatory environment is included below.

Product Clearance and Approval Requirements for Medical Devices

Many of our healthcare products are regulated by numerous government agencies, the most significant of which are the U.S. FDA, the national authorities in the European Union (EU) and the United Kingdom (UK), and the Ministry of Health, Labour and Welfare of Japan. In addition, there are government agencies for other countries that regulate our healthcare products for their countries. These requirements vary substantially from country to country. These agencies require us to comply with laws that regulate our quality system, design, development, clinical testing, verification and validation testing, manufacture, packaging, labeling, storage, distribution, import, export, promotion, and adverse event reporting of many of our products.

In the U.S., unless an exemption applies, each medical device that we wish to market in the U.S. must, generally, first receive from the FDA either clearance of a 510(k) premarket notification, a premarket approval (PMA), or a De Novo grant. The FDA determines the appropriate process based on the risk classification of the medical device. There are three classifications, from Class I to Class III. For certain Class I and Class II medical devices, the FDA's 510(k) clearance process can be used. It requires us to show that our new medical device is substantially equivalent to a legally marketed "predicate" medical device and can take from four to nine months, but may take longer. Products that cannot meet the 510(k) requirements are automatically classified as Class III medical devices that require a PMA. The PMA process requires us to demonstrate through valid scientific evidence that there is reasonable assurance of safety and effectiveness of the device for its intended use. The PMA process is much more costly, lengthy and uncertain than the process of obtaining 510(k) clearance. For medical devices that are classified as Class III due to lack of a product category, the De Novo process can be used.

The De Novo process requires us to show the device does not fit into an existing product category and that special controls can be used to support the favorable benefit to risk profile so that the product can be classified lower than Class III. 510(k), PMA and De Novo submissions are subject to user fees. The majority of our current regulated medical products fit into Class II product categories, requiring 510(k) clearance, while some have been deemed Class I devices or exempt from a 510(k) clearance.

Most of our OEM partners are required to obtain clearance or approval of their devices that incorporate Masimo's healthcare technologies, like Masimo SET® technology, Masimo rainbow SET® technology, Masimo Board-in-Cable technology, or that are used with Masimo's sensors. We generally allow our OEM partners to cross-reference the 510(k) submission files from our cleared Masimo SET® circuit boards, sensors, cables and notification systems.

In the EU, medical devices are subject to Regulation (EU) No 2017/745 (EU MDR). Under the EU MDR, a medical device may only be placed on the market within the EU if it conforms to "General Safety and Performance Requirements" and bears a CE Mark. Key General Safety and Performance requirements are that the medical device achieves its intended medical purpose for its intended population and supports its safe and effective use and that the clinical benefit outweighs the clinical risks. Each medical device that we wish to market in the EU must conform to these requirements. EU MDR provides risk categories for medical devices that range from Class I to Class III. A notified body must be involved in the review of the compliance with the EU MDR. Individual countries within the EU also have their own notification or registration processes in order to import medical devices into their countries.

The UK exited the EU on December 31, 2020 (Brexit). The UK has adopted its own medical device regulations and has a requirement that medical devices must be registered with the UK Medicines and Healthcare Products Regulatory Agency (MHRA) before placing them on the market in Great Britain (England, Scotland and Wales). Currently, the UK will accept a CE Mark medical device to be registered; however, in the future, medical devices marketed in Great Britain must bear a UKCA Mark. The UKCA Mark is not recognized outside of the UK.

Continuing FDA Regulation for Medical Devices

Clinical trials involving medical devices in the U.S. are subject to FDA regulation. Among other requirements, clinical trial sponsors must comply with requirements related to informed consent, Institutional Review Board (IRB) approval, monitoring, reporting, record-keeping, labeling and promotion. If the study involves a significant risk device, the sponsor must obtain FDA approval of an investigational device exemption application in addition to IRB approval prior to beginning the study. Information regarding certain device clinical trials must also be submitted to a public database maintained by the National Institutes of Health.

After a device is approved and placed on the market, numerous regulatory requirements continue to apply. These regulatory requirements in the U.S. include, but are not limited to, the following: device listing and establishment registration; adherence to the Quality System Regulation (QSR) which requires stringent testing, control, documentation and other quality assurance procedures for the design, manufacture, storage and handling of devices; labeling requirements and FDA prohibitions against the promotion of off-label uses or indications; adverse event and device malfunction reporting; post-approval restrictions or conditions, including post-approval clinical trials or other required testing for certain devices; post-market surveillance requirements for certain devices; the FDA's recall authority, whereby it can require the recall of products from the market; and requirements relating to voluntary corrections or removals. Device manufacturers are subject to announced and unannounced inspections by the FDA to evaluate compliance with these requirements.

Failure to comply with applicable regulatory requirements, which are subject to new legislation and change, can result in enforcement action by the FDA, or other federal and state government agencies, which may include, but may not be limited to, any of the following sanctions or consequences: warning letters or untitled letters; fines, injunctions and civil penalties; recall, seizure or import holds of our products; operating restrictions, suspension or shutdown of production; refusing to issue certificates to foreign governments needed to export products for sale in other countries; refusing our request for 510(k) clearance or premarket approval of new or modified products; withdrawing premarket approvals that are already granted; and criminal prosecution.

Advertising and Promotion of Medical Devices

Advertising and promotion of medical devices in the U.S., in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission (FTC) and by federal and state regulatory and enforcement authorities, including the Department of Justice, the Office of Inspector General of the Department of Health and Human Services (OIG), and various state attorneys general. Although physicians are permitted to use their medical judgment to use medical devices for indications other than those cleared or approved by the FDA, we may not promote our products for such "off-label" uses and can only market our products for cleared or approved uses.

Other companies' promotional activities for their FDA-regulated products have been the subject of FTC enforcement actions brought under healthcare reimbursement laws and consumer protection statutes, respectively. DOJ and FTC enforcement actions often result in consent decrees that constrain future actions. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. Government agencies in the EU, UK, Japan and other countries and jurisdictions have similar regulations on the advertising and promotion of medical devices.

Import and Export Requirements Applicable to Medical Devices

To import a device into the U.S., the importer must file an entry notice and bond with the United States Bureau of Customs and Border Protection (CBP). All devices are subject to FDA examination before release from CBP. Any article that appears to be in violation of the Federal Food, Drug and Cosmetics Act (FDCA) may be refused admission and a notice of detention and hearing may be issued. If the FDA ultimately refuses admission, the CBP may issue a notice for redelivery and, if a company fails to redeliver the goods or otherwise satisfy CBP and the FDA with respect to their disposition, may assess liquidated damages for up to three times the value of the lot. The CBP also imposes its own regulatory requirements on the import of our products, including inspection and possible sanctions for noncompliance.

Medical device products exported from the U.S. are subject to foreign countries' import requirements and the exporting requirements of the FDA. In particular, international sales of medical devices manufactured in the U.S. that are not approved or cleared by the FDA for use in the U.S., or that are banned or deviate from lawful performance standards, are subject to FDA export requirements.

Foreign countries often require, among other things, a Certificate of Foreign Government (CFG) for export. To obtain a CFG, the device manufacturer must apply to the FDA. The FDA certifies that the product has been granted clearance or approval in the United States and that the manufacturing facilities were in compliance with the FDA's QSR regulations at the time of the last FDA inspection.

Anti-Kickback Regulations

In the U.S., there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health-related business. The Federal Anti-Kickback Statute (AKS) prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, health care products and services reimbursed by a federal health care program, including Medicare and Medicaid. Recognizing that the federal anti-kickback law is broad and potentially applicable to many commonplace arrangements, Congress and the OIG have created statutory "exceptions" and regulatory "safe harbors". Exceptions and safe harbors exist for a number of arrangements relevant to our healthcare business, including, among other things, payments to bona fide employees, certain discount and rebate arrangements, and certain payment arrangements involving Group Purchasing Organizations (GPOs).

Although an arrangement that fits into one or more of these exceptions or safe harbors is immune from prosecution, arrangements that do not fit squarely within an exception or safe harbor do not necessarily violate the law, but the OIG or other government enforcement authorities may examine the practice to determine whether it involves the sorts of abuses that the statute was designed to combat. Violations of the AKS can result in significant penalties, including imprisonment, monetary fines and assessments, and exclusion from Medicare, Medicaid and other federal health care programs. Exclusion of a manufacturer, like us, would preclude any federal health care program from paying for its products.

In addition to the AKS, many states have their own laws that are analogous to the AKS, but may apply regardless of whether any federal or state health care program business is involved. Federal and state anti-kickback laws may affect our sales, marketing and promotional activities, educational programs, pricing and discount practices and policies, and relationships with health care providers by limiting the kinds of arrangements we may have with hospitals, alternate care market providers, GPOs, physicians, payers and others in a position to purchase or recommend our healthcare products.

False Claims Laws and Fraud Statutes

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent. The Federal Civil False Claims Act (FCA) imposes liability on any person or entity who, among other things, knowingly and willfully presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program, including Medicaid and Medicare. Some suits filed under the FCA, known as "qui tam" actions, can be brought by a "whistleblower" or "relator" on behalf of the government and such individuals may share in any amounts paid by the entity to the government in fines or settlement. Manufacturers, like us, can be held liable under the FCA, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, or by engaging in kickback arrangements or off-label promotion with customers that file claims.

A number of states also have false claims laws, and some of these laws may apply to claims for items or services reimbursed under Medicaid and/or commercial insurance. Sanctions under these federal and state fraud and abuse laws may include civil monetary penalties and criminal fines, exclusion from government health care programs and imprisonment.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) created new federal crimes, including health care fraud and false statements related to health care matters. The health care fraud statute prohibits, among other things, knowingly and willfully executing a scheme to defraud any health care benefit program, including those offered by private payers. The false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of either statute is a felony and may result in fines, imprisonment and other significant penalties.

Transparency Regulations

The Physician Payment Sunshine Act (Sunshine Act), which was enacted by Congress as part of the Patient Protection and Affordable Care Act (ACA), requires medical device companies to track and publicly report, with limited exceptions, all payments and transfers of value to physicians, advance practice nurses, physician assistants, and teaching hospitals in the U.S. Companies are required to track payments made and to report such payments to the government by March 31 of each year. Several states have similar requirements. In addition to the burden of establishing processes for compliance, if we fail to provide these reports, or if the reports we provide are not accurate, we could be subject to significant penalties.

Anti-Corruption Laws

Our international operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the U.K. Bribery Act 2010, the newly enacted Foreign Extortion Prevention Act of 2023 and other anti-corruption laws. The FCPA and similar worldwide anti-bribery laws generally prohibit companies from directly or indirectly promising, offering, or giving anything of value to a non-U.S. official corruptly to influence the official for the purpose of gaining an improper advantage to assist in obtaining or retaining business. We interact with foreign officials because our business is regulated in every country where we operate, and in many countries outside of the U.S., we sell our products to government entities or to health care providers employed by the government who may be considered foreign officials. Failing to comply with the FCPA or any other applicable anti-corruption law could result in fines, penalties or other adverse consequences.

Third-Party Reimbursement for Medical Devices

Health care providers in the U.S., including hospitals, that purchase our healthcare products generally rely on third-party payers, including the Medicare and Medicaid programs and private payers, including indemnity insurers and managed care plans, to cover and reimburse all or part of the cost of our healthcare products and the procedures in which they are used. As a result, demand for our healthcare products is dependent in part on the coverage and reimbursement policies of these payers. No uniform coverage or reimbursement policy for medical technology exists among all third-party payers, and coverage and reimbursement can differ significantly from payer to payer.

Because a large percentage of our healthcare products are used by Medicare beneficiaries, Medicare's coverage and reimbursement policies are particularly significant to our healthcare business. Generally, Medicare will cover a medical product or procedure when the product or procedure is included within a statutory benefit category and is reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. Even if the medical product or procedure is considered medically necessary and coverage is available, Medicare may place restrictions on the circumstances where it provides coverage. Because payments through the prospective payment system in both the hospital inpatient and outpatient settings are based on predetermined rates and may be less than a hospital's actual costs in furnishing care, hospitals have incentives to lower their operating costs by utilizing products that will reduce the length of inpatient stays, decrease labor costs or otherwise lower their costs. If hospitals cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, we cannot be certain that they will purchase our products, despite the clinical benefits and opportunity for cost savings that we believe can be derived from their use.

Our success with rainbow SET® technologies in the U.S. market in settings of care with reimbursable monitoring procedures, such as hospital emergency departments, hospital clinical labs and physician offices, may largely depend on the ability of providers to receive reimbursement for such procedures. While private insurance payers often follow Medicare coverage and payment rates, we cannot be certain of this and, in many cases, cannot control the coverage or payment rates that private insurance payers put in place.

Our success in non-U.S. markets depends largely upon the availability of coverage and reimbursement from the third-party payers through which health care providers are paid in those markets. Health care payment systems in non-U.S. markets vary significantly by country, and include single-payer government managed systems, as well as systems in which private payers and government managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent in large part on the availability of reimbursement for procedures performed using our products under health care payment systems in such markets.

The adoption of certain of our recently introduced healthcare products that are marketed and sold directly to end-user consumers, including Opioid Halo™, Stork™, and W1™, partially depends on the ability of consumers to have the cost of these products reimbursed by Medicare, Medicaid or their private health insurance provider. To date, these products are generally not covered by public or private payers and we do not intend to seek reimbursement for these products at this time.

Other U.S. and Foreign Regulation

We must comply with numerous federal, state and local laws, as well as laws in other jurisdictions, relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements, adoption of new requirements and increased compliance costs could hurt our business, financial condition and results of operations.

Data Privacy and Protection of Health and Other Personal Information

Both at the federal and state levels, the U.S. has increased legislative activity in connection with data privacy and data security. In addition to the California Privacy Rights Act (CPRA) which went into effect on January 1, 2023, a number of other states have passed comprehensive consumer privacy laws or have introduced related bills. On the federal level, an omnibus privacy bill (the American Data Privacy and Protection Act) was proposed and is currently under congressional review. If enacted, the law will dramatically increase oversight of how companies collect, use, and store the personal data. Federal agencies such as the FTC and the Securities and Exchange Commission (SEC) have increased their scrutiny and enforcement of how companies disclose their use of personal data to consumers, secure personal data, and report unauthorized disclosures of personal data. In particular, the FTC has issued statements that indicate increase in enforcement action against deceptive marketing practices that use cookies, pixels and other tracking tags to monitor consumer behavior. Moreover, there has been a similar increase in privacy-related class action litigation in connection with the use of consumers' personal data.

Internationally, in addition to the General Data Protection Regulation (GDPR) in Europe, other jurisdictions have adopted their own data privacy and protection laws. China, Canada, the Kingdom of Saudi Arabia, the UAE, Australia, Argentina and India have all passed new privacy and data protection laws. We have implemented, and continue to implement, procedures and processes to comply with these various laws and regulations. As international data privacy and protection laws continue to evolve, and as new regulations, interpretive guidance and enforcement information become available, we may incur incremental costs to modify our business practices to comply with these requirements. In addition, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by third-parties, nation states, our employees or agents.

Recently, we have seen a global rise in scrutiny and legislative activity in connection with data breaches of health information in medical devices. Data security related to medical devices has been a priority for us and will continue to be so as we strive to safeguard the health information of our device users and of our customers' patients. We may be required to make costly system and device modifications to comply with privacy and security requirements. Our failure to comply may result in liability and adversely affect our business.

Additionally, in the U.S., HIPAA applies to covered entities and extends to their business associates. Covered entities include many healthcare facilities that purchase and use our products. The HIPAA Privacy Rule restricts the use and disclosure of protected health information (PHI) and requires covered entities and their business associates to safeguard that information. The HIPAA Security Rule establishes detailed technical, administrative and physical requirements for safeguarding PHI transmitted or stored electronically. Although we are not a covered entity, we are sometimes deemed by our U.S. customers to be a business associate due to activities that we perform for or on behalf of covered entity customers. As business associates, we may be subject to many of the requirements of HIPAA and could be directly subject to HIPAA civil and criminal enforcement and the associated penalties for violation of the Privacy, Security and Breach Notification Rules. Moreover, even when we are not a business associate, healthcare facilities impose contractual limitations on the use and disclosure of their patients' health information, and otherwise require additional safeguards to protect that information. These laws, as well as any new developing laws around health data, could create liability for us and increase our cost of doing business as well as increase costs associated with complying with these various laws both in the U.S. and globally.

Environmental Regulations

We are subject to stringent international, federal, state and local laws relating to the protection of the environment, including those governing the use, handling and disposal of hazardous materials and wastes. Products that we sell in Europe are subject to regulation in EU markets under the Restriction of Hazardous Substances Directive (RoHS). RoHS prohibits companies from selling products that contain certain hazardous materials in EU member states. Other regulations which affect the product content, manufacturing, and packaging of our products include, for example, the Registration, Evaluation, Authorization and Restriction of Chemical substances, the Waste Electrical and Electronic Equipment Directive, and the Directive on Packaging and Packaging Waste enacted in the EU which require the registration of and regulate the use of certain hazardous substances and chemicals in certain products we manufacture, and require the collection, reuse and recycling of waste product and packaging from, certain products we manufacture. Similar legislation that has been or is in the process of being enacted in Japan, China, other foreign countries and various states of the U.S. may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials or adding country specific product and/or packaging labeling. Any redesigns or alternative materials may detrimentally impact the performance of our products, add greater testing lead-times for product introductions, result in additional costs or have other similar negative effects.

Future environmental laws may require us to alter our manufacturing processes, thereby increasing our manufacturing costs. We believe that our products and manufacturing processes at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated.

Markets

Competitive Conditions

We compete in both healthcare and non-healthcare electronic markets throughout the globe. These markets are highly competitive and are characterized by continual change and improvements in technology. Many of our competitors have substantially greater financial resources, broader product portfolios and more aggressive advertising and marketing strategies and may be able to adapt to market preferences or consumer demands more rapidly than us. Competitors may develop superior products or products of similar quality for sale at the same or lower prices. Moreover, our products could be rendered obsolete by changes to industry standards or guidelines or advances in technology.

Our primary competitor in the healthcare market is Medtronic plc, who currently holds a substantial share of the pulse oximetry market. In addition, large technology companies that have not historically operated in the healthcare or medical device space, such as Alphabet Inc. (Alphabet), Amazon, Apple Inc. (Apple), Samsung Electronics Co., Ltd. (Samsung) and others, have developed or may develop products and technologies that may compete with our current or future products and technologies in the consumer health and professional healthcare marketplaces.

In the non-healthcare market, we compete with Sonos, Bang & Olufsen, Sony, Samsung (and its subsidiaries), Apple, Alphabet, Amazon and others. Many of our competitors in the non-healthcare consumer market have more broadly diversified product lines, well established supply and distribution systems, loyal customer bases and significant financial, marketing, research, development and other resources.

We believe that the principal competitive factors in the markets in which we operate include:

- brand recognition, perception of innovation abilities, and reputation;
- product technology and innovation;
- product quality and safety;
- quality, cost-effectiveness and price;
- breadth of product lines, network of technology and content partners;
- access to hospitals which are members of GPO and OEM partners;
- access to integrated delivery networks, third party retailers, sales channels, e-commerce, distributors, retailers and omni-channel retailers; and
- patent protection.

Market Demand

We currently sell our healthcare products directly to hospitals and various distributors in the U.S. and around the world, including Europe, the Middle East and Asia Pacific, through our direct sales force. We sell our home wellness products through e-commerce internet sites such as www.masimopersonalhealth.com, www.amazon.com and www.shopify.com.

Our sales and marketing strategy for pulse oximetry has been, and will continue to be, focused on building end-user awareness of the clinical and cost-saving benefits of our technologies. Our healthcare sales representatives' primary focus is to facilitate the conversion of competitor accounts to our Masimo SET® pulse oximetry and rainbow SET® Pulse CO-Oximetry products, to expand the use of Masimo SET® and Patient SafetyNet™ on the general hospital floor and to create and expand the use of rainbow® measurements in both critical care and non-critical care areas. In addition to sales representatives, we employ clinical specialists to work with our sales representatives to educate end-users on the benefits of Masimo SET® and assist with the introduction and implementation of our technology and products to their sites.

For the year ended December 30, 2023, one just-in-time healthcare distributor represented approximately 18.1% of our total healthcare revenue. This was the only customer that represented 10% or more of our healthcare revenue for the year ended December 30, 2023. Importantly, this distributor takes and fulfills orders from our direct healthcare customers, many of which have signed long-term sensor purchase agreements with us. If a specific just-in-time healthcare distributor is unable to fulfill these orders, the orders would be redirected to other healthcare distributors or fulfilled directly by us.

Additionally, we sell certain of our healthcare products through our OEM partners who incorporate our technologies into their monitors and sometimes resell our sensors to their installed base. Our OEM agreements allow us to expand the availability of our technologies through the sales and distribution channels of each OEM partner. To facilitate clinician awareness of Masimo technologies, our OEM partners have generally agreed to place the applicable Masimo trademark prominently on their instruments.

In order to facilitate our U.S. direct sales to hospitals, we have signed contracts with what we believe to be the five largest national GPOs in the U.S., based on the total volume of negotiated purchases. In return for the GPOs putting our healthcare products on contract, we have agreed to pay the GPOs a percentage of our healthcare revenue from their member hospitals. In 2023 and 2022, healthcare revenues from the sale of our pulse oximetry products to hospitals that are associated with GPOs amounted to $678.1 million and $721.3 million, respectively.

We sell our non-healthcare products primarily through over 20,000 points of global retail distribution and our products are distributed in more than 130 countries. The majority of our non-healthcare sales are transacted through traditional physical retailers, third party distributors and big box resellers, including on their websites. We also sell through online retailers and custom installers and directly through our individual brand websites.

Our non-healthcare marketing strategy is designed to build brand awareness, acquire new customers, enhance customer loyalty and drive in-store and online transactions with sustainable, profitable growth. Our non-healthcare marketing investments are focused on driving profitability growth through targeted advertising, public relations and brand promotion activities, including digital platforms, sponsorships, collaborations, brand activations, channel marketing and strategic partnerships. We continue to invest significant resources in our marketing and brand development efforts, including investing in capital expenditures on product displays to support our channel marketing through our retail partners.

Seasonality

Our quarterly revenues for the healthcare and non-healthcare segments are influenced by many factors, including new product releases, acquisitions, regulatory approvals, holiday schedules, hospital census, the timing of influenza season, consumer discretionary spending, inflation, competitive pricing, adaption of new technologies and consumer loyalty, among other factors.

Our healthcare revenues in the third quarter of our fiscal years have generally historically represented a lower percentage of segment revenues due to the seasonality of the U.S., European and Japanese markets, where summer vacation schedules normally result in fewer medical procedures utilizing our healthcare products.

Our non-healthcare revenues in the fourth quarter of a fiscal year generally produce a higher percentage of our segment revenues than the other quarters of our fiscal year due to the holiday shopping season and our corresponding promotional activities.

Resources

Intellectual Property

We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain protection of the proprietary aspects of our technology. The ownership of intellectual property rights is an important factor in our business. We rely on a combination of patents, trademarks, trade secrets, copyrights, know-how, continuing technological innovations, licensing opportunities, internet domain names and other intellectual property rights and measures to protect our intellectual property in the U.S. and a number of foreign countries.

We have developed a diverse intellectual property portfolio internally, and through acquisitions and licensing, that covers many aspects of our product offerings. In aggregate, our intellectual property is of material importance to our business; however, we believe that no single intellectual property asset or license is material on its own to either segment of our business or to our business as a whole.

Under the Cross-Licensing Agreement, we and Willow have agreed to allocate proprietary ownership of technology developed based on the functionality of the technology. We will have proprietary ownership, including ownership of all patents, copyrights and trade secrets, of all technology related to the noninvasive monitoring of vital signs measurements, and Willow will have proprietary ownership of all technology related to the noninvasive monitoring of non-vital signs measurements.

We have been issued hundreds of patents and trademarks and currently have hundreds of pending patent and trademark applications in the U.S. and abroad and continue to file for additional patent and trademark protection where appropriate and cost effective. We intend to hold these patents and trademarks as part of our strategy to protect and defend our technology and branding, including to protect and defend our company in patent-related and trademark-related litigation. We believe that our intellectual property has significant value and is important to our brand-building efforts and the marketing of our products and services. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of any of these rights.

Some of our competitors may seek to compete primarily through aggressive pricing and low-cost structures while infringing on our intellectual property. Third parties may also design around our proprietary rights, which may render our protected products less valuable if the design around is favorably received in the marketplace. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. There is no guarantee that we will prevail on our litigation claims against third parties and any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with consultants, vendors and employees, although we cannot be certain that the agreements will not be breached or that we will have adequate remedies for any breach.

There are risks related to our intellectual property rights. For further detail on these risks, see "Risks Related to Our Intellectual Property" under Item 1A—"Risk Factors" in this Annual Report on Form 10-K.

Research and Product Development

We believe that ongoing research and product development (R&D) efforts are essential to our success. Our R&D efforts focus on continuing to enhance our technical expertise toward our existing product portfolios, expanding our technological leadership in each of the markets we serve with new innovations, entering into strategic partnerships with third parties to fund the development of certain new technologies, driving growth in emerging markets and introducing new products necessary to maintain market superiority, while reducing the cost of care. In addition, we continue to collaborate with Willow on R&D activities related to advancing rainbow® technology and other technologies.

Manufacturing

Our strategy is to manufacture products in-house when it is efficient and cost-effective for us to do so. We manufacture products at facilities located in various countries throughout the world and maintain captive contract maquiladora operations for key healthcare components. For information related to our manufacturing facilities, refer to "Item 2. Properties" in this Annual Report on Form 10-K.

We will continue to utilize third-party contract manufacturers for products and subassemblies that can be more efficiently manufactured by these parties, such as our circuit boards, speakers and certain audio components. We monitor our third-party manufacturers and perform inspections and product tests at various steps in the manufacturing cycle to ensure compliance with our specifications. We also do full functional testing of our circuit boards.

For raw materials, we and our contract manufacturers may rely on sole source suppliers for some components. We and our contract manufacturers have taken steps to minimize the impact of a shortage or stoppage of shipments of key components by maintaining a safety stock of component inventory and by redesigning certain products to allow for more universal sub-components. Generally, we have been able to obtain adequate supplies of such raw materials and components.

However, we may not be able to quickly establish additional or replacement sources for certain components or materials if we experience a sudden or unexpected reduction or interruption in supply and are unable to develop alternative sources.

We have agreements with certain major suppliers and each agreement provides for varying terms with respect to contract expiration, termination and pricing. Most of these agreements allow for termination upon specified advance notice of various periods to the non-terminating party. Certain of these agreements with our major suppliers allow for pricing adjustments and each agreement provides for annual pricing negotiation.

Sustainability

As a global manufacturer of healthcare and non-healthcare products, we understand the materials we use and the products we manufacture can have an impact on the environment. We are continuously evaluating ways to reduce our overall environmental footprint. We have implemented measures to promote greater environmental responsibility, conserve resources and reduce waste in an effort to help combat climate change.

We are committed to operating in an environmentally responsible manner and support the internationally recognized environmental principles set forth in the United Nations Global Compact. We strive to identify new opportunities to improve the sustainability of our business and encourage our employees to join in our efforts. In furtherance of these commitments, we reinforce the following sustainability principles:

- **Environmental.** We undertake initiatives to promote greater environmental responsibility and incorporate energy efficiency measures in all areas of our business. We comply with applicable environmental protection laws in all areas of our business.

- **Social.** We train and encourage our employees to conduct their activities in an environmentally responsible and sustainable manner.

- **Economic.** We continuously take steps to minimize material waste and energy inefficiencies in our products and manufacturing processes.

- **Communities**. We have a long and proud history of investing in and giving back to the communities in which we live and work, as well as providing aid around the globe. Through the partnerships with organizations like the World Health Organization and the Masimo Foundation, we give back by providing grants to humanitarian aid organizations and offering in-kind donations of medical equipment. In addition, our employees also actively support causes by raising awareness and funds for non-profit organizations. Organizations that our employees have supported in recent years include Doctors Without Borders, Smile Train, Feeding America, Patient Safety Movement Foundation and the Sound Start Foundation.

Human Capital Resources

Core to our long-term strategy for human capital is attracting, developing and retaining the best talent globally with the right skills to drive our future success. We consider our employees to be a key factor in our future innovation and success. We seek to attract and retain highly talented, experienced and well-educated individuals to support our long-term growth and profitability goals.

We have developed key recruitment and retention strategies that we focus on as part of our overall management of our business. These include:

- **Compensation.** Our compensation programs are designed to align the compensation of our employees with their performance and to provide the proper incentives to attract and retain employees while motivating them to achieve superior results. The structure of our compensation programs balance incentive earnings for both short-term and long-term performance.
  - Our executive compensation is aligned with stockholder interests by aligning pay-for-performance metrics.
  - We utilize nationally-recognized compensation consultants to evaluate our executive compensation benefit programs and provide benchmarking against our peer groups.
  - We provide employee wages that are consistent with employee positions, experience, skills, knowledge and geography.
  - Base compensation adjustments and incentive compensation are based on market data and awarded based on individual performance and Company performance.
  - We offer a wide variety of benefits, including health insurance, paid time off, retirement plans, and voluntary benefits such as financial and personal wellness benefits, etc.
- **Developing Leaders of Tomorrow/Succession Planning.** We are committed to identifying and developing the talents of our next generation of leaders. Our executive management team conducts organization and leadership reviews of all

business leaders, focusing on our high-performing and high potential talent, diversity, and the succession planning for critical roles.

- **Employee Feedback and Retention.** In 2021 and 2022, we were certified as a Great Place to Work®. In addition, for 2021 and 2022, we were recognized on Fortune Best Workplaces in Manufacturing & Production™. To assess and improve employee retention and engagement, we survey employees and take actions to address areas of employee concerns.

- **Inclusion and Diversity.** In fiscal 2023, our full-time employees decreased from approximately 4,000 as of December 31, 2022 to 3,800 as of December 30, 2023. Our dedicated contract personnel worldwide decreased from approximately 5,900 as of December 31, 2022 to approximately 5,200 as of December 30, 2023. Of our full-time employees, approximately 67% were male and 33% were female, and women represented approximately 25% of our management/leadership roles. Minorities represented approximately 49% of our U.S. workforce, and approximately 37% of our management/leadership roles.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge at our website, www.masimo.com, as soon as reasonably practicable after electronically filing such reports with the SEC. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way a part of, this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks come to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you could lose all or part of your investment.


Summary of Material Risk Factors


Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this summary, and other risks that we face, can be found following this summary and should be carefully considered together with all of the other information appearing in this Annual Report on Form 10-K.

- We currently derive a significant portion of our revenue from our Masimo SET® platform, Masimo rainbow SET® platform and related products. If these technologies and related products do not continue to achieve market acceptance, our business, financial condition and results of operations would be adversely affected.

- Some of our products are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.

- Our ability to commercialize new products, new or improved technologies and additional applications for Masimo SET® and our licensed rainbow® technology is limited to certain markets by our Cross-Licensing Agreement with Willow Laboratories, Inc. (Willow), formerly known as Cercacor Laboratories, Inc., which may impair our growth and adversely affect our business, financial condition and results of operations.

- We depend on our domestic and international OEM partners for a portion of our revenue. If they do not devote sufficient resources to the promotion of products that use our technologies, our business would be harmed.

- If we fail to maintain or develop relationships with GPOs, sales of our healthcare products would decline.

- Inadequate levels of coverage or reimbursement from governmental or other third-party payers for our healthcare products, or for procedures using our healthcare products, may cause our revenue to decline or prevent us from realizing revenues from future products.

- The loss of any large customer or distributor, or any cancellation or delay of a significant purchase by a large customer, could reduce our net sales and harm our operating results.

- Counterfeit Masimo sensors and third-party reprocessed single-patient-use Masimo sensors may harm our reputation and adversely affect our business, financial condition and results of operations.

- Competition and other conflicts with our non-healthcare distribution partners could harm our business and operating results.

- If the patents we own or license, or our other intellectual property rights, do not adequately protect our technologies, we may lose market share to our competitors and be unable to operate our business profitably.

- If third-parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products.

- We believe competitors may currently be violating and may in the future violate our intellectual property rights. As a result, we may initiate litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert management's attention from implementing our business strategy.

- Our failure to obtain and maintain FDA clearances or approvals on a timely basis, or at all, would prevent us from commercializing our current, upgraded or new healthcare products in the U.S., which could severely harm our business.

- If our healthcare products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury, we will be subject to medical device reporting regulations and other applicable laws, and may need to initiate voluntary or mandatory corrective actions, such as the recall of our healthcare products.

- Promotion of our healthcare products using claims that are off-label, unsubstantiated, false or misleading could subject us to substantial penalties.

- The regulatory environment governing information, data security and privacy is increasingly demanding and evolving. Many of the laws and regulations in this area are subject to uncertain interpretation, and our failure to comply could result in claims, penalties or increased costs or otherwise harm our business.

- We may be subject to or otherwise affected by federal and state healthcare laws, including fraud and abuse laws, and could face substantial penalties if we are unable to fully comply with these laws.

- We may experience conflicts of interest with Willow with respect to business opportunities and other matters.

- We will be required to assign to Willow and pay Willow for the right to use certain products and technologies we develop that relate to the monitoring of non-vital sign parameters, including improvements to Masimo SET®.

- In the event that the Cross-Licensing Agreement is terminated for any reason, or Willow grants a license to rainbow® technology to a third-party, our business would be adversely affected.

- Rights provided to Willow in the Cross-Licensing Agreement may impede a change in control of our company.

- If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers.

- Future strategic initiatives, including acquisitions of businesses and strategic investments, could negatively affect our business, financial condition and results of operations if we fail to integrate the acquired businesses and their employees successfully into our existing operations or achieve the desired results of our initiatives.

- Our new products and changes to existing products, including as a result of our acquisition of Sound United could fail to attract or retain users or generate revenue and profits. Further, we may not be successful in our non-healthcare expansion, which could adversely affect our business, reputation or financial results.

- Our Credit Facility contains certain covenants and restrictions that may limit our flexibility in operating our business.

- We have incurred impairment charges for other intangible assets, and may incur further impairment charges in the future, which would negatively impact our operating results.

- We may need additional capital and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

- Concentration of ownership of our stock among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

- We may be unable to accurately forecast our financial and operating results and appropriately plan our expenses in the future or we may fail to meet our publicly announced guidance about our business and future operating results.

- Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company, prevent attempts to replace or remove current management and reduce the market price of our stock.

- Shareholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price.

- Exclusive forum provisions in our bylaws could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Risks Related to Our Revenues

We currently derive a significant portion of our revenue from our Masimo SET® platform, Masimo rainbow SET® platform and related products. If these technologies and related products do not continue to achieve market acceptance, our business, financial condition and results of operations would be adversely affected.

Our healthcare business is highly dependent upon the continued success and market acceptance of our proprietary Masimo SET® and Masimo rainbow SET® technologies that serve as the basis of our primary healthcare product offerings. Continued market acceptance of products incorporating these technologies will depend upon us continuing to provide evidence to the medical community that our products are cost-effective and offer significantly improved performance compared to conventional pulse oximeters. Healthcare providers that currently have significant investments in competitive pulse oximetry products may be reluctant to purchase our products. If hospitals and other healthcare providers do not believe our Masimo SET® and Masimo rainbow SET® platforms are cost-effective, safe or more accurate or reliable than competitive pulse oximetry products, they may not buy our healthcare products in sufficient quantities to enable us to generate revenue growth from the sale of these products. In addition, allegations regarding the safety and effectiveness of our products, whether or not substantiated, may impair or impede the acceptance of our products.

Some of our products are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.

Many of our noninvasive measurement technologies are considered disruptive. These technologies have performance levels that we believe are acceptable for many clinical environments but may be insufficient in others. In addition, these technologies may perform better in some patients and settings than others. Over time, we hope to continue to improve the performance of these technologies and educate the clinical community on how to properly evaluate them. If we are successful in these endeavors, we expect these technologies will become more useful in more environments and will become more widely adopted. Our product portfolio continues to expand, and we are investing significant resources to enter into, and in some cases create, new markets for our products. For example, our acquisition of Sound United expanded our business and product strategy to additionally focus on non-healthcare products to integrate with our successful medical technology. See the risk factor with the heading "Our new products and changes to existing products, including as a result of our acquisition of Sound United could fail to attract or retain users or generate revenue and profits. Further, we may not be successful in our non-healthcare expansion, which could adversely affect our business, reputation or financial results" for additional risks related to this expansion of our business.

We are continuing to invest in sales and marketing resources to achieve market acceptance of our products, but are unable to guarantee that our technologies will achieve general market acceptance.

The degree of market acceptance of our healthcare products will depend on a number of factors, including but not limited to:

- perceived clinical benefits from our products;
- perceived cost effectiveness of our products;
- perceived safety and effectiveness of our products;
- reimbursement available through government and private healthcare programs for using some of our products; and
- introduction and acceptance of competing products or technologies.

Further, market acceptance of our non-healthcare products will depend on certain additional factors, including but not limited to:

- perceived quality of our non-healthcare brands and technology;
- our ability to accurately forecast consumer demand and maintain manufacturing capacity to meet such demand;
- our ability to introduce new innovative products that align with rapidly changing consumer tastes; and
- implementation of pricing and marketing strategies that drive consumer adoption without eroding our premium market position.

If our products do not gain market acceptance or if our customers prefer our competitors' products, our potential revenue growth would be limited, which would adversely affect our business, financial condition and results of operations.

If we are not able to maintain and enhance the value and reputation of our non-healthcare brands, or if our reputation is otherwise damaged, our business and operating results could be harmed.

Our non-healthcare business in the premium audio market depends on the reputation associated with our brands, including Bowers & Wilkins™, Denon™, Marantz™, HEOS™, Classé™, Polk Audio™, Boston Acoustics™ and Definitive Technology™, for providing high-quality products and consumer experiences. The reputation of our brands is dependent on a number of factors, including product quality, research and development, trademark protection and sales and marketing initiatives, each of which requires a wide variety of talented professionals and significant expenditures.

The value of our brands could be damaged by a number of factors, including defects or other quality issues, perceived lack of innovation, evolving consumer tastes, or ineffective marketing strategies. Further, certain third-parties, such as installers of home audio systems or independent retailers over which we exert no control may damage our reputation if their services or business practices negatively impact the consumer experience with our products. Damage to our brands' reputation or other negative consumer perceptions may adversely affect our business, financial condition and results of operations.

Our ability to commercialize new products, new or improved technologies and additional applications for Masimo SET® and our licensed rainbow® technology is limited to certain markets by our Cross-Licensing Agreement with Willow Laboratories, Inc. (Willow), formerly known as Cercacor Laboratories, Inc., which may impair our growth and adversely affect our business, financial condition and results of operations.

Since 1998, we have been a party to a cross-licensing agreement with Willow (as amended, the Cross-Licensing Agreement), under which we granted Willow:

• an exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET® technology owned by us, including all improvements to this technology, for the monitoring of non-vital signs parameters and to develop and sell devices incorporating Masimo SET® for monitoring non-vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than by a professional medical caregiver, which we refer to as the "Willow Market"; and

• a non-exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET® technology owned by us for measurement of vital signs in the "Willow Market".

Non-vital signs measurements consist of body fluid constituents other than vital signs measurements, including, but not limited to, carbon monoxide, methemoglobin, blood glucose, hemoglobin and bilirubin. Under the Cross-Licensing Agreement, we are only permitted to sell devices utilizing Masimo SET® for the monitoring of non-vital signs parameters in markets where the product is intended to be used by a professional medical caregiver, including, but not limited to, hospital caregivers and alternate care facility caregivers, rather than by a patient or pharmacist, which we refer to as the "Masimo Market". Accordingly, our ability to commercialize new products, new or improved technologies and additional applications for Masimo SET® is limited. In particular, our inability to expand beyond the "Masimo Market" may limit our ability to maintain or increase our revenue and impair our growth.

Pursuant to the Cross-Licensing Agreement, we have licensed from Willow the right to make and distribute products in the "Masimo Market" that utilize rainbow® technology for certain noninvasive measurements. As a result, the opportunity to expand the market for our products incorporating rainbow® technology is also limited, which could limit our ability to maintain or increase our revenue and impair our growth.

We face competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products that remain competitive with products or alternative technologies developed by others, we could lose revenue opportunities and customers, and our ability to grow our business would be impaired, adversely affecting our financial condition and results of operations.

The industries in which we compete are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. A number of our competitors have substantially greater capital resources, larger product portfolios, larger customer bases, larger sales forces and greater geographic presence, have established stronger reputations with specific customers, and have built relationships with Group Purchasing Organizations and other hospital purchasing groups (collectively, GPOs) that may be more effective than ours. Our Masimo SET® platform faces additional competition from companies developing products for use with third-party monitoring systems, as well as from companies that currently market their own pulse oximetry monitors. In addition, competitors with larger product portfolios than ours are engaging in bundling practices, whereby they offer increased discounts to hospitals that purchase their requirements for a variety of different products from the competitor, including products that we do not offer, effectively pricing their competing products at a loss.

Continuing technological advances and new product introductions in the industries in which we compete place our products at risk of obsolescence. Our long-term success depends upon the development and successful commercialization of new products, new or improved technologies and additional applications for our existing technologies. In our non-healthcare business, we face significant risks associated with new product introductions, including accurately forecasting initial consumer demand, effectively managing any third-party strategic alliances related to manufacturing and commercialization, as well as the risk that new products may not achieve market acceptance or, if acceptance is achieved, may negatively impact the sales of older products. Accordingly, if we cannot properly manage the introduction of new products, our operating results and financial condition may be adversely impacted. In addition, the research and development process is time-consuming and costly and may not result in products or applications that we can successfully commercialize. In particular, we may not be able to successfully commercialize our healthcare products for applications other than arterial blood oxygen saturation and pulse rate monitoring, such as for respiration rate, hemoglobin, carboxyhemoglobin and methemoglobin monitoring.

If we do not successfully adapt our products and applications, we could lose revenue opportunities and customers. Furthermore, one or more of our competitors may develop products that are substantially equivalent to those of our healthcare products that are cleared or approved for use, or those of our original equipment manufacturer (OEM) partners, in which case a competitor of ours may use our products or those of our OEM partners as predicate devices to more quickly obtain regulatory clearance or approval of their competing products. Competition could result in pressure from our customers to reduce the price of our products and could cause them to place fewer orders for our products, which could, in turn, cause a reduction in our revenues and product gross margins, thereby adversely impacting our business, financial condition and results of operations.
Some of the world's largest technology companies that have not historically operated in the healthcare or medical device space, such as Alphabet Inc., Amazon.com, Inc., Apple Inc., Samsung Electronics Co., Ltd. and others, have developed or may develop products and technologies that may compete with our current or future products and technologies. For example, in September 2021, Apple, Inc. announced that its Apple Watch Series 7 includes a blood oxygen level monitoring feature and a sleep tracking function, both of which compete with our existing products. In August 2022, Apple, Inc. announced that its Apple Watch Series 8 includes an ECG app, as well as fall detection and temperature sensing capabilities, which may compete with certain of our existing products and products in development. In September 2022, Apple, Inc. announced that its Apple Watch OS9 will include expanded workout enhancements, medication reminders, sleep reporting, temperature tracking and atrial fibrillation history, which may compete with certain of our existing products and products in development. In our non-healthcare business, our competition includes the technology companies referenced above as well as sellers of consumer audio products, such as Bang & Olufsen®, Bose®, Harman International®, JBL®, Sonos® and Sony®. Many of these companies have substantially greater capital, research and development, and sales resources than we have. To effectively compete, we may need to expand our product offerings and distribution channels, which in the interim could increase our research and development costs and decrease our operating margins, thereby adversely impacting our business, financial condition and results of operations.

We depend on our domestic and international OEM partners for a portion of our revenue. If they do not devote sufficient resources to the promotion of products that use our technologies, our business would be harmed.

We are, and will continue to be, dependent upon our domestic and international OEM partners for a portion of our revenue through their marketing, selling and distribution of certain of their products that incorporate our technologies. Although we expect that our OEM partners will accept and actively market, sell and distribute products that incorporate our technologies, they may not do so. Because products that incorporate our technologies may represent a relatively small percentage of business for some of our OEM partners, they may have less incentive to promote these products over other products that do not incorporate these technologies.

In addition, some of our OEM partners offer products that compete with ours and also may be involved in intellectual property disputes with us. Therefore, we cannot guarantee that our OEM partners, or any company that may acquire any of our OEM partners, will vigorously promote products incorporating our technologies. The failure of our OEM partners to successfully market, sell or distribute products incorporating our technologies, the termination of OEM agreements, the loss of OEM partners or the inability to enter into future OEM partnership agreements would have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain or develop relationships with GPOs, sales of our healthcare products would decline.

Our ability to sell our healthcare products to hospitals depends, in part, on our relationships with GPOs. Many existing and potential customers for our products are members of GPOs. GPOs negotiate pricing arrangements and contracts with medical supply manufacturers and distributors that may include provisions for sole sourcing and bundling, which generally reduce the choices available to member hospitals.

These negotiated prices are made available to a GPO's members. If we are not one of the providers selected by a GPO, the GPO's members may be less likely or unlikely to purchase our products. If a GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be prohibited from making sales to members of such GPO for the duration of such contractual arrangement. Shipments of our pulse oximetry products to customers that are members of GPOs represent approximately 95% of our U.S. healthcare product sales. Our failure to renew our contracts with GPOs may cause us to lose market share in our healthcare business and could have a material adverse effect on our business, financial condition and results of operations. In addition, if we are unable to develop new relationships with GPOs, our competitive position would likely suffer and our opportunities to grow our revenues and business would be harmed.

Inadequate levels of coverage or reimbursement from governmental or other third-party payers for our healthcare products, or for procedures using our healthcare products, may cause our revenue to decline or prevent us from realizing revenues from future products.

Sales of our healthcare products depend in part on the reimbursement and coverage policies of governmental and private healthcare payers. The lack of adequate coverage and reimbursement for our healthcare products or the procedures in which our healthcare products are used may deter customers from purchasing our products.

We cannot guarantee that governmental or third-party payers will reimburse or begin reimbursing a customer for the cost of our healthcare products or the procedures in which our healthcare products are used. For example, some insurance carriers have issued policies denying coverage for transcutaneous hemoglobin measurement on the grounds that the technology is investigational in the outpatient setting. Other payers are continuing to investigate our products to determine if they will provide reimbursement for the use of such products. In addition, we may incur significant expenses to generate clinical data to demonstrate not only the safety and efficacy, but also the cost-effectiveness of our products in order to obtain favorable reimbursement policies from payers.

These trends could lead to pressure to reduce prices for our current and future healthcare products, hinder our ability to obtain market adoption, cause a decrease in the size of the market or potentially increase competition, any of which could have a material adverse effect on our business, financial condition and results of operations.

We do not control payer decision-making with respect to coverage and payment levels for our products. Additionally, we expect many payers to continue to explore cost-containment strategies (e.g., comparative and cost-effectiveness analyses, so-called "pay-for-performance" programs implemented by various public government healthcare programs and private third-party payers, and expansion of payment bundling initiatives, and other such methods that shift medical cost risk to providers) that may potentially impact coverage and/or payment levels for our current products or products we develop in the future.

Outside of the U.S., reimbursement systems vary by country. These systems are often subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as those in the U.S. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. If adequate levels of reimbursement from third-party payers outside of the U.S. are not obtained, sales of our products outside of the U.S. may be adversely affected.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of existing market participants from certain markets, which could have an adverse effect on our business, results of operations or financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payers to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become, and will continue to become, more intense. This has resulted in, and will likely continue to result in, greater pricing pressures and the exclusion of certain existing market participants from important market segments as GPOs, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for hospitals.

We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to impact the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our healthcare products and adversely impact our business, financial condition and results of operations.

Our healthcare customers may reduce, delay or cancel purchases due to a variety of factors, such as lower hospital census levels or third-party guidelines, which could adversely affect our business, financial condition and results of operations.

Our healthcare customers are facing growing levels of uncertainties, including variations in overall hospital census for paying patients and the impact of such census variations on hospital budgets. As a result, many hospitals are reevaluating their entire cost structure, including the amount of capital they allocate to medical device technologies and products. In addition, certain of our products, including our rainbow® measurements such as carbon monoxide, methemoglobin and hemoglobin, that are sold with upfront license fees and more complex and expensive sensors, could also be impacted by hospital budget reductions. Any reductions in capital spending budgets by hospitals could have a significant negative impact on our OEM customers who, due to their traditionally larger capital equipment sales model, could see declines in purchases from their hospital customers. This, in turn, could reduce our board sales to our OEM customers.

From time to time, states and other local regulatory authorities may issue guidelines regarding the appropriate scope and use of our products. For example, some of our noninvasive monitoring devices may be subject to authorization by individual states as part of the Emergency Medical Services (EMS) scope of practice procedures. A lack of inclusion into scope of practice procedures may limit adoption of our products.

Additionally, increases in demand resulting from global medical crises, such as the increase in demand we experienced during the COVID-19 pandemic, may be short lived. If the increased demand results in a stockpiling of our healthcare products by, or excess inventory at, our customers, future orders may be delayed or canceled until such on-hand inventory is consumed. We may be unable to accurately forecast our financial and operating results and appropriately plan our expenses in the future or we may fail to meet our publicly announced guidance about our business and future operating results. For example, during the second, third and fourth quarters of 2023, customers maintained elevated levels of single-patient use sensors and consumables in inventory due to the softer demand and lower hospital census, which had an adverse impact on our second, third and fourth quarter 2023 healthcare revenue. Continued stockpiling or excess inventory as a result of lower hospital census in future quarters could also negatively impact our healthcare revenue.

The loss of any large customer or distributor, or any cancellation or delay of a significant purchase by a large customer, could reduce our net sales and harm our operating results.

Our healthcare business has a concentration of OEM, distributor and direct customers. For example, sales to one just-in-time distributor represented 10% or more of our healthcare product sales for the year ended December 30, 2023. Similarly, within our non-healthcare business, we sell products through distributors, resellers, direct-to-consumer and to large retailers. No individual retailer represented more than 10% of our non-healthcare product sales for the year ended December 30, 2023.

We cannot provide any assurances that we will retain our current customers, groups of customers or distributors, that they will maintain their current or forecasted demand for our products, or that we will be able to attract and retain additional customers in the future. If for any reason we were to lose our ability to sell to a specific group or class of customers or through a distributor, we could experience a significant reduction in revenue or loss of market share, which would adversely impact our operating results.

Our revenues could also be negatively affected by any rebates, discounts or fees that are required by, or offered to, GPOs and customers, including wholesalers or distributors. Additionally, some just-in-time distributors of our healthcare products have been demanding higher fees, which we may be obligated to pay in order to continue to offer products to our customers through these distributors or which may obligate us to distribute our products directly to our customers. The loss of any large customer or distributor, an increase in distributor fees, or the risks associated with selling directly to our customers could have a material adverse effect on our business, financial condition and results of operations.

Counterfeit Masimo sensors and third-party reprocessed single-patient-use Masimo sensors may harm our reputation and adversely affect our business, financial condition and results of operations.

We believe that other entities are manufacturing and selling counterfeit Masimo sensors. In addition, certain medical device reprocessors have been collecting our used single-patient-use sensors from hospitals and then reprocessing, repackaging and reselling those sensors to hospitals. These counterfeit and third-party reprocessed sensors are sold at lower prices than new Masimo sensors. Our experience with both these counterfeit sensors and third-party reprocessed sensors is that they provide inferior performance, increased sensor consumption, reduced comfort and a number of monitoring problems. Notwithstanding these limitations, some of our customers have indicated a willingness to purchase some of their sensor requirements from these counterfeit manufacturers and third-party reprocessors in an effort to reduce their sensor costs.

These counterfeit and reprocessed sensors have led and may continue to lead to confusion with our genuine Masimo products, have reduced and may continue to reduce our revenue, and, in some cases, have harmed and may continue to harm our reputation if customers conclude incorrectly that these counterfeit or reprocessed sensors are original Masimo sensors.

In addition, we have expended a significant amount of time and expense investigating issues caused by counterfeit and reprocessed sensors, troubleshooting problems stemming from such sensors, educating customers about why counterfeit and reprocessed sensors do not perform to their expectations, enforcing our proprietary rights against the counterfeit manufacturers and reprocessors, and enforcing our contractual rights.

In response to these counterfeit sensors and third-party reprocessors, we have incorporated X-Cal® technology into certain products to ensure our customers get the performance they expect by using genuine Masimo sensors and that such sensors do not continue to be used beyond their useful life. However, some customers may object to the X-Cal® technology, potentially resulting in the loss of customers and revenues.

We also offer our own Masimo reprocessed sensors, which meet the same performance specifications as our new Masimo sensors, to our customers. Reprocessed sensors sold by us are also offered at a lower price and, therefore, may reduce certain customer demand for our new sensors. As a result, increased sales of our own Masimo reprocessed sensors may result in lower revenues, which could negatively impact our business, financial condition and results of operations.

Competition and other conflicts with our non-healthcare distribution partners could harm our business and operating results.

Several of our existing non-healthcare products compete, and future products may compete, with the product offerings of some of our significant channel and distribution partners. These partners may choose to market and promote their own products over ours or could cease or reduce selling or promoting our products. Any reduction in our ability to place and promote our non-healthcare products, or increased competition from our distribution partners for available shelf or website placement, especially during peak retail sales periods, could adversely affect our non-healthcare business. In addition, the expansion of our direct-to-consumer channel in our non-healthcare business through our brand websites could increase our competition with our channel partners and cause these partners to reduce their purchases of our non-healthcare products. Conflicts in our sales channels could arise and cause channel partners to divert resources away from the promotion and sale of our products. Any of these situations could adversely impact our business, financial condition and results of operations.

Certain of our non-healthcare products are dependent on integrations with third-party technology.

We integrate our non-healthcare products with technologies from third-parties, some of which have developed or may develop and sell competitive products. For example, the Masimo Freedom™ smartwatch is intended to operate with Wear OS by Google. If these third-parties view us as a competitive threat, they may refuse to give us access to their technologies, refuse to do business with us or cease to do business with us or disable (or require us to disable) their technologies. If one or more of these third-parties do not maintain their integration with our products or seek to adversely modify the terms under which they provide integration in a manner that is unacceptable to us, our products may lose important functionality, our reputation may be harmed, and our business, financial condition and results of operations may be damaged.


Risks Related to Our Intellectual Property


If the patents we own or license, or our other intellectual property rights, do not adequately protect our technologies, we may lose market share to our competitors and be unable to operate our business profitably.

Our success depends significantly on our ability to protect our rights to the technologies used in our products. Our utilization of patent protection, trade secrets and a combination of copyright and trademark laws, as well as nondisclosure, confidentiality and other contractual arrangements, to protect our intellectual property afford us only limited protection and may not adequately protect our rights or permit us to gain or maintain any competitive advantage.

Certain of our patents related to our technologies have begun to expire. Upon the expiration of our issued or licensed patents, we generally lose some of our rights to exclude competitors from making, using, selling or importing products using the technology based on the expired patents.

Furthermore, in recent years, the U.S. Supreme Court has ruled on several patent cases and several laws have been enacted that, in certain situations, potentially narrow the scope of patent protection available and weaken the rights of patent owners. As a result, we believe large technology companies may be pursuing an "efficient infringement" strategy, having concluded that it is cheaper to infringe third-party intellectual property rights than to acquire, license or otherwise respect them. There can be no assurance that we will be successful in securing additional patents on commercially desirable improvements, that such additional patents will adequately protect our innovations or offset the effect of expiring patents, or that competitors will not be able to design around our patents.

In addition, third-parties have challenged, and may continue to challenge, our issued patents through procedures such as Inter-Partes Review (IPR). In many IPR challenges, the U.S. Patent and Trademark Office (PTO) cancels or significantly narrows issued patent claims. IPR challenges could increase the uncertainties and costs associated with the maintenance, enforcement and defense of our issued and future patents and could have a material adverse effect on our business, financial condition and results of operations. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, in June 2023, a new unitary patent system was introduced, which will significantly impact European patents, including those granted before the introduction of the system. Under the unitary patent system, after a European patent is granted, the patent proprietor can request unitary effect, thereby getting a European patent with unitary effect (Unitary Patent). Each Unitary Patent is subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC may be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of the new unitary patent system.

We also utilize unpatented proprietary technology and know-how and often rely on confidentiality agreements and intellectual property assignment agreements with our employees, OEM partners, independent distributors and consultants to protect such unpatented proprietary technology and know-how. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information.

We rely on the use of registered and common law trademarks with respect to our brands and the names of some of our products. Common law trademarks provide less protection than registered trademarks. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.

If third-parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products.

Searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which may not be publicly-available information, or claimed trademark rights that have not been revealed through our searches. In addition, some of our employees were previously employed at our competitors. We may be subject to claims that our employees have disclosed, or that we have used, trade secrets or other proprietary information of our employees' former employers. Our efforts to identify and avoid infringing on third-parties' intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement against us, even those without merit, could:

- be expensive and time-consuming to defend and result in payment of significant damages to third-parties;

- force us to stop making or selling products that incorporate the intellectual property;

- require us to redesign, reengineer or rebrand our products, product candidates and technologies;

- require us to enter into royalty agreements that would increase the costs of our products;

- require us to indemnify third-parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims;

- divert the attention of our management and other key employees; and

- result in our customers or potential customers deferring or limiting their purchase or use of the affected products impacted by the claims until the claims are resolved;

any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, new patents obtained by our competitors could threaten the continued commercialization of our products in the market even after they have already been introduced.

We believe competitors may currently be violating and may in the future violate our intellectual property rights. As a result, we may initiate litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert management's attention from implementing our business strategy.

We believe that the success of our business depends, in part, on obtaining patent protection for our products and technologies, defending our patents and preserving our trade secrets. We were previously involved in significant litigation to protect our patent positions related to some of our pulse oximetry signal processing patents that resulted in various settlements. We believe some of the new market entrants in the healthcare and monitoring space, including some of the world's largest technology companies, and some consumer audio companies may be infringing our intellectual property, and we may be required to engage in additional litigation to protect our intellectual property in the future. In addition, we believe that certain individuals who previously held high level technical and clinical positions with us misappropriated our intellectual property for the benefit of themselves and other companies. For example, on January 9, 2020, we initiated litigation against Apple Inc. for infringement of a number of patents, for trade secret misappropriation and for ownership and correction of inventorship of a number of Apple Inc. patents that list one of our former employees as an inventor. A trial on the trade secret, ownership, and inventorship claims was held from April 4, 2023 through May 1, 2023. On May 1, 2023, the court declared a mistrial because the jury was unable to reach a unanimous verdict. In addition, on June 30, 2021, we filed a complaint with the U.S. International Trade Commission (ITC) against Apple Inc. for infringement of a number of other patents. On October 20, 2022, Apple filed two complaints against us and Sound United alleging that the Masimo W1™ watch infringes a number of patents. On January 10, 2023, an Administrative Law Judge ruled that Apple Inc. violated Section 337 of the Tariff Act of 1930, as amended, by importing and selling within the United States certain Apple Watches with light-based pulse oximetry functionality and components. On October 26, 2023, the ITC issued a Notice of Final Determination finding a violation of Section 337 by Apple Inc. The ITC determined that the appropriate form of relief is a Limited Exclusion Order (LEO) prohibiting the unlicensed entry of infringing wearable electronic devices with light-based pulse oximetry functionality manufactured by or on behalf of Apple Inc., and a Cease and Desist Order (CDO). The LEO and CDO went into effect on December 26, 2023, after a 60-day Presidential review period. For additional information related to these litigations, please see Note 24, "Commitments and Contingencies", to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K. Our ongoing and future litigation could result in significant additional costs and further divert the attention of our management and key personnel from our business operations and the implementation of our business strategy and may not be successful or adequate to protect our intellectual property rights.

Risks Related to Our Regulatory Environment

Our failure to obtain and maintain FDA clearances or approvals on a timely basis, or at all, would prevent us from commercializing our current, upgraded or new healthcare products in the U.S., which could severely harm our business.

Unless an exemption applies, each medical device that we market in the U.S. must first undergo premarket review pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA) by receiving clearance of a 510(k) premarket notification, receiving clearance through the *de novo* classification review process or obtaining approval of a premarket approval (PMA) application. Even if regulatory clearance or approval of a product is granted, the U.S. Food and Drug Administration (FDA) may clear or approve our products only for limited indications for use. Additionally, the FDA may not grant 510(k) clearance on a timely basis, if at all, for new products or new uses that we propose for Masimo SET® or licensed rainbow® technology.

The traditional FDA 510(k) clearance process for our medical devices has generally taken between four to nine months. However, our more recent experience and interactions with the FDA, along with information we have received from other medical device manufacturers, suggests that, in some cases, the FDA is requiring applicants to provide additional or different information and data for 510(k) clearance than it had previously required, and that the FDA may not rely on approaches that it had previously accepted to support 510(k) clearance. As a result, FDA 510(k) clearance can be delayed for our products in some cases.

To support our product applications to the FDA, we frequently are required to conduct clinical testing of our products. Such clinical testing must be conducted in compliance with FDA requirements pertaining to human research. Among other requirements, we must obtain informed consent from study subjects and approval by institutional review boards before such studies may begin. We must also comply with other FDA requirements such as monitoring, record-keeping, reporting and the submission of information regarding certain clinical trials to a public database maintained by the National Institutes of Health. In addition, if the study involves a significant risk device, we are required to obtain the FDA's approval of the study under an Investigational Device Exemption (IDE). Compliance with these requirements can require significant time and resources. In addition, public health emergencies and other extraordinary circumstances may disrupt the conduct of our clinical trials. If the FDA determines that we have not complied with such requirements, the FDA may refuse to consider the data to support our applications or may initiate enforcement actions.

Even though 510(k) clearances have been obtained, if safety or effectiveness problems are identified with our products, we may need to initiate a recall of such products. For example, in February 2024, we initiated a voluntary recall on select Rad-G® devices in connection with an issue that can result in an unintentional change in the power state of the device. Furthermore, our new products or significantly modified marketed products could be denied 510(k) clearance and be required to undergo the more burdensome PMA or *de novo* classification review processes. The process of obtaining a *de novo* classification or PMA approval is much more costly, lengthy and uncertain than the process for obtaining 510(k) clearance.

De novo classification review generally takes six months to one year from the time of submission of the *de novo* request, although it can take longer. Approval of a PMA generally takes one year from the time of submission of the PMA, but may be longer.

We sell consumer versions of our iSpO$_2$® and MightySat® pulse oximeters, that are not intended for medical use. Some of our products or product features may not be subject to the 510(k) process and/or other regulatory requirements in accordance with specific FDA guidance and policies, such as the FDA guidance related to mobile medical applications. In additions, some of our products or product features may not be subject to device regulation pursuant to Section 520(o) of the FDCA, which excludes certain software functions from the statutory definition of a device. If the FDA changes its policies or concludes that our marketing of these products is not in accordance with its current policies and/or Section 520(o) of the FDCA, we may be required to seek clearance or approval of these devices through the 510(k), *de novo* classification review or PMA processes.

The failure of our OEM partners to obtain required FDA clearances or approvals for products that incorporate our healthcare technologies could have a negative impact on our revenue.

Our healthcare OEM partners are required to obtain their own FDA clearances in the U.S. for most products incorporating our technologies. The FDA clearances we have obtained may not make it easier for our OEM partners to obtain clearances of products incorporating these technologies, or the FDA may not grant clearances on a timely basis, if at all, for any future products incorporating our technologies that our OEM partners propose to market.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Our healthcare products, along with the manufacturing processes, labeling and promotional activities for those products, are subject to continual review and periodic inspections by the FDA and other regulatory bodies. Among other requirements, we and certain of our suppliers are required to comply with the FDA's Quality System Regulation (QSR), which governs the methods and documentation of the design, control testing, production, component suppliers control, quality assurance, complaint handling, labeling control, packaging, storage and shipping of our healthcare products. The FDA enforces the QSR through announced and unannounced inspections. We are also subject to similar state requirements and licenses.

In addition to the FDA, from time to time we are subject to inspections by the California Food and Drug Branch, international regulatory authorities and other similar governmental agencies. The standards used by these regulatory authorities are complex and may differ from those used by the FDA.

Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies or failure to adequately respond to any FDA Form 483 observations, any California Food and Drug Branch notices of violation or any similar reports could result in, among other things, any of the following:

- warning letters or untitled letters issued by the FDA;
- fines, civil penalties, in rem forfeiture proceedings, injunctions, consent decrees and criminal prosecution;
- import alerts;
- unanticipated expenditures to address or defend such actions;
- delays in clearing or approving, or refusal to clear or approve, our products;
- withdrawals or suspensions of clearance or approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies;
- product recalls or seizures;
- orders for physician notification or device repair, replacement or refund;
- interruptions of production or inability to export to certain foreign countries; and
- operating restrictions.

In addition, many of our healthcare and non-healthcare products are subject to various laws, regulations and legal requirements, including those governing consumer protection, product import and export, hazardous materials usage and discharge, product related energy consumption, electrical safety, wireless emissions, e-commerce, packaging and recycling. Compliance with these requirements, which vary widely depending on jurisdiction, is time consuming and expensive.

If we fail to comply with applicable legal requirements, it would harm our reputation and adversely affect our business, financial condition and results of operations.

Failure to obtain regulatory authorizations in foreign jurisdictions may prevent us from marketing our products abroad.

We currently market and intend to continue to market our products internationally. Outside of the U.S., we can generally market our healthcare products only if we receive a marketing authorization (and/or meet certain pre-marketing requirements) and, in some cases, pricing approval, from the appropriate regulatory authorities. The regulatory registration/licensing process varies among international jurisdictions and may require additional or different product testing than required to obtain FDA clearance. FDA clearance does not ensure new product registration/licensing by foreign regulatory authorities, and we may be unable to obtain foreign regulatory registration/licensing on a timely basis, if at all.

In addition, clearance by one foreign regulatory authority does not ensure clearance by any other foreign regulatory authority or by the FDA. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, financial condition and results of operations could be adversely affected.

Furthermore, foreign regulatory requirements may change from time to time, which could adversely affect our ability to market new products, and/or continue to market existing products, internationally. Certain significant changes in the international regulatory landscape have recently taken place or will take place in the near future. These include the new EU Medical Devices Regulation (EU) 2017/745 (MDR), which came into effect on May 26, 2021 and a regulatory regime in the UK effective since January 1, 2021 as a result of the UK's exit from the EU (Brexit).

Modifications to our marketed medical devices may require new regulatory clearances or premarket approvals, or may require us to cease marketing or to recall the modified devices until clearances or approvals are obtained.

We have made modifications to our medical devices in the past and we may make additional modifications in the future. Any modification to a medical device that is cleared by the FDA that could significantly affect its safety or effectiveness or that could constitute a major change in its intended use would require a new clearance or approval and certain modifications to devices cleared or approved by foreign regulatory authorities may also require a new clearance or approval.

We may not be able to obtain such clearances or approvals in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have an adverse effect on our business, financial condition and results of operations.

For device modifications that we conclude do not require a new regulatory clearance or approval, we may be required to recall and to stop marketing the modified devices if the government agency disagrees with our conclusion and requires new clearances or approvals for the modifications. This could have an adverse effect on our business, financial condition and results of operations.

Regulatory reforms may impact our ability to develop and commercialize our healthcare products and technologies.

From time to time, legislation is drafted and introduced by governments that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of medical devices. For example, in December 2022, Congress enacted the Food and Drug Omnibus Reform Act of 2022 (FDORA). FDORA reauthorized the FDA to collect device user fees and contained substantive amendments to the device provisions of the FDCA. Among other changes, FDORA requires premarket submissions for "cyber devices" to include plans to address postmarket cybersecurity vulnerabilities and exploits and other cybersecurity-related information. FDORA also imposes a new requirement for sponsors of medical device clinical trials to develop diversity action plans that must be submitted to the FDA with an IDE application, if an IDE is required for the study, or in the marketing application for the device if an IDE application is not required. The statute also authorizes the FDA to approve or clear predetermined change control plans (PCCPs) in PMAs or 510(k) premarket notifications, and once such a PCCP is approved or cleared, then a supplemental PMA or a new 510(k) is not required for a change to a device that is consistent with such approved or cleared PCCP.

In addition, regulations and guidance are often revised or reinterpreted by the government agency in ways that may significantly affect our business or products. Future regulatory changes could make it more difficult for us to obtain or maintain approval to develop and commercialize our products and technologies. Public health emergencies may also prompt temporary or permanent regulatory reforms that could change the processes governing the clearance or approval, manufacture and marketing of medical devices.

In the EU, for example, the new MDR became applicable to our medical devices on May 26, 2021. The MDR requires medical devices and their manufacturers to comply with more stringent standards than before. The MDR also imposes new and enhanced obligations on importers and distributors of medical devices in the EU. Although the MDR is subject to certain transitional periods, both we and others involved in the distribution and commercialization of our medical devices in the EU will need to comply with more stringent EU rules. Additionally, the EU legislators have reached preliminary agreement on a new regulation laying down harmonized rules on artificial intelligence (the EU AI Act), which will heavily regulate the use of artificial intelligence systems used in EU regulated medical devices, designating them "high risk" artificial intelligence. These new rules, which entail the application of specific requirements about the quality of the datasets used, technical documentation and record-keeping, transparency and the provision of information to users, human control, as well as robustness, accuracy and cybersecurity, are expected to apply from early 2026.

Due to Brexit, from January 1, 2021, a new regulatory framework applies to medical devices commercialized in Great Britain (England, Scotland and Wales). This is now separate from the regime in the EU. Although certain transition periods apply, the medical devices we intend to commercialize in Great Britain may in the future need to conform to different requirements than the requirements in the EU. These factors are likely to add more complexity to our regulatory compliance obligations in Europe and our ability to commercialize medical devices in European markets.

If our healthcare products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury, we will be subject to medical device reporting regulations and other applicable laws, and may need to initiate voluntary or mandatory corrective actions, such as the recall of our healthcare products.

Regulatory agencies in many countries require us to report anytime our healthcare products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. For example, under the FDA medical device reporting regulations, we are required to report to the FDA any incident in which a product of ours may have caused or contributed to a death or serious injury or in which a product of ours malfunctioned and, if the malfunction were to recur, would be likely to cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices on the market in the EU are legally required to report any serious or potentially serious incidents involving devices produced or sold by the manufacturer to the relevant authority in those jurisdictions where any such incident occurred.

The FDA and similar foreign regulatory authorities have the authority to require the recall of our commercialized healthcare products in the event of material deficiencies or defects in, for example, design, labeling or manufacture. The FDA must find that there is a reasonable probability that the device would cause serious adverse health consequences or death in order to require a recall. The standard for recalling deficient products may be different in foreign jurisdictions. Manufacturers may, under their own initiative, recall a product if any material deficiency is found in a device or they become aware of a safety issue involving a marketed product. A government-mandated or voluntary recall by us or by one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

We may initiate certain field actions, such as a product correction or removal of our products in the future. In addition, third-parties that commercialize products incorporating our technologies may initiate similar actions or product corrections. Any correction or removal initiated by us to reduce a health risk posed by our device, or to remedy a violation of the FDCA or other regulations caused by the device that may present a risk to health, must be reported to the FDA. If the FDA subsequently determines that a report was required for a correction or removal of our products that we did not believe required a report, we could be subject to enforcement actions.

In addition, our non-healthcare products, including components we source from third parties, may be found to have design or manufacturing defects. Such defects may result in additional costs for product modifications, voluntary or mandated product recalls or other liabilities resulting from product malfunctions. For example, defects in our audio products may result in overheating or electrical shock, creating a risk of personal injury or property damage.

Any recalls or corrections of our products or third-party products that incorporate our technologies, or enforcement actions would divert managerial and financial resources and could have an adverse effect on our financial condition and results of operations. In addition, given our dependence upon patient, physician and consumer perceptions, any negative publicity associated with any recalls could materially and adversely affect our business, financial condition, results of operations and growth prospects.

In August 2023, the Company determined to initiate a voluntary recall of select Rad-G® products in connection with an issue that can result in an unintentional change in the power state of the device. On February 14, 2024, we initiated the voluntary recall. On February 21, 2024, we received a subpoena from the Department of Justice seeking documents and information related to the Company's Rad-G® and Rad-97® products, including information relating to complaints surrounding the products and the Company's decision to recall the Rad-G®. We are investigating the reasons for the delay between August 2023 and February 2024 when the recall was initiated. We are cooperating with the government and may expend significant financial and managerial resources in connection with responding to the subpoena and any related investigation or any other future requests for information.

Promotion of our healthcare products using claims that are off-label, unsubstantiated, false or misleading could subject us to substantial penalties.

Obtaining 510(k) clearance permits us to promote our products for the uses cleared by the FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians may use our products off-label because the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine, but we may not promote our products "off-label". While we may request additional cleared indications for our current products, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. If the FDA determines that our products were promoted for off-label use or that false, misleading or inadequately substantiated promotional claims have been made by us or our OEM partners, it could request that we or our OEM partners modify those promotional materials or it could take regulatory or enforcement actions, including the issuance of an untitled letter, warning letter, injunction, seizure, civil fine and criminal penalties. While certain U.S. courts have held that truthful, non-misleading, off-label information is protected under the First Amendment under certain circumstances, the FDA continues to take the position that off-label promotion is subject to enforcement action.

It is also possible that other federal, state or foreign enforcement authorities may take action if they consider our communications, including promotional or training materials, to constitute promotion of an uncleared or unapproved use. If not successfully defended, enforcement actions related to off-label promotion could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In any such event, our reputation could be damaged, adoption of our products could be impaired and we could be subject to extensive fines and penalties.

Additionally, we must have adequate substantiation for the claims we make for our products. If any of our claims are determined to be false, misleading or deceptive, our products could be considered misbranded under the FDCA or in violation of the Federal Trade Commission Act. We could also face lawsuits from our competitors under the Lanham Act alleging that our marketing materials are false or misleading.

Government agencies in the EU, UK, Japan and other countries and jurisdictions have similar regulations on the advertising and promotion of medical devices. If we fail to comply with any of these regulations, our reputation could be damaged, adoption of our products could be impaired and we could be subject to extensive fines and penalties.

The regulatory environment governing information, data security and privacy is increasingly demanding and evolving. Many of the laws and regulations in this area are subject to uncertain interpretation, and our failure to comply could result in claims, penalties or increased costs or otherwise harm our business.

Personal privacy and data security have become significant issues in the U.S., Europe, the Middle East, Canada, China and many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

Several U.S. states have passed comprehensive privacy laws. For example, the California Consumer Privacy Rights Act (CPRA) amended and expanded the California Consumer Privacy Act (CCPA) effective January 1, 2023. Other states have also enacted data privacy laws that took effect in 2023, including the Virginia Consumer Data Protection Act, the Colorado Privacy Act, Utah's Consumer Privacy Act, and the Connecticut Data Privacy Act. Further, Delaware, Florida, Indiana, Iowa, Montana, Oregon, Tennessee and Texas also adopted privacy laws, which take effect from July 1, 2024 through 2026. These state laws govern the processing of residents' personal information. Among many new requirements, some of the state privacy laws expand consumers' rights (such as opting out of certain data sales to third parties and targeted advertising, restricting certain uses and disclosures of sensitive data, and requesting access, deletion, or correction of personal information). These state laws also minimize what data that can be collected from consumers and how businesses may use and disclose it. These state privacy laws also require businesses to make disclosures to consumers about data collection, use and sharing practices. In addition, some of these laws (including the CPRA) subject health-related information to additional safeguards and disclosures and some specifically regulate consumer health data, such as the Washington My Health My Data Act, which will become effective in 2024. There is significant uncertainty regarding how regulators will interpret and enforce this patchwork of new laws, particularly to the extent there are inconsistencies or differences in their requirements.

We continue to be subject to federal privacy laws such as the Health Insurance Portability and Accountability Act of 1996 (HIPAA), in certain circumstances, in connection with any personal health information or medical information that we may obtain or have access to in connection with the operation of our business. Moreover, comprehensive federal data privacy legislation has been proposed and, if passed, will further change the privacy and data security compliance landscape. In addition, on July 26, 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance.

All 50 U.S. states have data breach notification laws that, if violated, could result in penalties, fines and litigation. In addition, many states have implemented or are in the process of implementing related legislation, including state-specific biometric privacy laws that have resulted in class-action lawsuits against businesses. The full impact of these laws on our business is yet to be determined, but it could result in increased operating expenses as well as additional exposure to the risk of litigation by or on behalf of consumers.

Internationally, the European Data Protection Board continues to release guidelines for industries and impose fines related to the General Data Protection Regulation (GDPR), some of which have been very significant. To improve coordination among EU supervisory authorities, the European Commission has proposed a new regulation that would help to streamline enforcement of the GDPR in cross-border cases. Meanwhile, there continues to be persistent uncertainty relating to the transfer of personal data from Europe to the U.S., or other non-adequate countries, following the Schrems II decision. On July 10, 2023, the European Commission adopted its adequacy decision on the EU-U.S. Data Privacy Framework (DPF). The decision, which took effect on the day of its adoption, concludes that the United States ensures an adequate level of protection for personal data transferred from the EEA to companies certified to the DPF. However, it remains too soon to tell how the future of Privacy Shield 2.0 will evolve and what impact it will have on our international activities. At least one challenge to the DPF is pending before the Court of Justice of the European Union.

Further, Brexit has led and could also lead to legislative and regulatory changes that may increase our compliance costs. As of January 1, 2021 and the expiry of transitional arrangements agreed to between the UK and the EU, data processing in the UK is governed by a UK version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an Adequacy Decision for the UK, allowing for the relatively free exchange of personal information between the EU and the UK (as the UK correspondingly allows transfers back to the EU). However, the European Commission may suspend the Adequacy Decision if it considers that the UK no longer provides for an adequate level of data protection. A bill to amend the existing UK framework is now pending, but is not expected to be passed before the new UK election.

Other international jurisdictions, including Canada, China, India, Saudi Arabia, South Africa, the UAE, Singapore, South Korea, Mexico, Australia, Argentina, India and Brazil, among others, have also implemented, or are in the process of implementing laws relating to data privacy and protection that are all already in effect or are anticipated to go into effect soon, or are amending existing laws. In addition, several jurisdictions such as South Korea have shown increased enforcement of their existing data privacy and security laws. Although we believe that we are complying with the GDPR and similar laws, these laws are still relatively new. Therefore, as international data privacy and protection laws continue to evolve, and as new regulations, interpretive guidance and enforcement information become available, we may incur additional costs to modify our business practices to comply with these requirements.

We may be required to make costly system modifications to comply with applicable data privacy and security laws. Violations of these laws, or allegations of such violations, could subject us to criminal or civil, monetary or and non-monetary penalties, disrupt our operations, involve significant management distraction, negatively impact our brand image, subject us to class action lawsuits and result in a material adverse effect on our business, financial condition and results of operations.

We may be subject to or otherwise affected by federal and state healthcare laws, including fraud and abuse laws, and could face substantial penalties if we are unable to fully comply with these laws.

Healthcare fraud and abuse laws potentially applicable to our operations include, but are not limited to:

• the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the purchase, order or recommendation of an item or service reimbursable under a federal healthcare program (such as the Medicare or Medicaid programs);

• the federal False Claims Act and other federal laws which prohibit, among other things, knowingly and willfully presenting, or causing to be presented, claims for payment from Medicare, Medicaid, other government payers or other third-party payers that are false or fraudulent;

- the Physician Payments Sunshine Act, which requires medical device companies to track and publicly report, with limited exceptions, all payments and transfers of value to certain healthcare professionals and teaching hospitals in the U.S.; and

- state laws analogous to each of the above federal laws, such as state anti-kickback and false claims laws that may apply to items or services reimbursed by governmental programs and non-governmental third-party payers, including commercial insurers.

If we are found to have violated any such laws or other similar governmental regulations, including their foreign counterparts, that are directly or indirectly applicable to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion of our products from reimbursement under Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of our operations. Any penalties could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against such action, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

U.S. and international legislative and regulatory changes in the healthcare industry could have a negative impact on our financial performance.

Our medical devices and business activities are subject to rigorous regulation by the FDA and other federal, state and international governmental authorities. These authorities and members of Congress have been increasing their scrutiny over the medical device industry. In recent years, Congress, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services and the Department of Defense have issued subpoenas and other requests for information to medical device manufacturers, primarily related to financial arrangements with healthcare providers, regulatory compliance and marketing and product promotional practices. Furthermore, certain state governments have enacted legislation to limit and/or increase transparency of interactions with healthcare providers, pursuant to which we are required by law to disclose payments and other transfers of value to healthcare providers licensed by certain states.

We anticipate that the government will continue to scrutinize the healthcare industry closely, and any new regulations or statutory provisions could result in delays or increased costs during the periods of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance.

Risks Related to Our Business and Operations

We may experience conflicts of interest with Willow with respect to business opportunities and other matters.

Prior to our initial public offering in August 2007, our stockholders owned 99% of the outstanding shares of capital stock of Willow, and we believe that a number of our stockholders, including certain of our directors and executive officers, continue to own shares of Willow stock. Joe Kiani, our Chairman and Chief Executive Officer (CEO), is also the Chairman and CEO of Willow.

Due to the interrelated nature of Willow with us, conflicts of interest may arise with respect to transactions involving business dealings between us and Willow, potential acquisitions of businesses or products, the development and ownership of technologies and products, the sale of products, markets and other matters in which our best interests and the best interests of our stockholders may conflict with the best interests of the stockholders of Willow. In addition, we and Willow may disagree regarding the interpretation of certain terms in the Cross-Licensing Agreement. We cannot guarantee that any conflict of interest will be resolved in our favor, or that, with respect to our transactions with Willow, we will negotiate terms that are as favorable to us as if such transactions were with another third-party.

We will be required to assign to Willow and pay Willow for the right to use certain products and technologies we develop that relate to the monitoring of non-vital sign parameters, including improvements to Masimo SET®.

Under the Cross-Licensing Agreement, if we develop certain products or technologies that relate to the noninvasive monitoring of non-vital sign parameters, including improvements to Masimo SET® for the noninvasive monitoring of non-vital sign parameters, we would be required to assign these developments to Willow and then license the technology back from Willow in consideration for upfront payments and royalty obligations to Willow. Therefore, these products and technologies would be deemed to have been developed or improved exclusively by Willow.

In addition, we will not be reimbursed by Willow for our expenses relating to the development or improvement of any such products or technologies, which expenses may be significant. As a result of these terms, we may not generate any revenue from the further development of certain products and technologies for the monitoring of non-vital sign parameters, including improvements to Masimo SET®, which could adversely affect our business, financial condition and results of operations.

In the event that the Cross-Licensing Agreement is terminated for any reason, or Willow grants a license to rainbow® technology to a third-party, our business would be adversely affected.

Willow owns all of the proprietary rights to certain rainbow® technology developed with our proprietary Masimo SET® for products intended to be used in the "Willow Market", and all rights to any non-vital signs measurement for which we do not exercise an option pursuant to the Cross-Licensing Agreement. In addition, Willow has the right to terminate the Cross-Licensing Agreement or grant licenses covering rainbow® technology to third-parties if we breach certain terms of the agreement, including any failure to meet our minimum royalty payment obligations or failure to use commercially reasonable efforts to develop or market products incorporating licensed rainbow® technology. If we lose our exclusive license to rainbow® technology, we would lose the ability to prevent others from making, using, selling or importing products using rainbow® technology in our market. As a result, we would likely be subject to increased competition within our market, and Willow or competitors who obtain a license to rainbow® technology from Willow would be able to offer related products.

We may not be able to commercialize our products incorporating licensed rainbow® technology cost-effectively or successfully.

As a result of the royalties that we must pay to Willow, it is generally more expensive for us to make products that incorporate licensed rainbow® technology than products that do not include licensed rainbow® technology.

Accordingly, we may not be able to sell products incorporating licensed rainbow® technology at a price the market is willing to accept. If we cannot commercialize our products incorporating licensed rainbow® technology successfully, we may not be able to generate sufficient revenue from these products to be profitable, which could adversely affect our business, financial condition and results of operations.

Rights provided to Willow in the Cross-Licensing Agreement may impede a change in control of our company.

Under the Cross-Licensing Agreement, a change in control includes the resignation or termination of Joe Kiani from his position as CEO of either Masimo or Willow. A change in control also includes other customary events, such as the sale or merger of Masimo or Willow to a non-affiliated third-party or the acquisition of 50% or more of the voting power of Masimo or Willow by a non-affiliated third-party. Among other things, the Cross-Licensing Agreement provides that if the surviving or acquiring entity ceases to use "Masimo" as a company name and trademark following a change in control, all rights to the "Masimo" trademark will automatically be assigned to Willow. This could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over our then-current trading price. In addition, our requirement to assign all future improvements for non-vital signs to Willow could impede a change in control of our company.

If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers.

We depend on certain sole or limited source suppliers for certain key materials and components, including digital signal processor chips and analog-to-digital converter chips for certain products. These suppliers are located around the world, and the production and shipment of such materials and components may be constrained globally due to freight carrier delays and other disruptions to the supply chain. We may experience manufacturing problems related to these suppliers and other outside sources if such suppliers fail to develop, manufacture or ship products and components to us on a timely basis, or provide us with products and components that do not meet our quality standards and required quantities. We previously experienced supply constraints with regard to certain digital signal processor chips and other components during the COVID-19 pandemic, which affected our sales during 2022. In addition, from time to time there have been industry-wide shortages of certain components that we use in certain products. We may also experience price increases for materials, components and shipping with no guarantee that such increases can be passed along to our customers, which could adversely impact our gross margins.

If any of these problems occur, we may be unable to obtain substitute sources for these products and components on a timely basis or on terms acceptable to us, which could harm our ability to manufacture our own products and components profitably or on time.

Future strategic initiatives, including acquisitions of businesses and strategic investments, could negatively affect our business, financial condition and results of operations if we fail to integrate the acquired businesses and their employees successfully into our existing operations or achieve the desired results of our initiatives.

We have acquired several businesses since our inception and we may acquire additional businesses in the future. For example, on April 11, 2022, we completed our acquisition of Sound United. In connection with the Sound United acquisition, on April 11, 2022, we entered into a Credit Facility to partially fund the acquisition. Future acquisitions may require additional debt or equity financing, which could be dilutive to our existing stockholders or reduce our earnings per share or other financial metrics. Even if we complete acquisitions, there are many factors that could affect whether such acquisition, including our acquisition of Sound United, will be beneficial to our business, including, without limitation:

- payment of above-market prices for acquisitions and higher than anticipated acquisition costs;

- issuance of common stock as part of the acquisition price or a need to issue stock options or other equity-based compensation to newly-hired employees of target companies, resulting in dilution of ownership to our existing stockholders;

- reduced profitability if an acquisition is not accretive to our business over either the short-term or the long-term;

- difficulties in integrating any acquired companies, personnel, products and other assets into our existing business;

- delays in realizing the benefits of the acquired company, products or other assets;

- regulatory challenges and becoming subject to additional regulatory requirements;

- cybersecurity and compliance-related issues;

- diversion of our management's time and attention from other business concerns;

- limited or no direct prior experience in new markets or countries we may enter;

- unanticipated issues dealing with unfamiliar suppliers, service providers or other collaborators of the acquired company;

- higher costs of integration than we anticipated;

- write-downs or impairments of goodwill or other intangible assets associated with the acquired company;

- difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions;

- negative impacts on our relationships with our employees, clients, customers or collaborators;

- intellectual property and other litigation, other claims or liabilities in connection with the acquisition; and

- changes in the overall financial model as certain acquired companies may have a different revenue, gross profit margin or operating expense profile.

Further, our ability to benefit from future acquisitions and/or external strategic investments depends on our ability to successfully conduct due diligence, negotiate acceptable terms, evaluate prospective opportunities and bring acquired technologies and/or products to market at acceptable margins and operating expense levels.

We may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance, product liabilities or other undisclosed liabilities that we did not uncover prior to our acquisition or investment, which could result in us becoming subject to penalties, other liabilities or asset impairments. In addition, if we do not achieve the anticipated benefits of an acquisition or other external investment as rapidly as expected, or at all, investors or analysts may downgrade our stock.

We also expect to continue to carry out internal strategic initiatives that we believe are necessary to grow our revenues and expand our business, both in the U.S. and abroad. For example, we have continued to invest in international expansion programs designed to increase our worldwide presence and take advantage of market expansion opportunities around the world. Although we believe our investments in these initiatives continue to be in the long-term best interests of Masimo and our stockholders, there are no assurances that such initiatives will yield favorable results for us. Accordingly, if these initiatives are not successful, our business, financial condition and results of operations could be adversely affected.

If these risks materialize, our stock price could be materially adversely affected. Any difficulties in the integration of acquired businesses or unexpected penalties, liabilities or asset impairments in connection with such acquisitions or investments could have a material adverse effect on our business, financial condition and results of operations.

Our new products and changes to existing products, including as a result of our acquisition of Sound United could fail to attract or retain users or generate revenue and profits. Further, we may not be successful in our non-healthcare expansion, which could adversely affect our business, reputation or financial results.

In connection with the Sound United acquisition, we have expanded our business and product strategy to additionally focus on non-healthcare consumer products to integrate with our successful medical technology businesses. Further, we may introduce certain changes to our existing healthcare products or introduce new and unproven products. Prior to the Sound United acquisition, we did not have significant experience with consumer hardware products, and Sound United does not have experience with healthcare products, which may adversely affect our ability to successfully develop and market these products and technologies and integrate them with our existing products and platforms. We expect this will be a complex, evolving, and long-term strategic initiative that will involve the development of new and emerging technologies, continued investment in medical technology and consumer products, and collaboration with other companies, developers, partners and other participants. However, our non-healthcare business may not develop in accordance with our vision and expectations, and market acceptance of features, products or services we build for our consumer business may be uncertain. We may be unsuccessful in our research and product development efforts, including if we are unable to develop relationships with key participants in the consumer products business. Our new strategic efforts may also divert resources and management attention from other areas of our business. In addition, as our non-healthcare business continues to evolve, we may be subject to a variety of laws and regulations in the U.S. and international jurisdictions, which we were not previously affected by, including in the areas of privacy, which may delay or impede the development of our products and services, increase our operating costs, require significant management time and attention, or otherwise harm our business. As a result of these or other factors, our non-healthcare expansion and investments may not be successful in the foreseeable future, or at all, which could adversely affect our business, reputation, or financial results.

Our Credit Facility contains certain covenants and restrictions that may limit our flexibility in operating our business.

Our Credit Facility contains various affirmative covenants and restrictions that limit our ability to engage in specified types of transactions, including:

- incurring specified types of additional indebtedness, there can be no assurance that we will be able to obtain any additional debt or equity financing at the time needed or that such financing will be available on terms that are favorable or acceptable to us (including guarantees or other contingent obligations);

- paying dividends on, repurchasing or making distributions in respect of our common stock or making other restricted payments, subject to specified exceptions;

- making specified investments (including loans and advances);

- selling or transferring certain assets;

- creating certain liens;

- consolidating, merging, selling or otherwise disposing of all or substantially all of our assets; and

- entering into certain transactions with any of our affiliates.

In addition, under our Credit Facility, we are required to satisfy and maintain specified financial ratios and other customary affirmative and negative covenants. Our ability to meet those financial ratios and affirmative and negative covenants could be affected by events beyond our control and, therefore, we cannot be assured that we will be able to continue to satisfy these requirements. A breach of any of these ratios or covenants could result in a default under our Credit Facility. Upon the occurrence of an event of default, the Lenders could elect to declare all amounts outstanding under our Credit Facility immediately due and payable, terminate all commitments to extend further credit and pursue legal remedies for recovery, all of which could adversely affect our business and financial condition. See Note 15, "Debt", to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for additional information on our Credit Facility.

Further, if we do not achieve the anticipated benefits from the Sound United acquisition, our ability to service our indebtedness may be adversely impacted. Even if we achieve the anticipated benefits from the acquisition, we may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions, or other general corporate purposes. Our ability to arrange additional financing and make payments of principal and interest on our indebtedness will depend on our future performance, which will be subject to general economic, financial, and business conditions as well as other factors affecting our operations, many of which are beyond our control.

We have incurred impairment charges for other intangible assets, and may incur further impairment charges in the future, which would negatively impact our operating results.

During the third quarter of 2023, we experienced continued declines in our stock price and certain worsening macro-economic market conditions, including continued slowing in demand for consumer audio products, which contributed to a significant decline in our market capitalization. Based on these factors, we determined that there was a triggering event for the three months ended September 30, 2023, which required an interim impairment assessment. Accordingly, we performed an interim impairment test of goodwill and indefinite-lived intangibles, and a recoverability test for other long lived assets with finite lives. This quantitative assessment indicated that the carrying value of certain trademarks in the non-healthcare reporting unit were impaired by approximately $7.0 million. No impairment of goodwill was identified, as the fair value of each reporting unit exceeded its carrying value as of September 30, 2023.

During the fourth quarter of 2023, although we experienced a recovery in our stock price and stabilization in our market capitalization, we also experienced continued softening in customer demand for our non-healthcare core audio products and additional supply chain inefficiencies. Based on these factors and further quantitative assessment, we determined the carrying value of certain trademarks in the non-healthcare reporting unit were impaired by approximately $3.0 million.

We review goodwill, other intangibles and other long-lived assets with finite lives for impairment at least annually in the fourth quarter of the year or more frequently if an event occurs indicating the potential for impairment. In the event we are required to record additional non-cash impairment charges to our goodwill, other intangibles and other long-lived assets with finite lives in the future, such a non-cash charge could have a material adverse effect on our consolidated statements of operations and balance sheets in the reporting period in which we record the charge.

For additional information, see the discussion of "Impairment Charge" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may need additional capital and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We anticipate that our existing cash and cash equivalents, amounts available under our Credit Facility, and cash provided by operations, taken together, provide adequate resources to fund ongoing operating and capital expenditures, working capital requirements, and other operational funding needs for the next 12 months. However, we may require additional cash resources due to changed business conditions or other future developments. If our existing resources are insufficient to satisfy cash requirements, we may seek to obtain one or more additional credit facilities, sell equity or debt securities or pursue other forms of financing. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that could potentially restrict our operations. The sale of additional equity securities, or securities convertible into equity securities, could result in dilution to stockholders. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems and could increase our costs of borrowing.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, our securities, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic, macro-economic, political and geopolitical conditions. In addition, even if debt financing is available, the cost of additional financing may be significantly higher than those provided for in our current Credit Facility. Moreover, financing may not be available in amounts or on terms acceptable to us, or at all, or at times when we require it, each of which could limit our ability to grow and expand our business and operations and develop or enhance our products and offerings to respond to market demand or competitive or other business challenges.

Risks Related to Our Stock

Concentration of ownership of our stock among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

As of December 30, 2023, our current directors and executive officers and their affiliates, in the aggregate, beneficially owned approximately 18.6% of our outstanding stock. Subject to any fiduciary duties owed to our other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have some control over our management and policies in their roles as stockholders. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your best interests.

The concentration of ownership could delay or prevent a change in control of us, or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our stock.

In addition, these stockholders could use their voting influence to maintain our existing management and directors in office or support or reject other management and Board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We may be unable to accurately forecast our financial and operating results and appropriately plan our expenses in the future or we may fail to meet our publicly announced guidance about our business and future operating results.

From time to time, we release earnings guidance or other financial guidance in our quarterly and annual earnings conference calls or otherwise, regarding our future performance that represents our management's estimates as of the date of release. Our guidance includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that are based on information known when they are issued, and, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies relating to our business, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Some of those key assumptions include broader macro-economic conditions and the resulting impact of these factors on future consumer spending patterns and our business. These assumptions are inherently difficult to predict, particularly in the long term. Additionally, forecasted financial and operating results may differ materially from actual results, which may materially adversely affect our financial condition and stock price. For example, if certain of our assumptions or estimates prove to be wrong, including any of the economic trends and developments affecting our business discussed in Part II, Item 7 of this Annual Report on Form 10-K, this could cause us to miss our earnings guidance or negatively impact the results we report, either of which could negatively impact our stock price and expose us to potential shareholder litigation.

We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. Furthermore, analysts and investors may develop and publish their own projections of our business, which may form a consensus about our future performance. Our actual business results may vary significantly from such guidance or estimates or that consensus due to a number of factors, many of which are outside of our control, including global economic uncertainty and financial market conditions, geopolitical events, rising inflation, and rising interest rates, potential recessionary factors, and foreign exchange rate volatility, which could adversely affect our business and future operating results. We use the reports and models of economic experts in making assumptions relating to consumer discretionary spending and predictions as to timing and pace of any future economic impacts. If these models are incorrect or incomplete, or if we fail to accurately predict the full impact of certain factors, such as macro-economic factors, the guidance and other forward-looking statements we provide may also be incorrect or incomplete. Furthermore, if we make downward revisions of our previously announced guidance, or if our publicly announced guidance of future operating results fails to meet expectations of analysts, investors, or other interested parties, the price of our common stock could decline. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company, prevent attempts to replace or remove current management and reduce the market price of our stock.

Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our Board to issue up to 5.0 million shares of "blank check" preferred stock. As a result, without further stockholder approval, our Board has the authority to attach special rights, including voting and dividend rights, to this preferred stock, including pursuant to a stockholder rights plan, such as those underlying the Rights Agreement we previously adopted on September 9, 2022, which we terminated in accordance with the terms of the Amendment to the Rights Agreement we entered into effective as of March 22, 2023. However, we may implement a new stockholder rights plan in the future, which may have the effect of discouraging or preventing a change in control by, among other things, making it uneconomical for a third party to acquire us without the consent of our Board. With such rights, preferred stockholders could make it more difficult for a third-party to acquire us.

In addition, our certificate of incorporation previously provided for a staggered Board, whereby directors serve for three-year terms, with one-third of the directors coming up for reelection each year. However, at our 2023 annual meeting of stockholders held on June 26, 2023, our stockholders approved an amendment to our certificate of incorporation, pursuant to which we will phase-in the declassification of our Board over four years, whereby all members of our Board that are elected after our 2023 annual meeting of stockholders would be elected for annual terms. Accordingly, the three-year term for the Class I directors elected at our 2023 annual meeting of stockholders will expire at our 2026 annual meeting of stockholders, the three-year term for the Class II directors elected at our 2021 annual meeting of stockholders will expire as originally scheduled at our 2024 annual meeting of stockholders and the three-year term for the Class III directors elected at our 2022 annual meeting of stockholders will expire as originally scheduled at our 2025 annual meeting of stockholders. The implementation of the declassification of our Board will commence at our 2024 annual meeting of stockholders. Director nominees standing for election at our 2024 annual meeting of stockholders and each annual meeting of stockholders thereafter will be elected to serve a one-year term. Beginning with our 2026 annual meeting of stockholders, all directors would stand for annual elections.

We are also subject to anti-takeover provisions under the General Corporation Law of the State of Delaware (DGCL). Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third-party from making a takeover offer and could delay or prevent a change in control of us. For purposes of these provisions, an "interested stockholder" generally means someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in the DGCL.

Shareholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price.

We have been subject to shareholder activism and may be subject to such activism in the future, which as before could result in substantial costs and divert management's and our Board's attention and resources from our business. Such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our employees, customers, suppliers, or business partners, make it more difficult to attract and retain key personnel, and result in a change in control pursuant to the employment agreement between us and Joe Kiani, our Chairman and CEO.

We value input from investors and regularly engage in dialogue with our stockholders regarding strategy and performance. Activist shareholders who disagree with the composition of our Board, our strategy or the way our Company is managed may seek to effect change through various strategies and channels, such as through commencing another proxy contest, making public statements critical of our performance or business or engaging in other similar activities. Responding to shareholder activism can be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees from our strategic initiatives, and we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. For example, in 2022, Politan Capital Management LP and Politan Capital NY LLC and certain of their affiliates (Politan), acquired a material portion of our outstanding shares and filed a proxy statement with the SEC seeking an election of two of its nominees to our Board at our 2023 Annual Meeting. At the 2023 Annual Meeting held on June 26, 2023, our stockholders voted to elect both nominees designated by Politan to serve on our Board. As a result of the contested director election, we incurred significant costs, as well as Board and management distraction during the fourth quarter of 2022 and majority of the 2023 fiscal year.

Politan may encourage others or on its own to conduct an additional proxy contest in connection with our 2024 Annual Meeting of Stockholders. Responding to any future proxy contests from Politan or other activist shareholders is likely to be costly and time-consuming and could again divert management's and our Board's attention and resources from our business. This could have a material adverse effect on us for at least the following reasons:

- shareholders may attempt to effect changes in our strategic direction and governance or to acquire control over our Board or our Company;

- while we welcome the opinions of all shareholders, responding to proxy contests and related litigation by shareholders is likely to be costly and time-consuming, disrupt our operations, and potentially divert the attention of our Board, management team and other employees away from their regular duties and the pursuit of business opportunities to enhance shareholder value;

- perceived uncertainties as to our future direction as a result of potential changes to the composition of our Board may lead to the perception of a change in the strategic direction of the business, the loss of key employees, including our executive officers, instability or lack of continuity, particularly if the activism campaign results in the appointment of one or more activist shareholders on the Board, which may cause concern to our existing or potential collaboration partners, employees and shareholders; may be exploited by our competitors; may result in the loss of potential business opportunities or limit our ability to timely initiate or advance clinical trials; and may make it more difficult to attract and retain qualified personnel and business partners;

- if individuals are elected to our board of directors who have a specific agenda, including a plan to terminate our Chief Executive Officer or other executive officers, it may result in operational disruption and adversely affect our ability to effectively implement our strategic plan in a timely manner and create additional value for our shareholders; and

- activist directors may make overly burdensome demands of Company management and materially and unnecessarily increase management's workload; and

- proxy contests and related litigation by shareholders could cause significant fluctuations in our share price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

The occurrence of any of the foregoing could adversely affect our business, financial condition and results of operations.

Exclusive forum provisions in our bylaws could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that the state or federal courts located within the State of Delaware are the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or stockholders to our stockholders, (iii) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. However, this choice of forum provision does not apply to (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of Delaware courts, or (b) actions in which a federal court has assumed exclusive jurisdiction to a proceeding. This choice of forum provision is not intended to apply to any actions brought under the Securities Act of 1933, as amended (the Securities Act), or the Securities Exchange Act of 1934, as amended (the Exchange Act). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or stockholders, which may discourage such lawsuits against us and our directors, officers and other employees or stockholders.

Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.


General Risk Factors


We may experience significant fluctuations in our periodic financial results and may not maintain our current levels of profitability in the future.

Our operating results have fluctuated in the past and are likely to fluctuate in the future. Many of the countries in which we operate, including the U.S. and several of the members of the EU, have experienced and continue to experience uncertain economic conditions resulting from global as well as local factors. In addition, continuing uncertainty in the U.S. economy may result in continued inflationary pressures globally and in the U.S. in particular, which may contribute to future interest rate volatility.

Our business or financial results may be adversely impacted by these uncertain economic conditions, including: adverse changes in interest rates, foreign currency exchange rates, tax laws or tax rates; inflation; contraction in the availability of credit in the marketplace due to legislation or other economic conditions, which may potentially impair our ability to access the capital markets on terms acceptable to us or at all; changes in consumer spending during a recession; and the effects of government initiatives to manage economic conditions.

We are also unable to predict how changing global economic conditions or potential global health concerns will affect our critical customers, suppliers and distributors. Any negative impact of such matters on our critical customers, suppliers or distributors may also have an adverse impact on our results of operations or financial condition. Our expense levels are based, in part, on our expectations regarding future revenue levels and are relatively fixed in the short-term.

As a result, if our revenue for a particular period was below our expectations, we would not be able to proportionately reduce our operating expenses for that period. Any revenue shortfall would have a disproportionately negative effect on our operating results for the period.

In addition, the methods, estimates and judgments that we use in applying our accounting policies are, by their nature, subject to substantial risks, uncertainties and assumptions. Factors may arise over time that lead us to change our methods, estimates and judgments, the impact of which could significantly affect our results of operations. See "Critical Accounting Policies and Estimates" contained in Part II, Item. 7 of this Annual Report on Form 10-K.

Recent accounting changes related to our embedded leases within certain deferred equipment agreements have also resulted in the acceleration of the timing related to our recognition of revenue and expenses associated with certain equipment provided to healthcare customers at no up-front charge. Since we cannot control the timing of when our customers will request us to deliver such equipment, our revenue and costs with respect to leased equipment could vary substantially in any given quarter or year, which could further increase quarterly or annual fluctuations within our financial results.

Due to these and other factors, you should not rely on our results for any one quarter as an indication of our future performance. If our operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (SVB) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC stated all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- loss of access to revolving existing credit facilities or other working capital sources and/or the inability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

- potential or actual breach of contractual obligations that require us to maintain letters or credit or other credit support arrangements;

- potential or actual breach of financial covenants in our credit agreements or credit arrangements;

- potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or

- termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macro-economic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on our company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer or supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a customer or supplier, or the loss of any significant supplier relationships, could result in material losses to our company and may have material adverse impacts on our business.

A regional or global recession and other negative macro-economic trends could adversely affect our consumer business.

Our consumer products are generally considered non-essential, discretionary products. As such, many of these products can be especially sensitive to general downturns in the economy. Negative macro-economic conditions, such as high inflation, recession, changes to monetary policy, increasing interest rates and decreasing consumer confidence can adversely impact demand for these products, which could negatively impact our business, financial condition and results of operations.

Future changes in accounting pronouncements and tax laws, or the interpretation thereof, could have a significant impact on our reported results, and may affect our historical reporting of previous transactions.

New accounting pronouncements or taxation rules, and evolving interpretations thereof, have occurred and are likely to occur in the future. Future changes made by new accounting standards may apply prospectively or retrospectively, depending on the method of adoption, and may recast previously reported results. For additional information related to the impact of new accounting pronouncements, please see Note 2, "Summary of Significant Accounting Policies", to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

In addition, future changes to the U.S. tax code and its regulations could have a material impact on our effective tax rate and the implementation of these changes could require us to make substantial changes to our business practices, allocate resources, and increase our costs, which could negatively affect our business, results of operations and financial condition.

The OECD (Organization for Economic Co-operation and Development) has proposed a global minimum tax of 15% of reported profits (Pillar Two) that has been agreed upon in principle by over 140 countries. The OECD continues to release additional guidance, including administrative guidance on how Pillar Two rules should be interpreted and applied by jurisdictions as they adopt Pillar Two. A number of countries have utilized the administrative guidance as a starting point for legislation that is effective January 1, 2024. The Company is continuing to evaluate the potential impact on future periods of Pillar Two, pending legislative adoption by individual countries.

Our retirement and post-retirement pension benefit plans are subject to financial market risks that could adversely affect our future results of operations and cash flows.

We sponsor several defined benefit plans with post-retirement benefits to certain employees in certain international markets. These defined benefit plans are funded with trust assets invested in a diversified portfolio of securities and other investments. Changes in interest rates, mortality rates, early retirement rates, investment returns, discount rates and the market value of plan assets could affect the funded status of our defined benefit plan and post-retirement benefit obligations, causing volatility in the net periodic benefit cost and future funding requirements of the plans. A significant increase in our obligations or future funding requirements could have a negative impact on our results of operations and cash flows from operations.

If we lose the services of our key personnel, or if we are unable to attract and retain other key personnel, we may not be able to manage our operations or meet our growth objectives.

We are highly dependent on our senior management, especially Joe Kiani, our CEO, and other key officers. We are also heavily dependent on our engineers and field sales team, including sales representatives and clinical specialists. We believe certain of our competitors with greater financial resources than us have targeted our key personnel for recruitment and will likely continue to do so in the future. To the extent that key personnel depart, we may be required to bring on new hires that require training and take time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. The loss of the services of members of our key personnel or the inability to attract and retain qualified personnel in the future could prevent the implementation and completion of our objectives, including the development and introduction of our products. In general, our key personnel may terminate their employment at any time and for any reason without notice, unless the individual is a participant in our 2007 Severance Protection Plan, in which case the individual has agreed to provide us with six months' notice if such individual decides to voluntarily resign. In addition, Politan Capital Management LP and Politan Capital NY LLC, which are managed by Quentin Koffey, a member of our Board, previously filed a lawsuit against us and members of our Board seeking to invalidate the employment agreement of Mr. Kiani, our Chief Executive Officer. Although Politan subsequently filed a motion to dismiss the complaint without prejudice, which was approved by the court in September 2023, Politan can refile this or any other complaint against us, our Board or any individual director at any time. We do not maintain any "key person" life insurance policies with respect to any of our key personnel.

In addition, regulation or legislation impacting the workforce, such as the proposed rule published by the Federal Trade Commission which would, if issued, generally prevent employers from entering into non-competition agreements with employees and require employers to rescind existing non-competition agreements, may lead to increased uncertainty in hiring and competition for talent.

We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.

We are, and may in the future become, party to litigation, regulatory proceedings or other disputes. In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims may include, but are not limited to personal injury and class action lawsuits, intellectual property claims and regulatory investigations relating to the advertising and promotional claims about our products and employee claims against us based on, among other things, discrimination, harassment or wrongful termination. In addition, we may become subject to claims against companies we acquire based on circumstances arising prior to the acquisition, and the sellers of the acquired company may have no obligation to reimburse us for any resulting damages or expenses.

Due to the complexity of our business and the variety of risks that we face, our internal risk mitigation policies and procedures may not always be sufficient to allow us to identify issues and take corrective action before a claim, lawsuit or regulatory action is initiated against us. Failure to detect and remediate issues at an early stage could have a material adverse effect on our business and result in increased liability in any ensuing proceeding.

Any litigation, proceedings or dispute, even those without merit, may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.

Changes to government immigration regulations may materially affect our workforce and limit our supply of qualified professionals, or increase our cost of securing workers.

We recruit professionals on a global basis and must comply with the immigration laws in the countries in which we operate, including the U.S. Some of our employees are working under Masimo-sponsored temporary work visas, including H1-B visas. Statutory law limits the number of new H1-B temporary work permit petitions that may be approved in a fiscal year. Furthermore, there is a possibility that the current U.S. immigration visa program may be significantly overhauled, and the number of H1-B visas available, as well as the process to obtain them, may be subject to significant change. Any resulting changes to this visa program could impact our ability to recruit, hire and retain qualified skilled personnel. If we are unable to obtain work visas in sufficient quantities or at a sufficient rate for a significant period of time, our business, operating results and financial condition could be adversely affected.

The risks inherent in operating internationally, including the purchase, sale and shipment of our components and products across international borders, may adversely impact our business, financial condition and results of operations.

We currently derive approximately 48% of our net sales from international operations. In addition, we purchase a portion of our raw materials and components from international sources. The sale and shipment of our products across international borders, as well as the purchase of materials and components from international sources, subject us to extensive U.S. and foreign governmental trade regulations, including those related to duties, tariffs and conflict minerals. Compliance with such regulations is costly and we could be exposed to potentially significant penalties, fines and interest if we are found not to be in compliance with such regulations. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. We have historically engaged in transactions with entities related to or located in countries subject to certain U.S. export restrictions. For example, we have had sales of medical products destined for Iran.

In addition, changes in policy in the U.S. and other countries regarding international trade, including import and export regulation and international trade agreements, could negatively impact our business. In recent years, the U.S. has imposed tariffs on goods imported from China and certain other countries, which has resulted in retaliatory tariffs by China and other countries. Changes or uncertainty in tariffs or further retaliatory trade measures taken by China or other countries in response could affect the demand for our products and services, impact the competitive position of our products, prevent us from being able to sell products in certain countries or otherwise adversely impact our results of operations. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, could negatively impact our business, results of operations and financial condition.

In addition, our international operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include, but are not limited to:

• the imposition of additional U.S. and foreign governmental controls or regulations;

• the imposition of costly and lengthy new export licensing requirements;

• a shortage of high-quality sales people and distributors;

• the loss of any key personnel who possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

• changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

• the imposition of new trade restrictions;

• the imposition of restrictions on the activities of foreign agents, representatives and distributors;

• compliance with foreign tax laws, regulations and requirements;

• pricing pressure;

• changes in foreign currency exchange rates;

• laws and business practices favoring local companies;

• political instability and actual or anticipated military or political conflicts, including the ongoing conflict between Ukraine and Russia, the global impact of restrictions and sanctions imposed on Russia and the Israel-Palestine war;

• financial and civil unrest worldwide;

• outbreaks of illnesses, pandemics or other local or global health issues;

• the inability to collect amounts paid by foreign government customers to our appointed foreign agents;

- longer payment cycles, increased credit risk and different collection remedies with respect to receivables; and

- difficulties in enforcing or defending intellectual property rights.

The U.S. government initiated substantial changes in U.S. trade policy and U.S. trade agreements, including tariffs on certain foreign goods. In response to these tariffs, certain foreign governments instituted or are considering imposing tariffs on certain U.S. goods. In addition, the U.S. has negotiated new trade agreements that could impact us, including the United States-Mexico-Canada Agreement (USMCA), which went into force on July 1, 2020 and replaced the North American Free Trade Agreement. A trade war, trade barriers or other governmental actions related to tariffs, international trade agreements, import or export restrictions or other trade policies could adversely impact demand for our products, our costs, customers, suppliers and/or the U.S. economy or certain sectors thereof and, therefore, adversely affect our business, financial condition and results of operations.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from promising or making improper payments to foreign officials for the purpose of obtaining an advantage to secure or retain business. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. We have adopted policies and practices that help us ensure compliance with these anti-bribery laws. However, such policies and practice may require us to invest in additional monitoring resources or forgo certain business opportunities in order to ensure global compliance with these laws. Additionally, any alleged or actual violation could subject us to government scrutiny, severe criminal or civil fines, or sanctions on our ability to export product outside the U.S., which could adversely affect our reputation and financial condition.

Although these activities have not been financially material to our business, financial condition or results of operations, and were undertaken in accordance with general licenses authorizing such activities issued by the U.S. Treasury Department's Office of Foreign Assets Control, we may not be successful in ensuring compliance with limitations or restrictions on business in Iran or any other countries subject to economic sanctions and embargoes imposed by the U.S. Additionally, the export of U.S. technology or goods manufactured in the U.S. to some jurisdictions requires special U.S. export authorization or local market controls that may be influenced by factors, including political dynamics, outside our control. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping, manufacturing and sales activities. Any material decrease in our international sales would adversely affect our business, financial condition and results of operations.

The laws of foreign countries may not adequately protect our intellectual property rights.

Intellectual property protection laws in foreign countries differ substantially from those in the U.S. If we fail to apply for intellectual property protection in foreign countries, or if we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.

Our operations may be adversely impacted by our exposure to risks related to foreign currency exchange rates.

We market our products in certain foreign markets through our subsidiaries and other international distributors. As a result, events that result in global economic uncertainty could significantly affect our results of operations in the form of gains and losses on foreign currency transactions and potential devaluation of the local currencies of our customers relative to the U.S. Dollar.

While a majority of our sales are transacted in U.S. Dollars, some of our sales agreements with foreign customers provide for payment in currencies other than the U.S. Dollar. These foreign currency revenues, when converted into U.S. Dollars, can vary depending on the approximation of the exchange rates applied during a respective period. Similarly, certain of our foreign subsidiaries transact business in their respective country's local currency, which is also their functional currency. In addition, certain production costs related to our manufacturing operations are denominated in local currency. As a result, expenses of these foreign subsidiaries and certain production costs, when converted into U.S. Dollars, can vary depending on average monthly exchange rates during a respective period.

We are also exposed to foreign currency gains or losses on outstanding foreign currency denominated receivables and payables, as well as cash deposits. When converted to U.S. Dollars, these receivables, payables and cash deposits can vary depending on the monthly exchange rates at the end of the period. In addition, certain intercompany transactions may give rise to realized and unrealized foreign currency gains or losses based on the currency underlying such intercompany transactions. Accordingly, our operating results are subject to fluctuations in foreign currency exchange rates.

The balance sheets of our foreign subsidiaries whose functional currency is not the U.S. Dollar are translated into U.S. Dollars at the rate of exchange at the balance sheet date and the statements of operations and cash flows are translated into U.S. Dollars using an approximation of the average monthly exchange rates applicable during the period. Any foreign currency exchange gain or loss as a result of translating the balance sheets of our foreign subsidiaries whose functional currency is not the U.S. Dollar is included in equity as a component of accumulated other comprehensive income (loss).

We currently do not hedge our foreign currency exchange rate risk. As a result, changes in foreign exchange rates could have a material adverse effect on our business, financial condition and results of operations. For additional information related to our foreign currency exchange rate risk, please see "Quantitative and Qualitative Disclosures about Market Risk" in Part I, Item 3 of this Annual Report on Form 10-K.

We currently manufacture our products at a limited number of locations and any disruption to, expansion of, or changes in trade programs related to such manufacturing operations could adversely affect our business, financial condition and results of operations.

We rely on manufacturing facilities in the U.S., Mexico, Asia and Europe that may be affected by natural or man-made disasters. Earthquakes are of particular significance since some of our facilities are located in earthquake-prone areas. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist or terrorist organizations, epidemics, communication failures, fire, floods, hurricanes and similar events. Our facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial time to repair if significant damage were to result from any of these occurrences.

If one of our manufacturing facilities was affected by a natural or man-made disaster, we would be forced to rely on third-party manufacturers if we could not shift production to our other manufacturing facilities. Furthermore, our insurance for damage to our property and the disruption of our business from casualties may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. If the lease for any of our leased facilities is terminated, we are unable to renew any of our leases or we are otherwise forced to seek alternative facilities, or if we voluntarily expand one or more of our manufacturing operations to new locations, we may incur additional transition costs and experience a disruption in the supply of our products until the new facilities are available and operating. Additionally, we have occasionally experienced seasonality and other shortages among our manufacturing workforce, and if we continue to experience such seasonality or other workforce shortages or otherwise have issues retaining employees or contractors at our manufacturing facilities, we may not be able to meet our customers' demands.

Our global manufacturing and distribution are dependent upon our manufacturing facilities in multiple countries, and the expedient importation of raw materials and exportation of finished goods between these facilities. Undue delays and/or closures of cross-border transit facilities, or any restrictions by local governments related to the movement of goods to or from the U.S., may adversely affect our ability to fulfill orders and supply our customers, as well as adversely impact our business, operating results and financial condition.

In addition, delays and closures of shipping ports, or ports of entry into and out of the U.S., including as a result of labor strikes or shortages, may delay our ability to fulfill order and supply of our non-healthcare consumer products, which could also adversely impact our business, operating results and financial condition.

Our manufacturing facilities in Mexico are authorized to operate under the Mexican Maquiladora (IMMEX) program. The IMMEX program allows us to import certain items from the U.S. into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated timeframe. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the IMMEX program and other local regulations. Failure to comply with the IMMEX program regulations, including any changes thereto, could increase our manufacturing costs and adversely affect our business, operating results and financial condition.

If we do not accurately forecast customer demand, we may hold suboptimal inventory levels that could adversely affect our business, financial condition and results of operations.

If we are unable to meet the demand of our customers, our customers may cancel orders or purchase products from our competitors, which could reduce our revenue and gross profit margin. Conversely, if product demand decreases, we may be unable to timely adjust our manufacturing cost structure, resulting in excess capacity, which would lower gross product margins. Similarly, if we are unable to forecast demand accurately, we could be required to record charges related to excess or obsolete inventory, which would also lower our gross margin. Each of our business segments is individually influenced by many factors, including but not limited to: new product releases, acquisitions, regulatory approvals, holiday schedules, hospital census, the timing of the influenza season, holiday seasons, consumer pressures, inflationary and recessionary pressures, consumer demand and preferences, and competitors' marketing promotions and sales incentives; among many other factors.

In addition, we may experience seasonal demand for our products and demand for such products could decrease significantly during a recession. For example, healthcare revenues in the third quarter of our fiscal years have generally historically represented a lower percentage of segment revenues due to the seasonality of the U.S., European and Japanese markets, where summer vacation schedules normally result in fewer elective procedures utilizing our healthcare products. The flu season concluded abnormally early and faded quickly in the first quarter of 2023, resulting in reduced inpatient census. In addition, some customers held elevated sensor inventory levels due to discounting in prior quarters, which was discontinued during the second quarter. Healthcare facilities and hospitals experienced fewer flu-related hospitalizations and medical office visits, which decreased consumption of our single-patient use sensors and consumables. The corresponding delays in reordering for our single-patient use sensors and consumables had an adverse impact on our second, third and fourth quarter 2023 healthcare revenue. Similarly, our non-healthcare revenues in the fourth quarter of a fiscal year generally produce a higher percentage of our segment revenues than the other quarters of our fiscal year due to the holiday shopping season and our corresponding promotional activities. Our promotional discounting activity may negatively impact our gross margin during the holiday periods. Any shortfalls in expected revenue due to a mismatch in supply of and demand for our products could cause our operating results to suffer significantly, and seasonal or similar variances may also result in fluctuations in our revenues.

If we fail to comply with the reporting obligations of the Exchange Act or if we fail to maintain adequate internal control over financial reporting, our business, results of operations and financial condition and investors' confidence in us could be adversely affected.

We are required to prepare and disclose certain information under the Exchange Act, in a timely manner and meet our reporting obligations in their entirety, and our failure to do so could subject us to penalties under federal securities laws and regulations of The Nasdaq Stock Market LLC, expose us to lawsuits and restrict our ability to access financing on favorable terms, or at all.

If we fail to maintain adequate internal controls over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, any material weakness in our internal control environment could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business, negatively impact the trading price of our stock, and adversely affect investors' confidence in our company and our ability to access capital markets for financing.

Changing laws and increasingly complex corporate governance and public disclosure requirements could have an adverse effect on our business and operating results.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the California Transparency in Supply Chains Act, the UK Modern Slavery Act and new regulations issued by the SEC and The Nasdaq Stock Market LLC, have created, and will create, additional compliance requirements for us. For example, the Dodd-Frank Act includes provisions regarding, among other things, advisory votes on named executive officer compensation and "conflict minerals" reporting. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.

We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

In addition, stockholder litigation surrounding executive compensation and disclosure of executive compensation has increased with the passage of the Dodd-Frank Act. Furthermore, our stockholders in certain instances have not approved our advisory vote on named executive officer compensation that is being voted on by our stockholders annually pursuant to the Dodd-Frank Act. If we are involved in a lawsuit related to compensation matters or any other matters not covered by our directors' and officers' liability insurance, we may incur significant expenses in defending against such lawsuits, or be subject to significant fines or required to take significant remedial actions, each of which could adversely affect our business, financial condition and results of operations.

If product liability claims are brought against us, we could face substantial liability and costs.

Our products expose us to product liability claims and product recalls, including, but not limited to, those that may arise from unauthorized off-label use, malfunctions, design flaws or manufacturing defects related to our products or the use of our products with incompatible components or systems. In addition, as we continue to expand our product portfolio, we may enter or create new markets, including consumer markets, which may expose us to additional product liability risks. For example, with our previous acquisition of TNI®, we added softFlow® technology to our product portfolio.

While this technology provides efficient, quiet and comfortable respiratory support to patients, it may present increased risk of infection to caregivers. In addition, with the Sound United acquisition, we added multiple broadly distributed premium audio brands to our product portfolio and significantly expanded our consumer base worldwide, which could expose us to increased product liability claims.

We cannot be certain that our product liability insurance will be sufficient to cover any or all damages for product liability claims that may be brought against us in the future. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims.

Additionally, the laws and regulations regarding product liability are constantly evolving, both through the passage of new legislation at the state and federal levels and through new interpretations of existing legislation. For example, in February 2017, the Washington Supreme Court determined that, under the Washington Product Liability Act, medical device manufacturers have a duty to warn hospitals of any potential risks posed by their products. As the legal and regulatory landscape surrounding product liability change, we may become exposed to greater liability than currently anticipated.

Any losses that we may suffer from product liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our technology and products, together with the corresponding diversion of the attention of our key employees, may subject us to significant damages and could adversely affect our business, financial condition and results of operations.

We may incur environmental and personal injury liabilities related to certain hazardous materials used in our operations.

Certain manufacturing processes for our products may involve the storage, use, generation and disposal of certain hazardous materials and wastes, including silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As a result, we are subject to certain environmental laws, as well as certain other laws and regulations, that restrict the materials that can be used in our products or in our manufacturing processes. For example, products that we sell in Europe are subject to regulation in the EU markets under the Restriction of the Use of Hazardous Substances Directive (RoHS). RoHS prohibits companies from selling products that contain certain hazardous materials in EU member states. In addition, the EU's Registration, Evaluation, Authorization, and Restriction of Chemicals Directive also restricts substances of very high concern in products. Compliance with such regulations may be costly and, therefore, we may incur significant costs to comply with these laws and regulations.

In addition, new environmental laws may further affect how we manufacture our products, how we use, generate or dispose of hazardous materials and waste, or further affect what materials can be used in our products. Any required changes to our operations or products may increase our manufacturing costs, detrimentally impact the performance of our products, add greater testing lead-times for product introductions or have other similar effects.

In connection with our research and manufacturing activities, we use, and our employees may be exposed to, materials that are hazardous to human health, safety or the environment. The risk of accidental injury to our employees or contamination from these materials cannot be eliminated, and we could be held liable for any resulting damages, the related liability for which could exceed our reserves. We do not specifically insure against environmental liabilities. If an enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action on terms favorable to us.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

Increased global cybersecurity vulnerabilities, cybersecurity threats and sophisticated and targeted cybersecurity attacks pose a risk to the security of our systems and networks, including the confidentiality, availability and integrity of any underlying information and data, and those of our customers, partners, suppliers and third-party service providers. Our ability to effectively manage and maintain our internal business information, and to ship products to customers and invoice them on a timely basis, depends significantly on our enterprise resource planning system and other information systems.

Portions of our information technology systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. In addition, interfaces between our products and our customers' computer networks could provide additional opportunities for cybersecurity attacks on us and our customers. The techniques used to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. Cybersecurity attacks in particular are evolving and include, but are not limited to: threats, malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, misappropriation of confidential or otherwise protected information and corruption of data. As a result, there can be no assurance that our protective measures will prevent or detect security breaches that could have a significant impact on our business, reputation, financial condition and results of operations.

The failure of these systems to operate or integrate effectively with other internal, customer, supplier or third-party service provider systems and to protect the underlying information technology system and data integrity, including from cyber-attacks, intrusions or other breaches or unauthorized access of these systems, or any failure by us to remediate any such attacks or breaches, may also result in damage to our reputation or competitiveness, delays in product fulfillment and reduced efficiency of our operations, and could require significant capital investments to remediate any such failure, problem or breach, all of which could adversely affect our business, financial condition and results of operations.

The impact of the Russian invasion of Ukraine, and the war in Israel, on the global economy, energy supplies and raw materials is uncertain, but may prove to negatively impact our business and operations.

The short and long-term implications of Russia's invasion of Ukraine, and the war in Israel are difficult to predict at this time. We continue to monitor any adverse impact that the outbreak of war in Ukraine and the subsequent institution of sanctions against Russia by the U.S. and several European and Asian countries; along with the war in Israel, may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. For example, a prolonged conflict may result in challenges associated with timely receipt of customer payments and banking transactions in Russia, increased inflation, escalating energy prices and constrained availability, and thus increasing costs, of raw materials. In addition, as a result of the current conflict, we have stopped selling non-healthcare products in Russia indefinitely. Furthermore, the Israel-Palestine war could result in disruption in the Middle East more broadly and negatively impact our operations in that region. We will continue to monitor these fluid situations and develop contingency plans as necessary to address any disruptions to our business operations as they develop. To the extent the wars in Ukraine or Israel may adversely affect our business as discussed above, it may also have the effect of heightening many of the other risks described herein. Such risks include, but are not limited to, adverse effects on macro-economic conditions, including inflation; disruptions to our global technology infrastructure, including through cyberattack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; our ability to maintain or increase our product prices; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could negatively affect our business and financial condition.

Our stock price may be volatile, and your investment in our stock could suffer a decline in value.

There has been and could continue to be significant volatility in the market price and trading volume of equity securities. For example, our closing stock price ranged from $76.73 to $196.47 per share from January 1, 2023 to December 30, 2023. Factors contributing to our stock price volatility may include our financial performance, as well as broader economic, political and market factors. In addition to the other risk factors previously discussed in this Annual Report on Form 10-K, there are many other factors that we may not be able to control that could have a significant effect on our stock price. These include, but are not limited to:

- actual or anticipated fluctuations in our operating results or future prospects;
- our announcements or our competitors' announcements of new products;
- the public's reaction to our press releases, including those relating to our earnings or financial guidance, our other public announcements and our filings with the SEC;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in our growth rates or our competitors' growth rates;
- developments regarding our patents or proprietary rights or those of our competitors;
- ongoing legal proceedings;
- our inability to raise additional capital as needed;
- concerns or allegations as to the safety or efficacy of our products;
- changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the U.S. and abroad;
- effects of public health crises, epidemics and pandemics, such as the COVID-19 pandemic;
- sales of stock by us or members of our management team, our Board or certain institutional stockholders;
- shareholder activism;

- changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally; and

- short selling or other hedging activity in our stock.

Therefore, you may not be able to resell your shares at or above the price you paid for them.

Our investors could experience substantial dilution of their investments as a result of subsequent exercises of our outstanding options, vesting of outstanding restricted stock units (RSUs) and performance stock units (PSUs), or the grant of future equity awards by us.

As of December 30, 2023, approximately 9.9 million shares of our common stock were reserved for issuance under our equity incentive plans, of which approximately 2.7 million shares were subject to options outstanding at such date at a weighted-average exercise price of $87.79 per share, approximately 3.5 million shares were subject to outstanding RSUs, approximately 0.3 million shares were subject to outstanding PSUs and approximately 3.4 million shares were available for future awards under our 2017 Equity Incentive Plan. Over the past 48 months, we have experienced higher rates of stock option exercises compared to many earlier periods, and this trend may continue. To the extent outstanding options are exercised or outstanding RSUs or PSUs vest, our existing stockholders may incur dilution.

We rely on equity awards to motivate current employees and to attract new employees. The grant of future equity awards by us to our employees and other service providers may further dilute our stockholders.

Future resales of our stock, including those by our insiders and a few investment funds, may cause our stock price to decline.

A significant portion of our outstanding shares are held by our directors, our executive officers and a few investment funds. Resales by these stockholders of a substantial number of such shares, announcements of any proposed resale of substantial amounts of our stock or the perception that substantial resales may be made, could significantly reduce the market price of our stock. Some of our directors and executive officers have entered into Rule 10b5-1 trading plans pursuant to which they have arranged to sell shares of our stock from time to time in the future. Generally, these sales require public filings. Actual or potential sales by these insiders, including those under a pre-arranged Rule 10b5-1 trading plan, could be interpreted by the market as an indication that the insider has lost confidence in our stock and reduce the market price of our stock.

We have registered and expect to continue to register shares reserved under our incentive equity plans pursuant to Registration Statements on Form S-8. All shares issued pursuant to a Registration Statement on Form S-8 can be freely sold in the public market upon issuance, subject to restrictions on our affiliates under Rule 144. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our stock.

We may elect not to declare cash dividends on our stock, may elect to only pay dividends on an infrequent or irregular basis, or may elect not to make any additional stock repurchases. As a result, any return on your investment may be limited to the value of our stock. In addition, the payment of any future dividends or the repurchase of our stock might limit our ability to pursue other growth opportunities.

Our Board may from time to time declare, and we may pay, dividends on our outstanding shares in the manner and upon the terms and conditions permitted under applicable law. However, we may elect to retain all future earnings for the operation and expansion of our business, rather than paying cash dividends on our stock. In addition, under certain circumstances, our Credit Facility may limit our ability to pay cash dividends, repurchase our common stock or make other distributions to stockholders. Any payment of cash dividends on our stock will be at the discretion of our Board and will depend upon our results of operations, earnings, capital requirements, financial condition, business prospects, contractual restrictions and other factors deemed relevant by our Board. In addition, our Credit Facility places limitations on our ability to pay dividends. In the event our Board declares any dividends, there is no assurance with respect to the amount, timing or frequency of any such dividends.

Any repurchase of our common stock under the stock repurchase plan authorized by our Board in June 2022 (Repurchase Program) will be at the discretion of a committee comprised of our CEO and Chief Financial Officer, and will depend on several factors, including, but not limited to, results of operations, capital requirements, financial conditions, available capital from operations or other sources, including debt, and the market price of our common stock. In addition, on August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022, which, among other things, imposes an excise tax of 1% tax on the fair market value of net stock repurchases made after December 31, 2022. Therefore, there is no assurance with respect to the amount, price or timing of any such repurchases. We may elect to retain all future earnings for the operation and expansion of our business, rather than repurchasing additional outstanding shares. For additional information related to our Repurchase Program, please see Note 19, "Equity", to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

In the event we pay dividends, or make any stock repurchases in the future, our ability to finance any material expansion of our business, including through acquisitions, investments or increased capital spending, or to fund our operations, may be limited. In addition, any repurchases we may make in the future may not prove to be at optimal prices. Our Board may modify or amend the Repurchase Program, or adopt a new stock repurchase program, at any time at its discretion without stockholder approval.

Environmental, social and corporate governance (ESG) regulations, global climate change, corporate citizenship and related matters may adversely affect our business.

There is an increasing focus on ESG risks. Our customers, including distributors and retail partners have adopted, or may adopt, procurement policies that include ESG provisions that their suppliers or manufacturers must comply with, or they may seek to include such provisions in their terms and conditions. An increasing number of participants in our industries are also joining voluntary ESG groups or organizations. These ESG provisions and initiatives are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and the outsourced manufacturing of certain components of our products. If we are unable to comply, or are unable to cause our suppliers to comply, with such policies or provisions, a customer may cease purchasing products from us, and may take legal action against us, which could harm our reputation, revenue and results of operations.

Further, increased public awareness and concern regarding global climate change may result in new or enhanced legal requirements. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Such uncertainty may have an impact on our business, from the demand for our products to our costs of compliance in the manufacturing and servicing of our products, all of which may impact our results of operations. In addition, climate change initiatives and legislation could also disrupt our operations by impacting the availability and cost of materials within our supply chain, and could also increase insurance and other operating costs. In addition, the SEC has announced proposed rules that, among other matters, will establish a framework for reporting climate related risks. To the extent that any proposed rules impose additional reporting obligations, we could face increased costs. Separately, the SEC has also announced that it is scrutinizing existing climate change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege our existing climate disclosures are misleading or deficient.

Investors, stockholders, consumers, customers, suppliers and other third-parties are increasingly focusing on ESG and corporate social responsibility endeavors and reporting and transparency. Certain institutional investors, investment funds, other influential investors, customers, suppliers and other third-parties are also increasingly focused on ESG practices. If we do not adapt to or comply with evolving investor or stakeholder expectations and standards, or if we are perceived to have not responded appropriately, we may suffer from reputational damage and our business, financial condition and/or stock price may be materially and adversely affected. Further, this increased focus on ESG issues may result in new regulations and/or third-party requirements that could adversely impact our business or certain shareholders reducing or eliminating their holdings of our stock, causing our stock price to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management & Strategy

Cybersecurity is a critical component of risk management. We rely on information technology and any failure, inadequacy, interruption or security lapse of such technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

Management regularly performs risk assessments relating to cybersecurity risks. We have a risk-based cybersecurity program, dedicated to protecting our data and data that may be collected from patient monitoring devices. We utilize a defense-in-depth strategy with multiple layers of security controls to protect our data and systems. We mitigate cybersecurity risks by employing a number of measures, including employee training, systems monitoring and testing and maintenance of protective systems and contingency plans. As part of our cybersecurity risk management processes, management engages external auditors and consultants to assess our program and controls. We evaluate ourselves for appropriate business continuity and disaster recovery planning, with test scenarios that include simulations and penetration tests. We also install and regularly update antivirus software on all of our Company-managed systems to detect malicious code and prevent it from impacting our systems. We require cybersecurity awareness training for all staff members with access to our network. We also maintain cyber liability insurance coverage to further reduce our risk profile. Security of our financial data and other sensitive information remains a high priority for us, led by our global information security team. We employ an appropriate encryption and tokenization platform for all online and direct-to-consumer sales from our websites, ensuring no credit card data is stored in our internal systems. For more information on risks related to cybersecurity and data security, see Item 1A. "Risk Factors - Risks Related to

Our Regulatory Environment" and "Risk Factors - General Risk Factors". Except as disclosed therein, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition.

Our cybersecurity program is focused on the following:

- **Cybersecurity Awareness**: We identify and assess cyber risks through the dissemination of information from industry groups and third-party experts.

- **Training**: We provide annual cybersecurity training for company personnel with network access and conduct periodic simulated phishing exercises.

- **Technical Safeguards**: We deploy measures to protect our network perimeter and internal information technology platforms, such as internal and external firewalls, network intrusion detection and prevention, penetration testing, vulnerability assessments, threat intelligence, anti-malware and access controls.

- **Vendor Management**: We maintain data protection agreements with our vendors that contain contractual provisions requiring safeguards for the protection of personal information. In addition, vendors are screened for data security measures as part of our vendor due diligence process.

- **Incident Response Plans**: We maintain and update incident response plans that address the life cycle of a cyber incident (i.e., detection, response and recovery), as well as data breach response plans, and test those plans annually with tabletop exercises.

- **Mobile Security**: We deploy controls to prevent loss of data through mobile devices.

- **Security Standards**: Our program leverages security standards such as HIPAA, HITRUST, NIST CSF, ISO 27001, and PCI DSS.

- **Insurance**: We maintain a cybersecurity insurance program with established and respected insurance companies.

Governance

Our Nominating, Compliance, and Corporate Governance Committee is responsible for overseeing the Company's information security risk management, including cybersecurity, data privacy, and other information technology risks, controls and procedures, and the Company's plans to mitigate cybersecurity risks and to respond to data breaches. The Company's Senior Director of Information Security, who has more than a decade of experience in IT and cybersecurity-related roles, assists in assessing the Company's cybersecurity risks and has the relevant expertise necessary for such assessment. Pursuant to the Company's internal policies, executive management team members, which may include the General Counsel, Chief Financial Officer, and Chief Information Officer, are briefed on cybersecurity trends, potential risks, ways to improve the Company's risk posture, as well as changes to the legal and regulatory landscape relative to cybersecurity and data privacy.

Consistent with our internal policies, our executive team is responsible for apprising the Nominating, Compliance, and Corporate Governance Committee of cybersecurity incidents consistent with our incident response plan.

ITEM 2.   PROPERTIES

Our U.S. corporate headquarters is located in Irvine, California. We manage our global operations based on two reporting segments. We own and or lease facilities globally that are utilized for research and development, engineering, sales, administrative, manufacturing, distribution and warehousing. The following is a summary of our material facilities:

Location	Ownership Status (Owned/Leased)	Approximate Square Footage	Lease Term	Business Segment	Primary Usage
Fukushima, Japan.................	Owned	358,000	N/A	Non-healthcare	Manufacturing and distribution
Irvine, California..........	Owned	314,000	N/A	Healthcare	Executive offices, engineering, research and development
Mexicali, Mexico..............	Leased	266,000	June 2024, August 2024	Healthcare	Manufacturing, warehousing and distribution
Irvine, California..........	Leased	230,000	August 2025, November 2026, January 2032	Healthcare	Sales and administrative, warehousing, manufacturing and distribution
Memphis, Tennessee..........	Leased	180,000	January 2027	Non-healthcare	Warehousing and distribution
Worthing, United Kingdom	Leased	151,000	August 2036	Non-healthcare	Warehousing, manufacturing and distribution
Zhuhai, China....	Leased	142,000	May 2026	Non-healthcare	Manufacturing, warehousing and distribution
Pasir Gudang, Malaysia............	Leased	133,000	October 2027	Healthcare	Manufacturing, warehousing and distribution
Kawasaki, Japan	Leased	115,000	September 2024	Non-healthcare	Manufacturing and distribution
Hudson, New Hampshire.........	Owned	87,000	N/A	Healthcare	Manufacturing, warehousing and distribution
Neuchatel, Switzerland.......	Owned	79,000	N/A	Healthcare	Sales and administrative
San Luis Ray, Mexico..............	Leased	68,000	June 2024	Healthcare	Manufacturing, warehousing and distribution
Eindhoven, Netherlands.......	Leased	17,000	December 2033	Non-healthcare	Sales and administrative
Worthing, United Kingdom	Owned	15,000	N/A	Non-healthcare	Engineering, research and development, sales and administrative

We also lease and occupy various other facilities throughout the world to operate our business. We believe that our existing facilities are adequate to meet our needs and that existing needs and future growth can be accommodated by purchasing or leasing alternative or additional space.

ITEM 3.   LEGAL PROCEEDINGS

The information set forth in Note 24 to our accompanying consolidated financial statements under the caption "Litigation" included in Part IV, Item 15(a) of this Annual Report on Form 10-K is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our stock is traded on the Nasdaq Global Select Market under the symbol "MASI". As of January 26, 2024, the closing price of our stock was $127.28 per share, and the number of stockholders of record, excluding persons whose stock is in nominee or "street name" accounts through brokers, was 22.

Dividend Policy

We have historically not paid dividends to our stockholders. Any determination to declare and pay dividends will be made by our Board and will depend upon our results of operations, earnings, capital requirements, financial condition, business prospects, contractual restrictions and other factors deemed relevant by our Board. In addition, under certain circumstances, our credit facility may limit our ability to pay cash dividends. In the event a dividend is declared, there is no assurance with respect to the amount, timing or frequency of any such dividends. The dividend declared in 2012 was deemed to be a special dividend and there is no assurance that special dividends will be declared again during the expected term.

Stock Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following stock performance graph compares total stockholder returns for our common stock from December 29, 2018 through December 30, 2023 against the Nasdaq Market Composite Index and Nasdaq Health Care Index, assuming a $100 investment made on December 29, 2018. Each of the two comparative measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Masimo Corporation, the Nasdaq Market Composite Index, and
the Nasdaq Health Care Index



*$100 invested on 12/29/2018 in stock or in index, including reinvestment of dividends. Indexes calculated on month-end basis.

**During fiscal 2023, the Nasdaq Medical Equipment Index was discontinued and replaced with the Nasdaq Health Care Index.

Stock Repurchase Programs

In June 2022, our Board approved a stock repurchase program, authorizing us to purchase up to 5.0 million shares of our common stock on or before December 31, 2027 (Repurchase Program). The Repurchase Program became effective in July 2022. We expect to fund the Repurchase Program through our available cash, cash expected to be generated from future operations, our Credit Facility and other potential sources of capital. The Repurchase Program can be carried out at the discretion of a committee comprised of our CEO and CFO through open market purchases, one or more Rule 10b5-1 trading plans, block trades and privately negotiated transactions. No shares were repurchased pursuant to the Repurchase Program during the quarter ended December 30, 2023. As of December 30, 2023, 5.0 million shares remained available for repurchase pursuant to the Repurchase Program.

Withholdings of Equity Securities

During the year ended December 30, 2023, we satisfied certain U.S. federal and state tax withholding obligations due upon the vesting of equity grants by withholding shares of our common stock, with an aggregate fair market value on the date of vesting equal to the tax withholding obligations, from the shares of our common stock actually issued in connection with such award. Shares withheld to satisfy tax withholding obligations for the years ended December 30, 2023 and December 31, 2022 were as follows (in millions, except shares withheld and per share amounts):

	Three Months Ended		Year Ended	
	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Shares withheld..	1,215	62	72,817	112,298
Average cost per share..	$ 92.15	$ 133.93	$ 177.89	$ 226.22
Value of shares withheld...	$ 0.1	$ — [(1)]	$ 13.0	$ 25.4

_____

[(1)] Total value of shares withheld was less than $0.1 million for the three months ended on December 31, 2022.

ITEM 6.   [RESERVED.]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 10-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under Item 1A—"Risk Factors" and elsewhere in this Annual Report on Form 10-K. These risks could cause our actual results to differ materially from any future performance suggested below.

Executive Overview

We are a global technology company dedicated to improving lives. We seek to accelerate our growth strategies and strengthen our focus on patient care via two business segments: healthcare and non-healthcare. We commenced reporting under this new structure effective for the quarter ended July 2, 2022 as a result of the Sound United acquisition.

Healthcare

Our healthcare business develops, manufactures and markets a variety of noninvasive patient monitoring technologies, hospital automation and connectivity solutions, remote monitoring devices and consumer health products. Our healthcare products and patient monitoring solutions generally incorporate a monitor or circuit board, proprietary single-patient use or reusable sensors, software, cables and other services. We primarily sell our healthcare products to hospitals, emergency medical service (EMS) providers, home care providers, physician offices, veterinarians, long-term care facilities and consumers through our direct sales force, distributors and original equipment manufacturer (OEM) partners, such as GE Healthcare, Hillrom, Mindray, Philips, Physio-Control, Zoll, among others.

Our core measurement technologies are our breakthrough Measure-through Motion and Low Perfusion™ pulse oximetry, known as Masimo Signal Extraction Technology® (SET®) pulse oximetry, and advanced rainbow® Pulse CO-Oximetry parameters such as noninvasive hemoglobin (SpHb®), alongside many other modalities, including brain function monitoring, hemodynamic monitoring, regional oximetry, acoustic respiration rate monitoring, capnography and gas monitoring, nasal high-flow respiratory support therapy, patient position and activity tracking, neuromodulation technology, an opioid overdose prevention and alert solution, and telehealth solutions.

Our measurement technologies are available on many types of devices, from bedside hospital monitors like the Root® Patient Monitoring and Connectivity Hub, to various handheld and portable devices, and to the tetherless Radius PPG®, Radius VSM™ and Masimo SafetyNet remote patient surveillance solution. The Masimo Hospital Automation™ Platform facilitates data integration, connectivity, and interoperability through solutions like Patient SafetyNet™, Iris®, iSirona™, Replica® and UniView® to facilitate more efficient clinical workflows and to help clinicians provide the best possible care, both in-person and remotely. Leveraging our expertise in hospital-grade technologies, we are also expanding our suite of products intended for use outside the hospital and products for home wellness, including Masimo Sleep™, a sleep quality solution; the Radius T°®, a wireless wearable continuous thermometer; Radius PCG®, a wireless tetherless capnograph; and the Masimo W1® and Masimo Freedom™ biosensing smart watches; Masimo Opioid Halo™, an opioid overdose prevention and alert system, and the Masimo Stork™ a baby monitoring system.

Non-healthcare

Our non-healthcare business develops, manufactures, markets, sells and licenses premium home sound, integration technologies and accessories, along with complete high performance in-vehicle audio systems under iconic consumer brands such as Bowers & Wilkins™, Denon™, Marantz™, HEOS™, Classe™, Polk Audio, Boston Acoustics™, Definitive Technology™, which offer products with unparalleled quality and performance to consumers, professional sound studios and audiophiles worldwide. Our products are sold direct-to-consumers or through authorized retailers and wholesalers. We also license our audio technology to select luxury automotive manufacturers such as Aston Martin®, BMW®, Maserati®, McLaren®, Polestar® and Volvo®. We continue to expand our collaborations and brand partnerships, which include certain airlines for bespoke headphones allowing for the best in-flight audio experience; certain computer and laptop manufacturers allowing for a new experience within computer audio; and certain high-performance TV manufacturers, allowing for delivery of a range of integrated discreet audio devices and enclosures.

While we seek to increase sales through our direct-to-consumer sales channel, we expect that our partnerships with third-party retailers and custom installers will continue to be an important part of our ecosystem. We will continue to seek retail partners that can deliver differentiated in-store experiences to support customer demand for product demonstrations. Our physical retail distribution relies on third-party retailers and our ability to maintain our efficiency in our manufacturing processes.

Outlook and Strategy

We are excited about the long-term prospects of patient care, hospital automation and advancing our initiatives of making hospital quality patient monitoring available in the home to meet consumer healthcare and home wellness needs. Healthcare ecosystems are rapidly evolving and becoming visibly more interconnected. Accelerated by the need to adapt to the post-pandemic world, more patient care is moving closer to consumers' homes. The widespread caregiver shortage demands transformative changes in the current healthcare space. Consumers will naturally gravitate toward products that can extend the reach of physicians without any compromise on the quality of care.

We continue to seek out differentiated growth opportunities to cross-leverage technologies, bringing our core clinically superior solutions into the "home" and "on-the-go" settings and bring our premium audio integration technologies into the hospital to advance hospital automation connectivity and cloud-based technologies. Our acquisition of Sound United has provided us with immediate access to large, well-established consumer channels with leading retail establishments across the U.S. and Europe providing us the ability to accelerate the launch of consumer home and wellness products such as Masimo Stork™ and Masimo AAT™ within the Denon PerL™ and Denon PerL Pro™ much more quickly and efficiently than ever before.

Economic Trends

The healthcare and non-healthcare markets we operate in are highly competitive and dynamic, and have experienced a number of headwinds, including but not limited to inflationary pressures, interest rates volatility, rising energy costs, recessionary trends, and foreign currency fluctuations. All of these have affected the global economic environment, along with the healthcare facility spending trends and consumer spending behaviors which ultimately affect the Company's performance. While we have experienced some short-term volatility in both our healthcare and non-healthcare segments, we are optimistic about long-term growth across both segments due to our new product launches, our continued investment in expanding markets and embedding our improved technologies into our product portfolio.

In an effort to bolster our long-term financial position, during the first quarter of 2023, we initiated various cost reduction actions to better optimize our cost structure with near-term revenue to enhance our operating cash flow, and improve our profitability for both segments going forward. Our initial focus was on a reduction of variable costs, with specific attention to eliminating cost inefficiencies in our supply chain and reducing variable labor spend and overhead costs in our production facilities by shifting manufacturing of certain products to lower cost locations. Through the second and third quarter of 2023, we expanded these actions by streamlining operations, including the consolidation and rationalization of business activities and facilities, workforce reductions, suspension of incentive bonus compensation and merit, transfers of product lines between manufacturing facilities, and the transfer of other business activities between sites. At the same time, we also revisited our revenue forecasts to reflect the current lower than expected U.S. hospital inpatient census, elevated sensor inventory levels at some customers due to discounting in prior quarters, and other factors that negatively affected revenues in 2023.

Global Supply Chain and Logistics

Our global supply chain continues to be challenged by inefficiencies, increased supplier lead times for sub components, material cost fluctuations; logistics, ocean freight, and third-party transportation carriers constraints. We have seen improvements in our supply chain for certain raw materials and components, only to be offset by fluctuations in ocean freight costs. We continue to take preventive steps to mitigate the effects caused by these factors, including validated multiple vendors, advanced purchasing of long-lead time components and higher safety stock inventory levels.

Seasonality

Each of our business segments is individually influenced by many factors, including but not limited to: new product releases, acquisitions, regulatory approvals, holiday schedules, hospital census, clinicians, nurses and hospital personnel, the timing of the influenza season, holiday seasons, consumer pressures, inflationary and recessionary pressures, consumer demand and preferences, and competitors' marketing promotions and sales incentives; among many other factors.

Our healthcare revenues in the third quarter of our fiscal years have generally historically represented a lower percentage of segment revenues due to the seasonality of the U.S., European and Japanese markets, where summer vacation schedules normally result in fewer elective procedures utilizing our healthcare products.

Our non-healthcare revenues in the fourth quarter of a fiscal year generally produce a higher percentage of our segment revenues than the other quarters of our fiscal year due to the holiday shopping season and our corresponding promotional activities. Our promotional discounting activity may negatively impact our gross margin during the holiday periods.

Inpatient Census

The flu season concluded abnormally early and faded quickly in the first quarter of 2023, resulting in reduced inpatient census. Healthcare facilities and hospitals experienced fewer flu-related hospitalizations and medical office visits, which decreased consumption of our single-patient use sensors and consumables. The corresponding delays in reordering for our single-patient use sensors and consumables had an adverse impact on our second, third and fourth quarter 2023 healthcare revenue. Despite sequential improvements from the beginning of the year, sensor utilization remains below historical trends and slower than our expected pace of recovery. Further, the pace of equipment installations from new hospital conversions remains slower than expected, which may impact our 2024 healthcare revenue.

Inventory Stockpiling

During the COVID-19 pandemic period, we observed a broad increase in sensors purchased. The uncertainties and supply chain disruptions during COVID-19 contributed to our customers' elevated inventory levels in an attempt to ensure a stable supply of single-patient use sensors and consumables. In addition, some customers held elevated sensor inventory levels due to discounting in prior quarters, which was discounted during the second quarter 2023, which had an adverse impact on our second and third quarter 2023 healthcare revenue.

Contract Conversions and Installations

During the second quarter and continuing into the third and fourth quarters of 2023, we achieved substantial market share gains through contract acquisitions as new hospital customers continue to switch to Masimo technology at rapid rates. However, conversions of new customers who have contracted to switch to Masimo were less than expected due to continued labor shortages in hospitals and our OEM partners not being able to provide the patient monitoring equipment needed to complete the installations in a timely manner; thereby impacting our second, third and fourth quarter 2023 healthcare revenues. Initial trends indicate the installation slowing we experienced since the second quarter will most likely continue at least through early 2024.

Despite these obstacles, we continue to be vigilant in our efforts to address the labor shortages, including engaging additional third-party installation service providers. Our hospital business continued to be strong, as our growth in contracting reflects. We remain confident that sensor utilization and sensor revenue growth rates will return to normal levels.

Ongoing Russian-Ukraine Conflict and Israel-Palestine War

We continue to monitor the uncertainty from conflicts and wars in Russia, the Ukraine and Israel, with respect to ongoing business in such regions, and are continuing to support existing patient populations while remaining compliant with all applicable U.S. and EU sanctions and regulations, where applicable. While none of Russia, the Ukraine or Israel constitutes a material portion of our business, a significant escalation or expansion of economic disruption or the current scope of the conflicts in either geographic region, including the Middle East, could have an impact on our business. In the interim, order acceptance for Russia has been halted. For the three and twelve months ended December 30, 2023, sales derived from customers based in Russia represented an immaterial percentage of our total revenue.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations expressed as U.S. Dollar amounts and as a percentage of revenue:

	Year Ended December 30, 2023		Year Ended December 31, 2022	
	Amount (in millions)	% of Revenue	Amount (in millions)	% of Revenue
Revenue	$ 2,048.1	100.0 %	$ 2,035.8	100.0 %
Cost of goods sold	1,044.6	51.0	977.0	48.0
Gross profit	1,003.5	49.0	1,058.8	52.0
Operating expenses:				
Selling, general and administrative	664.0	32.4	657.4	32.3
Research and development	175.2	8.6	191.4	9.4
Litigation settlements	17.8	0.9	—	—
Impairment charge	10.0	0.5	—	—
Total operating expenses	867.0	42.3	848.8	41.7
Operating income	136.5	6.6	210.0	10.2
Non-operating loss	(48.4)	(2.4)	(16.6)	(0.8)
Income before provision for income taxes	88.1	4.3	193.4	9.5
Provision for income taxes	6.6	0.3	49.9	2.5
Net income	$ 81.5	4.0 %	$ 143.5	7.0 %

Comparison of the Year ended December 30, 2023 to the Year ended December 31, 2022

Revenue. Revenue increased $12.3 million, or 0.6%, to $2,048.1 million for the year ended December 30, 2023, from $2,035.8 million for the year ended December 31, 2022. Contributing to the increase in revenue was approximately $77.1 million, or 11.1%, from the Sound United acquisition, which was offset by a decrease in our healthcare segment by approximately $64.8 million, or 4.8%.

Revenue by segment: Revenue by segment is comprised of healthcare and non-healthcare segments. The healthcare segment consists of hospital products and services. The non-healthcare segment consists of consumer audio visual and sound related products. The following table details our revenues by segment for each of the year ended December 30, 2023 and December 31, 2022:

	Segment Revenue (in millions, except percentages)							
	Year Ended December 30, 2023		Year Ended December 31, 2022		Increase/ (Decrease)		Percentage Change	
Healthcare	$ 1,275.5	62.3 %	$ 1,340.3	65.8 %	$ (64.8)		(4.8)%	
Non-healthcare	772.6	37.7	695.5	34.2	77.1		11.1	
Revenue by segment	$ 2,048.1	100.0 %	$ 2,035.8	100.0 %	$ 12.3		0.6 %	

Revenue for our healthcare segment declined in 2023 and was well below our expectations at the beginning of the year. Factors contributing to the decline include certain large orders outside the U.S. that did not materialize, lower than expected sensor sales due to customers depleting elevated sensor inventories accumulated during the COVID-19 pandemic and as a result of sensor discounts provided by the Company in 2022 and the first quarter of 2023, which were discontinued in the second quarter of 2023. Other factors include lower than expected capital equipment sales and delays in hospital installations. Revenues were unfavorably impacted by approximately $5.8 million of foreign exchange rate movements from the prior year period that increased the U.S. Dollar translation of foreign sales that were denominated in various foreign currencies.

Revenue generated through our direct and distribution sales channels decreased $49.7 million, or 4.2%, to $1,143.0 million for the year ended December 30, 2023, compared to $1,192.7 million for the year ended December 31, 2022. Revenues from our OEM channel decreased $17.1 million, or 11.6%, to $130.5 million for the year ended December 30, 2023, as compared to $147.6 million for the year ended December 31, 2022.

During the year ended December 30, 2023, we shipped approximately 263,000 noninvasive technology board monitors, a decrease of approximately 44,600 units, or 14.5%, over the year ended December 31, 2022.

For the year ended December 30, 2023, non-healthcare revenue increased approximately $77.1 million, or 11.1%, as the prior year included revenues from the Sound United acquisition date of April 11, 2022 through December 31, 2022. During the year ended December 30, 2023, the non-healthcare segment saw overall slowing in demand for consumer audio products. A difficult environment for consumer discretionary purchases adversely affected the market for high-end audio systems, including high interest rates. While non-healthcare overall is suffering from the negative macro environment, we again realized strong growth for our hearables category, which increased by nearly 115% year-over-year. The positive momentum in hearables has helped to partially offset the macro conditions weighing on the market for high-end audio systems.

Gross Profit. Gross profit consists of revenue less cost of goods sold. Cost of goods sold includes labor, material, overhead and other similar costs related to the production, supply, distribution and support of our products. Our gross profit for the years ended December 30, 2023 and December 31, 2022 were as follows:

Gross Profit (in millions, except percentages)					
Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$1,003.5	49.0%	$1,058.8	52.0%	$(55.3)	(5.2)%

Gross profit decreased to 49.0% for the year ended December 30, 2023, from 52.0% for the year ended December 31, 2022, primarily due to decreased sales volume in the healthcare segment. Gross profit decreased $55.3 million to $1,003.5 million for the year ended December 30, 2023, from $1,058.8 million for the year ended December 31, 2022, primarily due to product mix volumes and various manufacturing expense inefficiencies. In addition, during the fourth quarter of 2023, we incurred approximately $5.0 million of certain transition, relocation, transportation, setup and severance costs associated with the transition of one of our production facilities to Asia, and additional cost reduction initiatives.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries, stock-based compensation and related expenses for sales, marketing and administrative personnel, sales commissions, advertising and promotion costs, professional fees related to legal, accounting and other outside services, public company costs and other corporate expenses. Selling, general and administrative expenses for the years ended December 30, 2023 and December 31, 2022 were as follows:

Selling, General and Administrative (in millions, except percentages)					
Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$664.0	32.4%	$657.4	32.3%	$6.6	1.0%

Selling, general and administrative expenses increased $6.6 million, or 1.0%, to $664.0 million for the year ended December 30, 2023, from $657.4 million for the year ended December 31, 2022. This increase was primarily attributable to higher legal and professional fees of approximately $42.2 million, higher advertising and marketing-related expenses of approximately $13.8 million, and higher occupancy and other office-related costs of approximately $9.3 million, offset by lower transaction-related costs of approximately $24.3 million, various insurance recoveries aggregating to approximately $17.6 million and lower compensation and other employee-related costs of approximately $17.9 million.

Additionally, for the year ended December 30, 2023, selling, general, and administrative expenses included legal and professional fees of approximately $7.2 million associated with the U.S. International Trade Commission (ITC) legal proceeding against Apple, Inc., and approximately $43.4 million of costs associated with the federal court proceedings and U.S. Patent and Trademark Office legal proceeding against Apple, Inc.

For 2023, cash bonuses were tied to the achievement of two financial targets approved by our Compensation Committee of the Board in February 2023: consolidated revenue and consolidated non-GAAP earnings per share. In both cases, the targets were set at the high end of our financial guidance ranges publicly announced in February 2023. Because we did not achieve either of these financial targets in 2023 at the minimum performance level, no cash bonuses were awarded or paid to our executive officers for 2023.

Research and Development. Research and development expenses consist primarily of salaries, stock-based compensation and related expenses for engineers and other personnel engaged in the design and development of our products. These expenses also include third-party fees paid to consultants, prototype and engineering supply expenses and the costs of clinical trials. Research and development expenses for the years ended December 30, 2023 and December 31, 2022 were as follows:

Research and Development (in millions, except percentages)					
Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$175.2	8.6%	$191.4	9.4%	$(16.2)	(8.5)%

Research and development expenses decreased $16.2 million, or 8.5%, to $175.2 million for the year ended December 30, 2023 from $191.4 million for the year ended December 31, 2022, primarily due to lower compensation and employee-related costs of approximately $9.0 million, lower engineering project costs of approximately $7.6 million, and lower professional fees of approximately $1.4 million, offset by higher occupancy and other office-related costs of approximately $4.3 million.

Litigation settlements. Litigation settlements consist primarily of litigation related settlements and other legal expenses. Litigation settlements for the years ended December 30, 2023 and December 31, 2022 were as follows:

Litigation Settlements (in millions, except percentages)					
Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$17.8	0.9%	$—	—%	$17.8	100.0%

Litigation settlements were $17.8 million for the year ended December 30, 2023, as compared to zero for the year ended December 31, 2022. Litigation settlements for the year ended December 30, 2023 consisted entirely of an award of approximately $17.8 million in attorneys' fees and expenses we were ordered to pay by the Delaware Court of Chancery relating to Politan's lawsuit against Masimo and certain of its current and former directors.

Impairment Charge: Impairment charge consists of charges or writedowns of the carrying value of goodwill or other intangibles that exceed their estimated fair value, or recoverability, as applicable. Impairment charges for the years ended December 30, 2023 and December 31, 2022 were as follows:

Impairment Charge (in millions, except percentages)					
Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$10.0	0.5%	$—	—%	$10.0	100.0%

During the third quarter of 2023, we experienced declines in our stock price and certain worsening macro-economic market conditions, which contributed to a significant decline in our market capitalization. Based on these factors, we determined that there was a triggering event for the three months ended September 30, 2023, which required an interim impairment assessment. Accordingly, we performed an interim impairment test of goodwill and indefinite-lived intangibles, and a recoverability test for other long lived assets with finite lives. This quantitative assessment indicated that the carrying value of certain trademarks in the non-healthcare reporting unit were impaired by approximately $7.0 million. In conjunction with this third quarter interim impairment quantitative assessment, the Company concluded that both the healthcare reporting unit's and non-healthcare reporting unit's respective estimated fair values exceeded their carrying values. Furthermore, recoverability tests performed for other long-lived assets with finite lives indicated no recoverability issues.

During the fourth quarter, we performed our annual indefinite-lived intangibles impairment analysis and, based on this assessment, we determined the carrying value of certain indefinite-lived trademarks in the non-healthcare reporting unit were impaired by approximately $3.0 million. For indefinite-lived intangibles, the fair values were estimated using the relief-from-royalty method under the income approach, which involves forecasting avoided royalties, reducing them by taxes, and discounting the resulting net cash flows to a present value using an appropriate discount rate. For certain of these intangibles, the discount rate assumed in the analysis was 15.0%, and a 1.0% change would equate to approximately $12.0 million in fair value, all other variables remaining constant.

We review goodwill, other intangibles and other long-lived assets with finite lives for impairment at least annually in the fourth quarter of the year or more frequently if an event occurs indicating the potential for impairment, and should our stock price, macro-economic market conditions or related forecast revisions market conditions continue to deteriorate, the result of such review may indicate additional declines in the fair value of goodwill or intangible assets, requiring additional impairment charges in the future. For goodwill, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one or more of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, there is no need to perform any further testing. However, if the Company concludes otherwise, then it is required to perform a quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

We performed a qualitative assessment for our healthcare reporting unit during the fourth quarter. Based on this assessment, we concluded that it was more likely than not that the healthcare reporting unit was greater than its carrying value. Accordingly, no further testing was required on this reporting unit.

For the non-healthcare reporting unit, we performed a quantitative assessment of goodwill impairment during the fourth quarter. We use a combination of both an income and a market approach to determine the fair value of the reporting unit. The income approach utilized the estimated discounted cash flows for the reporting unit, while the market approach utilized comparable company information. Estimates and assumptions used in the income approach to calculate projected future discounted cash flows included revenue growth rates, operating margins and a discount rate for the reporting unit. Discount rates were determined using a weighted average cost of capital for risk factors specific to the reporting unit and other market and industry data. The assumptions used are inherently subject to uncertainty and we noted that slight changes in these assumptions could have a significant impact on the concluded value. For our non-healthcare reporting unit, the fair value exceeded its carrying value by approximately 1%.

Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions, which include the discount rate and forecasted revenue growth rates and operating margins, to calculate projected future discounted cash flows. The non-healthcare forecasted revenue growth rates and operating margins assume recovery from the current business downturn while also employing strategies to expand in key market segments. The discount rate assumed in the analysis was 13.0% and considered certain factors such as company-specific risks. A 1.0% change in the discount rate would equate to approximately $60.0 million in fair value, all other variables remaining constant. If future actual results adversely deviate from the forecast in the analysis, there will be a materially different assessment. As such, we will continue to monitor events occurring or circumstances changing which may necessitate further impairment assessments for goodwill, intangibles and other long-lived assets.

Non-operating Loss. Non-operating loss consists primarily of interest income, interest expense and foreign exchange gains and losses. Non-operating loss for the years ended December 30, 2023 and December 31, 2022 was as follows:

Non-operating Loss
(in millions, except percentages)

Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$(48.4)	(2.4)%	$(16.6)	(0.8)%	$(31.8)	191.6%

Non-operating loss was $48.4 million for the year ended December 30, 2023 compared to $16.6 million of non-operating loss for the year ended December 31, 2022. This higher non-operating loss of approximately $31.8 million was primarily due to interest expense incurred under our Credit Facility of approximately $47.0 million, which was offset by $3.0 million of interest income on cash deposits in combination with approximately $1.0 million of net realized and unrealized foreign currency denominated transactions during the year ended December 30, 2023.

Provision for Income Taxes. Our provision for income taxes for the years ended December 30, 2023 and December 31, 2022 were as follows:

Provision for Income Taxes
(in millions, except percentages)

Year Ended December 30, 2023	Percentage of Revenues	Year Ended December 31, 2022	Percentage of Revenues	Increase/ (Decrease)	Percentage Change
$6.6	0.3%	$49.9	2.5%	$(43.3)	(86.8)%

Our provision for income taxes was $6.6 million for the year ended December 30, 2023 compared to $49.9 million for the year ended December 31, 2022. Our effective tax rate was 7.4% for the year ended December 30, 2023 compared to 25.8% for the year ended December 31, 2022. This decrease in our effective tax rate for the year ended December 30, 2023 resulted primarily from an increase in income tax credits and decrease in non-deductible stock-based compensation expense from the year ended December 31, 2022.

We have made no provision for U.S. income taxes or foreign withholding taxes on approximately $789.0 million in accumulated earnings from our foreign subsidiaries as we expect that such amounts will continue to be indefinitely reinvested in operations outside the U.S. Our actual future effective income tax rate will depend on various factors, including the geographic composition of our pre-tax income, the amount of excess tax benefits realized from U.S. stock-based compensation, the amount of our research and development tax credits, the deductibility of executive compensation, changes in tax laws, changes in deferred tax asset valuation allowances and the recognition and derecognition of tax benefits associated with uncertain tax positions.

Comparison of the Year ended December 30, 2023 to the Year ended December 31, 2022

For a discussion regarding our financial condition and results of operations for the year ended December 30, 2023 as compared to the year ended December 31, 2022, refer to the discussion under the heading "Comparison of the Year ended December 30, 2023 to the Year ended December 31, 2022" in Item 7, which should be read in conjunction with Item 7, in each case, of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 1, 2023.

Liquidity, Capital Resources and Prospective Capital Requirements

Our principal sources of liquidity consist of our existing cash and cash equivalent balances, future funds expected to be generated from operations and available borrowing capacity under our Credit Facility. As of December 30, 2023, we had approximately $668.1 million in working capital, of which approximately $163.0 million was in cash and cash equivalents. In addition to net working capital, we had approximately $110.2 million of available borrowing capacity (net of outstanding letters of credit) under our Credit Facility as compared to approximately $678.6 million in working capital and approximately $202.9 million in cash and cash equivalents at December 31, 2022.

We currently maintain a Credit Facility, which provides for $705.0 million of unsecured borrowings. The Credit Facility also provides for a sublimit of up to $50.0 million for the issuance of letters of credit. Proceeds from the Credit Facility are being used for general corporate, capital investment and expenditures and working capital needs. For additional information regarding the Credit Facility, see Note 15, "Debt", to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

In managing our day-to-day liquidity and capital structure, we generally do not rely on foreign earnings as a source of funds. As of December 30, 2023, we had cash totaling $66.2 million held outside of the U.S., of which approximately $12.9 million was accessible without additional tax cost and approximately $53.3 million was accessible at an incremental estimated tax cost of up to $0.3 million. We currently have sufficient domestic funds on-hand and cash held outside the U.S. that is available without additional tax cost to fund our domestic operations. In the event funds that are treated as permanently reinvested are repatriated, we may be required to accrue and pay additional U.S. taxes to repatriate these funds.

Our cash requirements depend on numerous factors, including, but not limited to, market acceptance of our technologies, our continued ability to commercialize new products and to create or improve our technologies and applications, expansion of our global footprint through acquisitions and/or strategic investments in technologies or technology companies, hedging and derivative activities, investments in property and equipment, the renewal of our Credit Facility, the impact of disruptions to the manufacturing industry supply chain for key components, inflation, repurchases of our stock under our authorized stock repurchase program, costs related to our domestic and international regulatory requirements and other long-term commitment and contingencies. For further details regarding our commitment and contingencies, see Note 24 to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

Our total cash and cash equivalents and related cash flows may be affected by certain discretionary actions we may take with customers and suppliers to accelerate or delay certain cash receipts or payments to manage liquidity for our strategic business requirements. These actions may include, among others, negotiating with suppliers to optimize our payment terms and conditions, adjusting the timing of cash flows associated with customer sales programs and collections, managing inventory levels and purchasing practices, and selling certain of our accounts receivables on a non-recourse basis to third party financial institutions.

Despite recent acquisitions and strategic investment expenditures, we anticipate that our existing cash and cash equivalents, amounts available under our Credit Facility and cash provided by operations and, taken together, provide adequate resources to fund ongoing operating and capital expenditures, working capital requirements, and other operational funding needs for the next 12 months.

Should we require additional funds in the future to support our working capital requirements or for other purposes, we may seek to raise such additional funds through debt financing, as well as from other sources such as through our effective automatic shelf registration statement on Form S-3 (File No. 333-262770) on file with the SEC, pursuant to which we may offer an unspecified amount of debt, equity, and other securities. No assurance can be given that additional financing will be available in the future or that if available, such financing will be obtainable on terms favorable when required.

Cash Flows

The following table summarizes our cash flows (in millions):

	Year Ended	
	December 30, 2023	December 31, 2022
Net cash provided by (used in):		
Operating activities	$ 94.1	$ 29.4
Investing activities	(81.2)	(1,057.7)
Financing activities	(57.1)	520.4
Effect of foreign currency exchange rates on cash	2.8	(30.9)
Increase in cash, cash equivalents, and restricted cash	$ (41.4)	$ (538.8)

Operating Activities. Cash provided by operating activities was approximately $94.1 million for the year ended December 30, 2023, generated primarily from net income from operations of $81.5 million. This was increased by non-cash activities, including depreciation and amortization of $98.3 million, an impairment charge of $10.0 million, and stock-based compensation of $7.0 million, partially offset by a deferred income tax benefit of $35.6 million. Other major changes in operating assets and liabilities include decreases in accounts receivable, accrued compensation, accrued liabilities, accounts payable, income taxes payable and lease receivable of $90.2 million, $26.8 million, $22.8 million, $19.6 million, $15.1 million and $1.7 million, respectively, primarily due to the Company's cost reduction strategy; an increase in inventories, other non-current liabilities, other non-current assets, deferred costs and other contract assets, other current assets and deferred revenue and other contract-related liabilities of $69.2 million, $3.6 million, $3.0 million, $14.4 million, $8.6 million and $7.1 million, respectively, primarily due to timing of payments and inventory build-up.

For the year ended December 31, 2022, cash provided by operating activities was approximately $29.4 million, which was primarily driven by net income of $143.5 million. This was increased by non-cash activities, including depreciation and amortization of $136.1 million and stock-based compensation of $47.7 million, partially offset by a deferred income tax benefit of $39.3 million. Additional increases in operating cash resulted from changes in accounts payable, deferred costs and other contract assets and lease receivables of approximately $60.5 million, $28.1 million and $12.8 million, respectively, primarily due to the timing of payments. Additional increases to operating activities included increases in accounts receivable, inventories, deferred revenue and other contract-related liabilities, income tax payable of $138.5 million, $155.9 million, $28.1 million and $3.8 million, respectively, which were offset by increases in other non-current liabilities of $4.1 million, $16.1 million, $9.3 million, $7.4 million and $4.9 million, respectively.

Investing Activities. Cash used in investing activities for the year ended December 30, 2023 was approximately $81.2 million, consisting primarily of approximately $44.0 million for purchases of property and equipment, approximately $43.7 million of capitalized intangible asset costs related primarily to patent and trademark costs and license fees, and approximately $1.0 million of strategic investments, which were offset by approximately $7.5 million from escrow funds associated with a business combination.

For the year ended December 31, 2022, cash used in investing activities was approximately $1,057.7 million, consisting primarily of approximately $999.7 million for business combinations, net of cash acquired, approximately $52.8 million for purchases of property and equipment, approximately $3.5 million for intangible assets related to capitalized patent and trademark costs and approximately $1.7 million related to the acquisition of a strategic investment.

Financing Activities. Cash used in financing activities for the year ended December 30, 2023 was approximately $57.1 million, consisting primarily of repayments on the line of credit of approximately $240.2 million, and withholding of shares for employee payroll taxes for vested equity awards of approximately $12.9 million, which were offset by proceeds from borrowings under the line of credit of approximately $189.0 million and the issuance of common stock related to employee equity awards of approximately $7.0 million.

For the year ended December 31, 2022, cash used in financing activities was approximately $520.4 million, consisting primarily of proceeds from borrowings under the line of credit of approximately $1,083.9 million, and the issuance of common stock related to employee equity awards of approximately $8.1 million, which were partially offset by repurchases of our common stock of approximately $401.5 million, repayments under the revolving line of credit of approximately $135.4 million, withholding of shares for employee payroll taxes for vested equity awards of approximately $25.4 million and debt issuance costs of approximately $9.3 million.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of net revenues, expenses, assets and liabilities. These estimates and judgments are based on historical experience and on various other factors that we believe to be reasonable under the circumstances, and form the basis for making management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Although we regularly evaluate these estimates and assumptions, changes in judgments and uncertainties relating to these estimates could potentially result in materially different results under different assumptions and conditions. If these estimates differ significantly from actual results, the impact on the consolidated financial statements may be material. We believe that the critical accounting policies that are the most significant for purposes of fully understanding and evaluating our reported financial results include the following:

Revenue Recognition, Deferred Revenue and Other Contract Liabilities

We derive the majority of our revenue from four primary sources: (i) direct sales under deferred equipment agreements with end-user hospitals where we provide up-front monitoring equipment at no up-front charge in exchange for a multi-year sensor purchase commitment; (ii) other direct sales of noninvasive monitoring solutions to end-user hospitals, emergency medical response organizations and other direct customers; (iii) sales of noninvasive monitoring solutions to distributors who then typically resell to end-user hospitals, emergency medical response organizations and other customers; and (iv) sales of integrated circuit boards to OEM customers who incorporate our embedded software technology into their multiparameter monitoring devices. Subject to customer credit considerations, the majority of such sales are made on open account using industry standard payment terms based on the geography within which the specific customer is located.

We generally recognize revenue following a single, principles-based five-step model to be applied to all contracts with customers and generally provide for the recognition of revenue in an amount that reflects the consideration to which we expect to be entitled, net of allowances for estimated returns, discounts or sales incentives, as well as taxes collected from customers that are remitted to government authorities, when control over the promised goods or services are transferred to the customer. Revenue related to equipment supplied under sales-type lease arrangements is recognized once control over the equipment is transferred to the customer, while revenue related to equipment supplied under operating-type lease arrangements is generally recognized on a straight-line basis over the term of the lease.

While the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, contract interpretation and analysis is required to determine the appropriate accounting, including: (i) the amount of the total consideration, including variable consideration, (ii) whether the arrangement contains an embedded lease, and if so, whether such embedded lease is a sales-type lease or an operating lease, (iii) the identification of the distinct performance obligations contained within the arrangement, (iv) how the arrangement consideration should be allocated to each performance obligation when multiple performance obligations exist, including the determination of standalone selling price, and (v) when to recognize revenue on the performance obligations. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

We enter into agreements to sell our monitoring solutions and services, sometimes as part of arrangements with multiple performance obligations that include various combinations of distinct product sales, equipment leases and services. In the case of contracts with multiple performance obligations, the authoritative guidance provides that the total consideration be allocated to each performance obligation on the basis of relative standalone selling prices. When a standalone selling price is not readily observable, we estimate the standalone selling price by considering multiple factors including, but not limited to, features and functionality of the product, geographies, type of customer, contractual prices pursuant to Group Purchasing Organization (GPO) contracts, our pricing and discount practices, and other market conditions.

Sales under deferred equipment agreements are generally structured such that we agree to provide certain monitoring-related equipment, software, installation, training and/or warranty support at no up-front charge in exchange for the customer's commitment to purchase sensors over the term of the agreement, which generally ranges from three to six years. We allocate contract consideration under deferred equipment agreements containing fixed annual sensor purchase commitments to the underlying lease and non-lease components at contract inception. In determining whether any underlying lease components are related to a sales-type lease or an operating lease, we evaluate the customer's rights and ability to control the use of the underlying equipment throughout the contract term, including any equipment substitution rights retained by us, as well as our expectations surrounding potential contract/lease extensions or renewals and the customer's likelihood to exercise any purchase options. Revenue allocable to non-lease components is generally recognized as such non-lease components are satisfied. Revenue allocable to lease components under sales-type lease arrangements is generally recognized when control over the equipment is transferred to the customer. Revenue allocable to lease components under operating lease arrangements is generally recognized over the term of the operating lease. We generally do not expect to derive any significant value in excess of such asset's unamortized book value from equipment underlying our operating leases arrangements.

Revenue from direct sales of our products to end-user hospitals, emergency medical response organizations, other direct customers, distributors and OEM customers is generally recognized by us when control of such products transfer to the customer based upon the terms of the contract or underlying purchase order. Revenue related to OEM rainbow® parameter software licenses is recognized by us upon the OEM's shipment of its product to its customer, as reported to us by the OEM. We provide certain customers with various sales incentives that may take the form of discounts or rebates. We estimate and provide allowances for these programs as a reduction to revenue at the time of sale. In general, customers do not have a right of return for credit or refund. However, we allow returns under certain circumstances. At the end of each period, we estimate and accrue for these returns as a reduction to revenue. We estimate the revenue constraints related to these forms of variable consideration based on various factors, including expected purchasing volumes, prior sales and returns history, and specific contractual terms and limitations.

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is determined using a standard cost method, which approximates first-in, first-out method and includes material, labor and overhead costs. Inventory valuation reserves are recorded for materials that have become excess or obsolete or are no longer used in current production and for inventory items that have a market price less than the carrying value in inventory. We generally purchase raw materials in quantities that we anticipate will be fully used within one year. However, changes in operating strategy and customer demand, and frequent unpredictable fluctuations in market values for such materials, can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to standard costs and, when necessary, reduce the carrying amount of our inventory to its market value.

We determine any required inventory valuation adjustments based on an evaluation of the expected future use of our inventory on an item by item basis. We apply historical obsolescence rates to estimate the loss on inventory expected to have a recovery value below cost. Our historical obsolescence rates are developed from our company specific experience for major categories of inventory, which are then applied to excess inventory on an item by item basis. We also record other specific inventory valuation adjustments when we become aware of other unique events that result in a known recovery value below cost. For inventory items that have been written down, the reduced value becomes the new cost basis. If our assumptions, judgments or estimates for potential inventory losses prove to be too low, our future earnings will be affected when any related additional inventory losses are recorded.

Business Combinations

We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired, liabilities assumed and noncontrolling interest in the acquired entity, if applicable, are recorded at their respective fair values at the date of acquisition. The determination of fair values of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available. For intangible assets acquired in a business combination, we typically use the income method. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets, liabilities, and noncontrolling interest in the acquired entity, if applicable, is recorded as goodwill. Should any of the assumptions, judgments or estimates associated with the valuation components change, the fair value of the assets acquired could vary. Transaction costs associated with a business combination are expensed as incurred. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill is not amortized, but instead is tested annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. In assessing goodwill impairment, we have the option to first assess the qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. We have two reporting units, healthcare and non-healthcare. Our qualitative assessment of the recoverability of goodwill considers various macro-economic, industry-specific and Company-specific factors, including: (i) severe adverse industry or economic trends; (ii) significant Company-specific actions; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below its net book value. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, or if we elect to bypass the qualitative analysis, then we perform a quantitative analysis that compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, a goodwill impairment loss is recognized for the lesser of: (a) the amount that the carrying amount of such reporting unit exceeds its fair value; or (b) the amount of the goodwill allocated to such reporting unit. The annual impairment test is performed during the fourth fiscal quarter.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue forecast projections, expected growth rates, future product launches and operating margins used to calculate projected future cash flows and risk-adjusted discount rates. In addition, we make certain judgments and assumptions in determining our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Indefinite-lived Intangible Assets and Long-lived Assets

Indefinite-lived intangible assets are not amortized but instead are subject to annual impairment testing, unless circumstances dictate more frequent testing, if impairment indicators exist. Impairment for indefinite-lived assets exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. Determining whether impairment indicators exist and estimating the fair value of our indefinite-lived intangible assets if necessary for impairment testing require significant judgment. Qualitative factors considered in this assessment include industry and market conditions, overall financial performance, and other relevant events and factors.

We review finite-lived intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Determining the recoverability of finite-lived intangible assets and long-lived assets is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue forecast projections, expected growth rates, future product launches and operating margins used to calculate projected future cash flows and the future market value of our asset group. In addition, we make certain judgments and assumptions in determining our asset group. We base our recoverability estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Stock-Based Compensation

Our stock-based compensation awards are currently comprised of stock options, restricted stock units (RSUs) and performance share units (PSUs), all of which are equity-classified awards. For equity-classified awards granted on or after January 1, 2006, we estimate the fair value of the award on the date of grant and expense stock-based compensation over the requisite service period. In the case of PSUs, the amount of expense recognized is also dependent upon the expected achievement level for the specified performance criteria. The fair value of RSU and PSU awards is the closing price of our common stock on the grant date. To calculate the fair value of stock option awards, we use the Black-Scholes option pricing model, which, in addition to the closing price of our stock on the grant date and the option strike price, requires the input of subjective assumptions.

These assumptions include the estimated length of time employees will retain their stock options before exercising them (the expected term), the estimated volatility of our stock price over the expected term and the dividend yield on our common stock. We estimate expected term based on both our specific historical option exercise experience, as well as expected term information available from a peer group of companies with similar vesting schedules. The estimated volatility is based on both the historical and implied volatilities of our share price.

Changes in the types and quantity of equity awards, as well as the fair market value of our stock may impact the cost of future stock option grants. In general, to the extent that the fair market value of our stock increases, the overall cost of granting these options will also increase. Any changes in the assumptions, judgments and estimates mentioned above could cause our actual stock-based compensation expense to vary, resulting in changes to future earnings. For further details regarding our stock-based compensation see Note 20 to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

Accounting for Income Taxes

We account for income taxes using the asset and liability method, under which we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss and tax credit carryforwards. A tax position that meets a more-likely-than-not recognition threshold is recognized in the first reporting period that it becomes more-likely-than-not such tax position will be sustained upon examination. A tax position that meets this more-likely-than-not recognition threshold is recorded at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. We record potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. We have concluded all U.S. federal income tax matters for years through 2018 and all material state, local and foreign income tax matters for years through 2015. Given the foregoing, our actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities.

Deferred tax assets (DTA) and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax assets when, in the judgment of management, it is more likely than not that all or part of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including recent financial performance, scheduled reversals of temporary differences, projected future taxable income, availability of taxable income in carryback periods and tax planning strategies.

Income taxes are highly susceptible to changes from period to period, requiring management to make assumptions about our future income over the lives of our DTAs and the impact of changes in valuation allowances. Any difference in the assumptions, judgments and estimates mentioned above could results in changes to our results of operations.

Litigation Costs and Contingencies

We record a charge equal to at least the minimum estimated liability for a loss contingency or litigation settlement when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. The determination of whether a loss contingency or litigation settlement is probable or reasonably possible involves a significant amount of management judgment, as does the estimation of the range of loss given the nature of contingencies. Liabilities related to litigation settlements with multiple elements are recorded based on the fair value of each element. Legal and other litigation related expenses are recognized as the services are provided. We record insurance and other indemnity recoveries for litigation expenses when both of the following conditions are met: (i) the recovery is probable and (ii) collectability is reasonably assured. The insurance recoveries recorded are only to the extent the litigation costs have been incurred and recognized in the financial statements; however, it is reasonably possible that the actual recovery may be significantly different from our estimates.

There are many uncertainties associated with any litigation, and we cannot provide assurance that any actions or other third-party claims against us will be resolved without costly litigation or substantial settlement charges. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.

Recent Accounting Pronouncements

For details regarding any recently adopted and recently issued accounting standards, see Note 2 to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks that may arise from adverse changes in market rates and prices, such as interest rates, foreign exchange fluctuations and inflation. We do maintain a derivative instrument for cash flow hedging, but do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our cash and cash equivalents and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. As of December 30, 2023, the carrying value of our cash equivalents approximated fair value. We manage our risk associated with interest rate fluctuations related to interest expenses under our Credit Facility by engaging in hedging activities. Since July 2022, we have entered into various interest rate swap contracts to hedge our exposure to changes in cash flows associated with our outstanding debt with variable interest rates. The interest rate swap contracts have maturities averaging five years or less. See Note 17, "Derivative Instruments and Hedging Activities", to our accompanying consolidated financial statements included in Item 15(a) of this Annual Report on Form 10-K for further details.

A hypothetical 100 basis point change in interest rates along the entire interest rate yield curve would increase or decrease our interest rate yields on our investments, interest income and Credit Facility by approximately $0.1 million for each $10.0 million in interest-bearing investments and by $0.1 million for each additional $10.0 million of debt.

Our ultimate realized gain or loss with respect to interest rate fluctuations will depend on interest rates, the exposures that arise during the period and our hedging strategies at that time. A hypothetical 100 basis point change in interest rates would increase or decrease our annual interest expense by approximately $0.7 million based on average debt outstanding, after consideration of our interest rate swap contracts, for the quarter ended December 30, 2023 and approximately $2.4 million based on average debt outstanding, after consideration of our interest rate swap contracts for the year ended December 30, 2023.

We sponsor multiple defined benefit pension plans covering certain international employees. The aggregate fair value of the plans' investments was $23.1 million as of December 30, 2023. The plans' assets may be subject to market risk, interest rate risk, and credit risk, which may affect the value of the plans' assets and the funding of the plans.

Increases in interest rates globally may impact the value of pension plan assets held by us. When interest rates increase, the value of fixed income securities, such as bonds, may decrease, which can negatively impact the fair value of the pension plan assets. However, interest rate increases may also improve the funded status of plan by increasing the discount rate used to measure the present value of the pension obligations and potentially decreasing our requirement to make contributions to the plan. The most significant actuarial assumption affecting pension expense and pension obligations is discount rates. A hypothetical increase of 100 basis point in discount rates would result in a decrease of approximately $0.3 million in the projected benefit obligation. The impact of interest rate increases on the pension plan assets and funded status may not be predictable and may vary from period to period.

See Notes 2, "Summary of Significant Accounting Policies" and 21, "Employee Benefits" to our accompanying consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K. for further discussion of these assets.

Foreign Currency Exchange Rate Risk

A majority of our assets and liabilities are maintained in the United States in U.S. Dollars and a majority of our sales and expenditures are transacted in U.S. Dollars. However, we also transact with foreign customers in currencies other than the U.S. Dollar. These foreign currency revenues, when converted into U.S. Dollars, can vary depending on average exchange rates during a respective period. In addition, certain of our foreign subsidiaries transact in their respective country's local currency, which is also their functional currency. As a result, expenses of these foreign subsidiaries, when converted into U.S. Dollars can also vary depending on average monthly exchange rates during a respective period.

We are exposed to foreign currency gains or losses on outstanding foreign currency denominated receivables and payables, as well as our foreign currency denominated cash balances and certain intercompany transactions. In addition, other transactions between us or our subsidiaries and a third-party, denominated in a currency different from the functional currency, are foreign currency transactions. Realized and unrealized foreign currency gains or losses on these transactions are also included in our statements of operations as incurred.

The balance sheets of each of our foreign subsidiaries whose functional currency is not the U.S. Dollar are translated into U.S. Dollars at the rate of exchange at the balance sheet date and the statements of comprehensive income and cash flows are translated into U.S. Dollars using an approximation of the average monthly exchange rates applicable during the period. Any foreign exchange gain or loss as a result of translating the balance sheets of our foreign subsidiaries whose functional currency is not the U.S. Dollar is included in equity as a component of accumulated other comprehensive income. Our foreign currency exchange rate exposures are primarily with the Canadian Dollar, Euro, Japanese Yen, Swedish Krona, the British Pound, Mexican Peso, Turkish Lira, Australian Dollar and the Chinese Yuan. Foreign currency exchange rates may experience significant volatility from one period to the next.

We do not use derivatives or financial instruments for trading or speculative purposes. The effect of additional changes in foreign currency exchange rates could have a material effect on our future operating results or cash flows, depending on which foreign currency exchange rates change and depending on the directional change (either a strengthening or weakening against the U.S. Dollar). We estimate that the potential impact of a hypothetical 10% adverse change in all applicable foreign currency exchange rates from the rates in effect as of December 30, 2023 would have resulted in an estimated reduction of $51.6 million in reported pre-tax income for the year ended December 30, 2023. As our foreign operations continue to grow, our exposure to foreign currency exchange rate risk may become more significant.

Inflation Risk

Inflation continuously increased in 2023 and is expected to continue to increase for the near future. Consumer demand and discretionary spending continue to be impacted by inflationary pressures, which could materially impact our financial results; in particular, our consumer products and non-healthcare business segment. We are unable to determine the exact impact of inflation on our global business, financial condition or results of operations during the periods presented.

If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our business, financial condition and results of operations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data required by this item are set forth at the pages indicated in Part IV, Item 15(a)(1) and 15(a)(2), respectively, of this Annual Report on Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated by the SEC under the Exchange Act. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2023.

Grant Thornton LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 30, 2023. Their attestation report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 30, 2023 is included in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

The Sound United acquisition was completed on April 11, 2022. The financial results of Sound United were included in our consolidated financial statements beginning with the year ended December 31, 2022. For the period of January 1 through December 31, 2022, the Sound United business represented approximately $694.9 million of revenue and a net loss of $38.6 million. As this acquisition occurred in the second quarter of fiscal year 2022, the scope of our assessment of our internal control over financial reporting for fiscal 2022 did not include Sound United. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from our scope during the first year following the date of acquisition.

During the three months ended December 30, 2023, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

During the fiscal quarter ended December 30, 2023, none of our directors or officers (as defined in Section 16 of the Securities Exchange Act of 1934, as amended) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from the information contained in our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2024 (2024 Proxy Statement).

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information contained in the 2024 Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information contained in the 2024 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the information contained in the 2024 Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the information contained in the 2024 Proxy Statement.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The Consolidated Financial Statements of Masimo Corporation and Reports of Grant Thornton LLP, Independent Registered Public Accounting Firm (PCAOB ID 248), are included in a separate section of this Annual Report on Form 10-K beginning on page F-1.

(a)(2) Financial Statement Schedules

The financial statement schedule is included in a separate section of this Annual Report on Form 10-K beginning on page F-1.

(a)(3) Exhibits

Exhibit Number	Description of Document
2.1^	Agreement and Plan of Merger, dated February 15, 2022, by and among Masimo Corporation, Sonic Boom Acquisition Corp., Viper Holdings Corporation, and, solely in its capacity as the Seller Representative, Viper Holdings, LLC (Sound United Series) (incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K originally filed with the Securities and Exchange Commission on February 15, 2022).
3.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (No. 333-142171) originally filed with the Securities and Exchange Commission on April 17, 2007).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated June 28, 2023 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2023).
3.3	Fifth Amended and Restated Bylaws adopted on February 5, 2023 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2023).
3.4	Amendment to the Fifth Amended and Restated Bylaws adopted on April 20, 2023 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2023).
4.1	Amended Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 16, 2022).
4.2#	Masimo Retirement Savings Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
4.3*	Description of Securities of Masimo Corporation.
10.1#	Form of Indemnity Agreement between the Registrant and its officers and directors (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (No. 333-142171) originally filed with the Securities and Exchange Commission on April 17, 2007).
10.2#	Amended and Restated Employment Agreement, dated November 4, 2015, between Joe Kiani and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2015).
10.3	First Amendment to November 4, 2015 Amended and Restated Employment Agreement, dated July 27, 2017, by and between Masimo Corporation and Joe Kiani (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission at 5:21 p.m. Eastern Time on August 2, 2017).
10.4	Second Amendment to November 4, 2015 Amended and Restated Employment Agreement, dated January 14, 2022, by and between Masimo Corporation and Joe Kiani (incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2022).
10.5#	Offer Letter, dated March 31, 2011 between Tom McClenahan and the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2019).
10.6#	Offer Letter, dated September 22, 2017, between the Company and Micah Young (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2017).

Exhibit Number	Description of Document
10.7#	Restricted Share Unit Award Agreement, dated November 4, 2015, by and between Joe Kiani and the Registrant (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2015).
10.8#	Equity-Holder Non-Competition and Confidentiality Agreement, dated November 4, 2015, by and between Joe Kiani and the Registrant (incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2015).
10.9#	Amended and Restated 2007 Severance Protection Plan and Summary Plan Description, effective December 31, 2008 (incorporated herein by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 15, 2013).
10.10#	Amended and Restated 2007 Severance Protection Plan Agreement, dated November 3, 2014, by and between the Registrant and Tom McClenahan (incorporated herein by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2015).
10.11#	2007 Stock Incentive Plan of the Registrant, and forms of agreements related thereto (incorporated herein by reference to Exhibit 10.33 to the Registrant's Registration on Form S-1 (No. 333-142171) originally filed with the Securities and Exchange Commission on April 17, 2007).
10.12#	Masimo Corporation 2017 Equity Incentive Plan (incorporated herein by reference to Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A (File No. 001-33642) filed with the Securities and Exchange Commission on April 12, 2017).
10.13#	Masimo Corporation Executive Bonus Incentive Plan (incorporated herein by reference to Appendix D to the Registrant's Definitive Proxy Statement on Schedule 14A (File No. 001-33642) filed with the Securities and Exchange Commission on April 16, 2020).
10.14†	Manufacturing and Purchase Agreement, dated October 2, 2008, by and between Analog Devices, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).
10.15†	Purchase Agreement, dated July 26, 2001, between Jabil Circuit, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.16†	Shelter Labor Services Agreement, dated December 27, 2000, between Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.17†	Lease Agreement effective as of September 1, 2007, by and among Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant, as guarantor (incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2019).
10.18†	First Amendment, Lease Agreement effective as of December 17, 2013, by and among Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant, as guarantor (incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2021).
10.19	Settlement Agreement and Release of Claims, dated January 17, 2006, between Cercacor Laboratories, Inc., Nellcor Puritan Bennett, Inc., Mallinckrodt, Inc., Tyco Healthcare Group LP, Tyco International Ltd., Tyco International (US) Inc. and the Registrant (incorporated herein by reference to Exhibit 10.30 to the Registrant's Registration Statement on Form S-1 (No. 333-142171) originally filed with the Securities and Exchange Commission on April 17, 2007).
10.20	Second Amendment to the January 17, 2006 Settlement Agreement and Release of Claims, as amended pursuant to the January 24, 2006 Amendment to Settlement Agreement and Release of Claims, dated January 28, 2011, by and among Masimo Corporation, Masimo Laboratories, Inc., Nellcor Puritan Bennett LLC, Mallinckrodt Inc., Tyco Healthcare Group LP and Covidien Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2011).
10.21+	Amended and Restated Cross-Licensing Agreement, effective January 1, 2007, between Cercacor Laboratories, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.34 to the Registrant's Registration Statement on Form S-1 (No. 333-142171) originally filed with the Securities and Exchange Commission on April 17, 2007).
10.22	Services Agreement, effective January 1, 2007, between Cercacor Laboratories, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.35 to the Registrant's Registration Statement on Form S-1 (No. 333-142171) originally filed with the Securities and Exchange Commission on April 17, 2007).

Exhibit Number	Description of Document
10.23†	Settlement and Covenant Not to Sue Agreement, entered into as of the Effective Date of November 16, 2015, between Masimo Corporation, Masimo Technologies SARL, and Masimo International SARL and Mindray Medical International, Limited, Shenzhen Mindray Biomedical Electronics Co., Ltd and Mindray DS USA, Inc. (incorporated herein by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2021).
10.24	Third Amendment to June 22, 2012 Lease Agreement, relating to the premises at 9600 Jeronimo, between the Registrant and Irvine Company, LLC (incorporated herein by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2016).
10.25	Single-Tenant Lease, relating to the premises at 9600 Jeronimo, dated as of July 13, 2016, by and between Masimo Corporation and The Irvine Company LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2016).
10.26	Third Amendment to Settlement Agreement and Release of Claims, dated as of September 1, 2016, by and among Masimo Corporation and Cercacor Laboratories, Inc., and Medtronic Plc., Covidien LP, Nellcor Puritan Bennett LLC and Covidien Holdings Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2016).
10.27	Settlement Agreement, dated November 5, 2016, by and between Masimo Corporation, Masimo International Technologies SARL and Masimo International SARL and Koninklijke Philips N.V. (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2016).
10.28#	Offer Letter, dated April 17, 2012, between the Company and Bilal Muhsin (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018).
10.29#	Offer Letter, dated December 15, 2017, between the Company and Tao Levy (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018).
10.30#	2007 Severance Protection Plan Participation Agreement, dated March 26, 2018, by and between the Company and Bilal Muhsin (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018).
10.31#	2007 Severance Protection Plan Participation Agreement, dated March 16, 2018, by and between the Company and Tao Levy (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2018).
10.32†	Purchase and Sale Agreement, dated February 14, 2022, by and between Masimo Canada, ULC and Keltic (Prior) Development Limited Partnership (incorporated herein by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2022).
10.33#	Offer Letter, dated April 1, 2022, between the Company and Blair Tripodi (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2022).
10.34*	Amended and Restated 2007 Severance Protection Plan, Limited Participation Agreement, dated November 13, 2023 between the Company and Blair Tripodi.
10.35	Credit Agreement dated as of April 11, 2022 among Masimo Corporation, as the Borrower, the Lenders and issuing banks party hereto and Citibank, N.A. as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2022).
10.36	First Amendment to Credit Agreement, dated as of May 16, 2022, among Masimo Corporation, each of the lenders party hereto with an Incremental Revolving Commitment, each Issuing Bank and CITIBANK, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2022).
10.37(25)#	Amended and Restated 2007 Severance Protection Plan Agreement, dated March 30, 2022, by and between the Registrant and Micah Young (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2022).

Exhibit Number	Description of Document
10.38^†	Lease agreement, dated as of August 21, 2021, related to Land at Dale Road, Worthing, West Sussex by and between Londonmetric Distribution Limited and B&W Group Limited and DEI Sales, Inc. (incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.39^†	Contract for Sale of Freehold Land with Leaseback at Dale Road, Worthing, West Sussex, between B&W Group LTD and Londonmetric Distribution Limited and DEI Sales, Inc. dated August 31, 2021 (incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.40†	Lease Contract of the Hengli Industrial Park, dated April 1, 2016, between Zhuhai Free Trade Zone Minsheng Industrial Warehousing Co., Ltd. and Bowers & Wilkins Trading (Zhuhai) Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.41†	Lease Contract of the Hengli Industrial Park - Warehouse, dated November 1, 2016, between Zhuhai Free Trade Zone Minsheng Industrial Warehousing Co., Ltd. and Bowers & Wilkins Trading (Zhuhai) Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.42^†	Purchase Agreement, dated as of May 23, 2019, between ANAM Electronics Co. Ltd. and DEI Sales Inc. dba Sound United (incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.43^†	OEM/ODM Agreement, dated as of February 24, 2012, between Tymphany HK Ltd. and D&M Holdings, Inc. (incorporated herein by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.44†	Quality Agreement, dated as of February 24, 2012, between Tymphany HK Ltd and D&M Holdings, Inc. (incorporated herein by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.45^†	Purchase Agreement, dated as of April 3, 2019, between Tonly Electronics Sales Limited and DEI Sales, Inc. dba Sound United (incorporated herein by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.46†	License Agreement, dated as of October 1, 2014, between Harman International Industries, Incorporated, and B&W Group Ltd. (incorporated herein by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.47†	Amendment No. 1 to the License Agreement, by and between Harman International Industries, Incorporated and B&W Group Ltd. effective as of October 1, 2014, is entered into and made effective as of October 13, 2020 (incorporated herein by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.48	Guarantee, dated as of October 11, 2020, between Sound United, LLC and Harman International Industries, Incorporated (incorporated herein by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022).
10.49†	Lease agreement, dated as of August 15, 2022, by and between SJ Holdings SDN BHD, and Masimo Medical Technologies (Malaysia) SDN BHD (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).
10.50†	Monetary Consumption Loan Agreement Certificate, dated June 30, 2019, by and between JFC Corporation and D&M Holdings (incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).
10.51†	Special Overdraft Agreement, dated February 27, 2020, by and between Mizuho Bank and D&M Holding Co., Ltd. (incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).
10.52*	Amendment to Special Overdraft Agreement, dated February 28, 2023, by and between Mizuho Bank and Masimo Corporation (incorporated herein by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023).
21.1*	List of Registrant's Subsidiaries.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Joe Kiani, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
31.2*	Certification of Micah Young, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Joe Kiani, Chief Executive Officer, and Micah Young, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Masimo Corporation Clawback Policy.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

_____

Attached as Exhibit 101 to this report are the following formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 30, 2023 and December 31, 2022, (ii) Consolidated Statements of Operations for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, (iii) Consolidated Statements of Comprehensive Income for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, (iv) Consolidated Statements of Stockholders' Equity for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, (v) Consolidated Statements of Cash Flows for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, and (vi) Notes to Consolidated Financial Statements.

_____

*	Filed herewith.
**	Furnished herewith.
#	Indicates management contract or compensatory plan.
+	The SEC has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
†	Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) of the type that the Registrant customarily and actually treats as private or confidential The Registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.
‡	Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.
^	Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that the Registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended for any schedule so furnished.

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2024

By: /s/ JOE KIANI

Joe Kiani
Chairman of the Board & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE(S)	DATE
/s/ JOE KIANI Joe Kiani	Chairman of the Board & Chief Executive Officer (*Principal Executive Officer*)	February 28, 2024
/s/ MICAH YOUNG Micah Young	Executive Vice President, Chief Financial Officer (*Principal Financial Officer*)	February 28, 2024
/s/ PAUL HATAISHI Paul Hataishi	Senior Vice President, Chief Accounting Officer *(Principal Accounting Officer)*	February 28, 2024
 Michelle Brennan	Director	
/s/ ROBERT CHAPEK Robert Chapek	Director	February 28, 2024
/s/ ROLF CLASSON Rolf Classon	Director	February 28, 2024
 Quentin Koffey	Director	
/s/ ADAM MIKKELSON Adam Mikkelson	Director	February 28, 2024
/s/ CRAIG REYNOLDS Craig Reynolds	Director	February 28, 2024

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**Consolidated
Financial Statements**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
MASIMO CORPORATION

Consolidated Financial Statements

Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Masimo Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Masimo Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2023, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of indefinite- lived intangible assets and goodwill– non-healthcare reporting unit

As described further in Note 2 and Note 9 to the financial statements, the Company tests indefinite lived intangible assets and goodwill annually for impairment, or more frequently when events or changes in circumstances indicate that indefinite- lived intangible assets or goodwill might be impaired. The Company performed a quantitative impairment assessment for its indefinite-lived intangible assets and for its non-healthcare reporting unit during the third quarter of 2023 as a result of a triggering event that was identified, and again as part of its annual impairment assessment during the fourth quarter of 2023. We identified the valuations performed to determine the fair value of indefinite-lived intangible assets and the fair value of the non-healthcare reporting unit as a result of the triggering event as a critical audit matter.

The principal considerations for our determination that the valuations of the indefinite-lived intangible assets and the fair value of the non-healthcare reporting unit as a result of the triggering event is a critical audit matter are that the determination of the fair values of such assets required management to make significant estimates and assumptions related to the discount rate used, forecasted revenues and operating margins. This required a high degree of auditor judgment, including professionals with specialized skill and knowledge, in auditing these assumptions made by management.

Our audit procedures related to the valuations of the indefinite-lived intangible assets and the fair value of the non-healthcare reporting unit as a result of the triggering event included the following, among others.

- We assessed the appropriateness of the valuation methodologies utilized and discount rate selected by management with the assistance of our valuation professionals with specialized skill and knowledge.
- We tested the forecasted revenues and operating margins by assessing the reasonableness of management's forecast compared to historical results and forecasted market and industry trends.

/s/ GRANT THORNTON LLP
We have served as the Company's auditor since 2006.

Newport Beach, California
February 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Masimo Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Masimo Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 30, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 30, 2023, and our report dated February 28, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Newport Beach, California
February 28, 2024

CONSOLIDATED BALANCE SHEETS

(in millions, except par value)

	December 30, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 163.0	$ 202.9
Trade accounts receivable, net of allowance for credit losses of $4.8 million and $7.7 million at December 30, 2023 and December 31, 2022, respectively	355.5	445.9
Inventories	545.0	501.0
Other current assets	168.4	158.8
Total current assets	1,231.9	1,308.6
Lease receivable, non-current	71.4	73.1
Deferred costs and other contract assets	57.3	41.9
Property and equipment, net	424.4	402.5
Customer relationships, net - (Note 9)	177.7	201.6
Acquired technologies, net - (Note 9)	129.4	160.1
Other intangible assets, net	112.8	98.9
Trademarks - (Note 9)	232.4	262.0
Goodwill	407.7	445.4
Deferred tax assets	107.2	102.5
Other non-current assets	89.3	114.0
Total assets	$ 3,041.5	$ 3,210.6
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 251.5	$ 276.8
Accrued compensation	62.6	89.3
Deferred revenue and other contract-related liabilities, current	87.3	80.6
Other current liabilities	162.4	183.3
Total current liabilities	563.8	630.0
Long-term debt	871.7	941.6
Deferred tax liabilities	111.7	163.6
Other non-current liabilities	129.5	136.5
Total liabilities	1,676.7	1,871.7
Commitments and contingencies - (Note 24)		
Stockholders' equity		
Preferred stock, $0.001 par value; 5.0 million shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value; 100.0 million shares authorized; 52.8 million and 52.5 million shares issued and outstanding at December 30, 2023 and December 31, 2022, respectively	0.1	0.1
Treasury stock, 19.5 million and 19.5 million shares at December 30, 2023 and December 31, 2022, respectively	(1,169.2)	(1,169.2)
Additional paid-in capital	783.4	782.2
Accumulated other comprehensive (loss) income	(45.3)	11.5
Retained earnings	1,795.8	1,714.3
Total stockholders' equity	1,364.8	1,338.9
Total liabilities and stockholders' equity	$ 3,041.5	$ 3,210.6

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share information)

	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
Revenue	$	2,048.1	$	2,035.8	$	1,239.2
Cost of goods sold		1,044.6		977.0		430.8
Gross profit		1,003.5		1,058.8		808.4
Operating expenses:						
Selling, general and administrative		664.0		657.4		395.4
Research and development		175.2		191.4		137.2
Litigation settlements		17.8		—		—
Impairment charge		10.0		—		—
Total operating expenses		867.0		848.8		532.6
Operating income		136.5		210.0		275.8
Non-operating loss		(48.4)		(16.6)		(1.4)
Income before provision for income taxes		88.1		193.4		274.4
Provision for income taxes		6.6		49.9		44.8
Net income	$	81.5	$	143.5	$	229.6
Net income per share:						
Basic	$	1.54	$	2.68	$	4.16
Diluted	$	1.51	$	2.60	$	3.98
Weighted-average shares used in per share calculations:						
Basic		52.8		53.6		55.2
Diluted		54.1		55.2		57.7

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
Net income..	$	81.5	$	143.5	$	229.6
Other comprehensive (loss) gain, net of tax:						
Unrealized (loss) gain from foreign currency translation adjustments..		(45.1)		4.9		(6.9)
Net change in retirement obligations...............................		(2.9)		(2.6)		—
Unrealized (loss) gain on cash flow hedge[1].................................		(8.8)		14.7		—
Total comprehensive income..	$	24.7	$	160.5	$	222.7

——————————

[1] See Note 17, "Derivative Instruments and Hedging Activities", for further details.

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance at January 2, 2021	55.3	$ 0.1	16.0	$ (638.7)	$ 703.7	$ 1.4	$ 1,341.2	$ 1,407.7
Stock options exercised	0.4	—	—	—	20.8	—	—	20.8
Restricted/Performance stock units vested	0.3	—	—	—	—	—	—	—
Shares paid for tax withholding	(0.1)	—	—	—	(16.7)	—	—	(16.7)
Stock-based compensation	—	—	—	—	44.7	—	—	44.7
Repurchases of common stock	(0.6)	—	0.5	(129.0)	—	—	—	(129.0)
Net income	—	—	—	—	—	—	229.6	229.6
Foreign currency translation adjustment	—	—	—	—	—	(6.9)	—	(6.9)
Balance at January 1, 2022	55.3	0.1	16.5	(767.7)	752.5	(5.5)	1,570.8	1,550.2
Stock options exercised	0.1	—	—	—	7.4	—	—	7.4
Restricted/Performance stock units vested	0.2	—	—	—	—	—	—	—
Shares paid for tax withholding	(0.1)	—	—	—	(25.4)	—	—	(25.4)
Stock-based compensation	—	—	—	—	47.7	—	—	47.7
Repurchases of common stock	(3.0)	—	3.0	(401.5)	—	—	—	(401.5)
Net change on pension obligations	—	—	—	—	—	(2.6)	—	(2.6)
Unrealized gain on cash flow hedge	—	—	—	—	—	14.7	—	14.7
Net income	—	—	—	—	—	—	143.5	143.5
Foreign currency translation adjustment	—	—	—	—	—	4.9	—	4.9
Balance at December 31, 2022	52.5	0.1	19.5	(1,169.2)	782.2	11.5	1,714.3	1,338.9
Stock options exercised	0.2	—	—	—	7.1	—	—	7.1
Restricted/Performance stock units vested	0.2	—	—	—	—	—	—	—
Shares paid for tax withholding	(0.1)	—	—	—	(12.9)	—	—	(12.9)
Stock-based compensation	—	—	—	—	7.0	—	—	7.0
Net change on pension obligations	—	—	—	—	—	(2.9)	—	(2.9)
Unrealized (loss) on cash flow hedge	—	—	—	—	—	(8.8)	—	(8.8)
Net income	—	—	—	—	—	—	81.5	81.5
Foreign currency translation adjustment	—	—	—	—	—	(45.1)	—	(45.1)
Balance at December 30, 2023	52.8	$ 0.1	19.5	$ (1,169.2)	$ 783.4	$ (45.3)	$ 1,795.8	$ 1,364.8

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
Cash flows from operating activities:			
Net income	$ 81.5	$ 143.5	$ 229.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	98.3	136.1	35.6
Stock-based compensation	7.0	47.7	44.7
Amortization of debt issuance costs	1.9	1.4	—
Loss on disposal of equipment, intangibles and other assets	0.8	0.5	0.5
Provision for credit losses	1.1	1.3	0.8
Benefit from deferred income taxes	(35.6)	(39.3)	(15.1)
Impairment charge	10.0	—	—
Changes in operating assets and liabilities:			
(Increase) decrease in trade accounts receivable	90.2	(138.5)	(60.8)
(Increase) decrease in inventories	(69.2)	(155.9)	13.5
(Increase) decrease in other current assets	(8.6)	(7.4)	6.9
(Increase) decrease in lease receivable, net	1.7	(12.8)	(16.1)
(Increase) decrease in deferred costs and other contract assets	(14.4)	(13.4)	(8.1)
(Increase) decrease in other non-current assets	3.0	(4.9)	—
Increase (decrease) in accounts payable	(19.6)	60.5	11.0
Increase (decrease) in accrued compensation	(26.8)	(9.3)	—
Increase (decrease) in deferred revenue and other contract-related liabilities	7.1	28.1	7.1
Increase (decrease) in income taxes payable	(15.1)	3.8	6.4
Increase (decrease) in accrued liabilities	(22.8)	(16.1)	7.8
Increase (decrease) in other non-current liabilities	3.6	4.1	0.8
Net cash provided by (used in) operating activities	94.1	29.4	264.6
Cash flows from investing activities:			
Purchases of property and equipment, net	(44.0)	(52.8)	(25.5)
Increase in intangible assets	(43.7)	(3.5)	(9.4)
Business combinations, net of cash acquired	7.5	(999.7)	—
Other strategic investing activities	(1.0)	(1.7)	(2.6)
Net cash (used in) provided by investing activities	(81.2)	(1,057.7)	(37.5)
Cash flows from financing activities:			
Borrowings under revolving line of credit	189.0	1,083.9	—
Repayments under revolving line of credit	(240.2)	(135.4)	—
Proceeds from issuance of common stock	7.0	8.1	23.2
Repurchases of common stock	—	(401.5)	(128.9)
Payroll tax withholdings on behalf of employees for stock options	(12.9)	(25.4)	(16.7)
Debt issuance costs	—	(9.3)	—
Net cash (used in) provided by financing activities	(57.1)	520.4	(122.4)
Effect of foreign currency exchange rates on cash	2.8	(30.9)	(1.3)
Net increase in cash, cash equivalents and restricted cash	(41.4)	(538.8)	103.4
Cash, cash equivalents and restricted cash at beginning of period	209.6	748.4	645.0
Cash, cash equivalents and restricted cash at end of period	$ 168.2	$ 209.6	$ 748.4

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company

Masimo Corporation (the "Company") is a global technology company that develops, manufactures and markets a wide array of patient monitoring technologies, as well as automation and connectivity solutions. The Company's mission is to improve patient outcomes, reduce the cost of care and take noninvasive monitoring to new sites and applications.

The Company's patient monitoring solutions generally incorporate a monitor or circuit board, proprietary single-patient use or reusable sensors, software and/or cables. The Company primarily sells its products to hospitals, emergency medical service providers, home care providers, physician offices, veterinarians, long-term care facilities and consumers through its direct sales force, distributors and original equipment manufacturer (OEM) partners.

On April 11, 2022, the Company acquired Viper Holdings Corporation, the parent company of DEI Sales, Inc., d/b/a Sound United (Sound United), via the Company's wholly-owned subsidiary, Sonic Boom Acquisition Corp (Sonic) (Sound United acquisition). For additional information on Masimo's acquisition of Sound United, see Note 18, "Business Combinations".

In addition, the Company updated its financial reporting segments to align with the way it manages its business units post-acquisition. See Note 25, "Segment and Enterprise Reporting", for additional details.

The terms "the Company" and "Masimo" refer to Masimo Corporation and, where applicable, its consolidated subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), and include the accounts of the Company and its wholly-owned or controlled subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Periods

The Company follows a conventional 52/53 week fiscal year. Under a conventional 52/53 week fiscal year, a 52 week fiscal year includes four quarters of 13 weeks while a 53 week fiscal year includes three 13 week fiscal quarters and one 14 week fiscal quarter. The Company's last 53 week fiscal year was fiscal year 2020. Fiscal year 2023 was a 52 week fiscal year ended December 30, 2023. All references to years in these notes to consolidated financial statements are fiscal years unless otherwise noted.

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the current period presentation, including certain balance sheet asset accounts in the consolidated financial statements for the year ended December 31, 2022. There was no impact on previously reported total assets, liabilities, stockholders' equity or net income.

Use of Estimates

The Company prepares its financial statements in conformity with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the determination of standalone selling prices, variable consideration, total consideration allocated to each performance obligation within a contract, inventory valuation, valuation of the Company's equity awards, valuation of identifiable assets and liabilities connected with business combinations, impairment of long-lived assets, intangible assets and goodwill; derivative and equity instruments, deferred taxes and any associated valuation allowances, deferred revenue, accounting for pensions, uncertain income tax positions, litigation costs, and related accruals. Actual results could differ from such estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) Topic 805, *Business Combinations*, which requires that once control is obtained, assets acquired, liabilities assumed and noncontrolling interests in the acquired entity, if applicable, are recorded at their respective fair values at the date of acquisition, with the exception of acquired contract assets and contract liabilities (i.e., deferred revenue) from contracts with customers. These are recognized and measured in accordance with *ASC Topic 606, Revenue from Contracts with Customers*. The excess of the purchase price over fair values of identifiable assets, liabilities and noncontrolling interests in the acquired entity, if applicable, is recorded as goodwill.

Fair Value Measurements

The Company accounts for certain financial instruments at their fair values as either assets or liabilities on the balance sheet. The Company determines the fair value of its financial instruments using the framework prescribed by ASC Topic 820, *Fair Value Measurements and Disclosures*, and considers the estimated amount the Company would receive or pay to transfer these instruments at the reporting date with respect to current currency exchange rates, interest rates, the creditworthiness of the counterparty for unrealized gain positions and the Company's creditworthiness for unrealized loss positions. In certain instances, the Company may utilize financial models to measure the fair value of its financial instruments. In doing so, the Company uses inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability and inputs derived principally from, or corroborated by, observable market data by correlation or other means.

Recurring Fair Value Measurement

On a recurring basis, the Company measures certain financial assets and financial liabilities at fair value based upon quoted market prices. Where quoted market prices or other observable inputs are not available, the Company applies valuation techniques to estimate fair value. Authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1—Quoted prices in active markets for *identical* assets or liabilities.
- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for *similar* assets or liabilities, quoted prices in markets that are not active, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables represent the Company's financial assets, measured at fair value on a recurring basis at December 30, 2023:

		Fair Value Measurement Hierarchy		
(in millions)	Total Carrying Value	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 87.0	$ 87.0	$ —	$ —
Money market funds	76.0	76.0	—	—
Pension assets:				
Cash and cash equivalents	(1.2) (1)	(1.2)	—	—
Equity securities	8.1	8.1	—	—
Debt securities	10.7	9.9	0.8	—
Real estate funds	3.1	—	3.1	—
Alternative investments	1.9	—	1.9	—
Other	0.5	—	0.5	—
Equity securities	1.7	1.7	—	—
Derivative instruments - cash flow hedges(2)	11.6	11.6	—	—
Derivative instruments - warrants	1.0	1.0	—	—
Total assets	$ 200.4	$ 194.1	$ 6.3	$ —

The following tables represent the Company's financial liabilities, measured at fair value on a recurring basis at December 30, 2023:

		Fair Value Measurement Hierarchy		
(in millions)	Total Carrying Value	Level 1	Level 2	Level 3
Liabilities				
Derivative instruments - cash flow hedge.....	$ 3.6	$ 3.6	$ —	$ —
Pension benefit obligation.............................	32.6	32.6	—	—
Total liabilities.......................................	$ 36.2	$ 36.2	$ —	$ —

---

[1] Due to the timing of a cash transfer, there was a payable as of December 30, 2023, resulting in a negative allocation as of year end.

[2] Includes accrued interest.

The following tables represent the Company's financial assets and liabilities, measured at fair value on a recurring basis at December 31, 2022:

		Fair Value Measurement Hierarchy		
(in millions)	Total Carrying Value	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents................................	$ 148.5	$ 148.5	$ —	$ —
U.S. treasuries...	—	—	—	—
Money market funds...	54.4	54.4	—	—
Pension assets:				
Cash and cash equivalents...........................	1.0	1.0	—	—
Equity securities...	6.6	6.6	—	—
Debt securities...	8.0	7.2	0.8	—
Real estate funds...	3.5	—	3.5	—
Alternative investments...............................	1.9	—	1.9	—
Other..	1.2	—	1.2	—
Derivative instruments - cash flow hedges......	19.7	—	19.7	—
Total assets	$ 244.8	$ 217.7	$ 27.1	$ —
Liabilities				
Pension benefit obligation................................	$ 32.3	$ 32.3	$ —	$ —
Total liabilities	$ 32.3	$ 32.3	$ —	$ —

The Company invests in checking, savings and money market fund accounts, which are classified within Level 1 of the fair value hierarchy as they are valued using quoted market prices. These investments are classified as cash and cash equivalents within the Company's accompanying consolidated balance sheets, in accordance with GAAP and its accounting policies.

The Company has certain strategic investments in privately-held companies (non-marketable equity securities) and companies that have completed initial public offerings (marketable equity securities). The Company's marketable equity securities, whose price is based on quoted market price in an active market, are classified within Level 1 of the fair value hierarchy. Equity securities are classified as current, short-term investments, or non-current, recorded in other non-current assets, based on the nature of the securities and their availability for use in current operations. The changes in the fair value of those equity securities are measured at each reporting date and changes in the value of these investments between reporting dates are recorded within non-operating income (loss).

The Company's pension assets consist of Level 1 and Level 2 investments. The fair values of Level 2 assets are based on observable inputs such as prices or quotes for similar assets, adjusted for any differences in terms or conditions that may affect the value of the instrument being valued. The valuation techniques used for Level 2 assets may include the use of models or other valuation techniques, but these methods are all based on observable market inputs.

The Company also has investments in certain derivative instruments, which are measured at fair value and classified within Level 3 of the fair value hierarchy.

Non-Recurring Fair Value Measurements

For certain other financial assets and liabilities, including restricted cash, accounts receivable, accounts payable and other current assets and liabilities, the carrying amounts approximate their fair value primarily due to the relatively short maturity of these balances. The Company also measures certain non-financial assets at fair value on a non-recurring basis, primarily goodwill, intangible assets and operating lease right-of-use assets, in connection with periodic evaluations for potential impairment.

Furthermore, the Company did not elect to apply the fair value option to specific assets or liabilities on a contract-by-contract basis. The Company did not have any transfers between Level 2 and Level 3 during the years ended December 30, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less, or highly liquid investments that are readily convertible into known amounts of cash, to be cash equivalents. The Company carries cash and cash equivalents at cost, which approximates fair value, and they are Level 1 under the fair value hierarchy.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist of trade receivables recorded at the time of invoicing of product sales, reduced by reserves for estimated bad debts and returns. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Credit is extended based on an evaluation of the customer's financial condition. Collateral is generally not required. The Company records an allowance for credit losses that it does not expect to collect based on relevant information, including historical experience, current conditions, and reasonable and supportable forecasts. Accounts are charged off against the allowance when the Company believes they are uncollectible. The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Based on the risk characteristics, the Company has identified U.S. and international customers as separate portfolios for both segments, and measures expected credit losses on such receivables using an aging methodology.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using a standard cost method, which approximates the first in, first out method, and includes material, labor and overhead costs. Inventory valuation adjustments are recorded for inventory items that have become excess or obsolete or are no longer used in current production and for inventory items that have a market price less than the carrying value in inventory. The Company generally determines inventory valuation adjustments based on an evaluation of the expected future use of its inventory on an item by item basis and applies historical obsolescence rates to estimate the loss on inventory expected to have a recovery value below cost. The Company also records other specific inventory valuation adjustments when it becomes aware of unique events or circumstances that result in an expected recovery value below cost. For inventory items that have been written down, the reduced value becomes the new cost basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives as follows:

	Useful Lives
Buildings and building improvements	7 to 39 years
Computer equipment and software	2 to 12 years
Demonstration units	2 to 3 years
Furniture and office equipment	2 to 15 years

	Useful Lives
Leasehold improvements...	Lesser of useful life or term of lease
Machinery, equipment and tooling..	3 to 20 years
Operating lease assets...	Lesser of useful life or term of lease
Transportation, vehicles and other..	1 to 20 years

Land is not depreciated and construction-in-progress is not depreciated until placed in service. Normal repair and maintenance costs are expensed as incurred, whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss on the sale or retirement is recognized in income.

Lessee Right-of-Use (ROU) Assets and Lease Liabilities

The Company determines if an arrangement contains a lease at inception. ROU assets represent the Company's right to use an asset underlying an operating lease for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from an operating lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company generally estimates the applicable discount rate used to determine the net present value of lease payments based on available information at the lease commencement date. Many of the Company's lessee agreements include options to extend the lease, which the Company does not include in its lease terms unless they are reasonably certain to be exercised. The Company utilizes a portfolio approach to account for the ROU assets and liabilities associated with certain equipment leases.

The Company has also made an accounting policy election not to separate lease and non-lease components for its real estate leases and to exclude short-term leases with a term of twelve months or less from its ROU assets and lease liabilities. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Intangible Assets

Intangible assets consist primarily of patents, trademarks, software development costs, customer relationships and acquired technology. Costs related to patents and trademarks, which include legal and application fees, are capitalized and amortized over the estimated useful lives using the straight-line method. Patent and trademark amortization commences once final approval of the patent or trademark has been obtained. Patent costs are amortized over the lesser of 10 years or the patent's remaining legal life, which assumes renewals, and trademark costs are amortized over 17 years, and their associated amortization cost is included in selling, general and administrative expense in the accompanying consolidated statements of operations. For intangibles purchased in an asset acquisition or business combination, which mainly include patents, trademarks, customer relationships and acquired technologies, the useful life is determined largely by valuation estimates of remaining economic life.

The Company's policy is to renew its patents and trademarks. Costs to renew patents and trademarks are capitalized and amortized over the remaining useful life of the intangible asset. The Company periodically evaluates the amortization period and carrying basis of patents and trademarks to determine whether any events or circumstances warrant a revised estimated useful life or reduction in value. Capitalized application costs are charged to operations when it is determined that the patent or trademark will not be obtained or is abandoned.

Software development costs are accounted for in accordance with ASC Topic 985-20, *Software - Costs of Software to be Sold, Leased, or Marketed*. Once technological feasibility has been established, qualifying costs incurred in development are capitalized until available for general release to customers, and subsequently reported at the lower of unamortized cost or net realizable value.

Intangibles purchased as part of an asset acquisition or business combination historically have included patents, trademarks, customer relationships, developed technologies and contractual licenses. In certain circumstances, the Company has also acquired non-compete agreements tied to certain employment relationships. The useful life for all of these is largely determined by valuation estimates of remaining economic life. In connection with the Sound United acquisition, the Company acquired certain trademarks/tradenames, which are intangible assets with indefinite useful lives. These brands are expected to maintain brand value for an indefinite period of time.

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill is not amortized, but instead is tested annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. In assessing goodwill impairment, the Company has the option to first assess the qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The Company has two reporting units, healthcare and non-healthcare. The Company's qualitative assessment of the recoverability of goodwill considers various macro-economic, industry-specific and Company-specific factors, including: (i) severe adverse industry or economic trends; (ii) significant Company-specific actions; (iii) current, historical or projected deterioration of the Company's financial performance; or (iv) a sustained decrease in the Company's market capitalization below its net book value. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, or if the Company elects to bypass the qualitative analysis, then the Company performs a quantitative analysis that compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, a goodwill impairment loss is recognized for the lesser of: (a) the amount that the carrying amount of such reporting unit exceeds its fair value; or (b) the amount of the goodwill allocated to such reporting unit. The annual impairment test is performed during the fourth fiscal quarter.

Similar to goodwill, indefinite-lived intangible assets are not amortized but instead are subject to annual impairment testing, unless circumstances dictate more frequent testing, if impairment indicators exist. Impairment for indefinite-lived assets exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. Determining whether impairment indicators exist and estimating the fair value of the Company's indefinite-lived intangible assets if necessary for impairment testing require significant judgment. Qualitative factors considered in this assessment include industry and market conditions, overall financial performance, and other relevant events and factors.

The Company reviews finite-lived intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Employee Defined Benefit Plans

The Company maintains noncontributory defined benefit plans that cover certain employees in certain international locations. The Company recognizes the funded status, or the difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive (loss) income. If the projected benefit obligation exceeds the fair value of plan assets, the difference or underfunded status represents the pension liability. The Company records a net periodic pension cost in the consolidated statement of operations. The liabilities and annual income or expense are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of asset return. The Company's accounting policy includes an annual re-measurement of pension assets and obligations. In addition, the Company re-measures pension assets and obligations for significant events, as of the nearest month-end date on the calendar. The fair values of plan assets are determined based on prevailing market prices. See Note 21, "Employee Benefits", for further details.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss and tax credit carryforwards. Tax positions that meet a more-likely-than-not recognition threshold are recognized in the first reporting period that it becomes more-likely-than-not such tax position will be sustained upon examination. A tax position that meets this more-likely-than-not recognition threshold is recorded at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and the Company's assumptions, or changes in the Company's assumptions in future periods, are recorded in the period they become known. The Company records potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

As a multinational corporation, the Company is subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from the Company's estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax assets when, in the judgment of management, it is more-likely-than-not that all or part of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including recent financial performance, scheduled reversals of temporary differences, projected future taxable income, availability of taxable income in carryback periods and tax planning strategies.

Income taxes are highly susceptible to changes from period to period, requiring management to make assumptions about the Company's future income over the lives of its deferred tax assets and the impact of changes in valuation allowances. Any difference in the assumptions, judgments and estimates mentioned above could result in changes to the Company's results of operations.

Revenue Recognition, Deferred Revenue and Other Contract Liabilities

The Company generally recognizes revenue following a single, principles-based five-step model to be applied to all contracts with customers and generally provides for the recognition of revenue in an amount that reflects the consideration to which the Company expects to be entitled, net of allowances for estimated returns, discounts or sales incentives, as well as taxes collected from customers that are remitted to government authorities when control over the promised goods or services are transferred to the customer.

Healthcare segment

While the majority of the Company's healthcare segment revenue contracts and transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, contract interpretation, judgment and analysis are required to determine the appropriate accounting, including: (i) the amount of the total consideration, as well as variable consideration, (ii) whether the arrangement contains an embedded lease, and if so, whether such embedded lease is a sales-type lease or an operating lease, (iii) the identification of the distinct performance obligations contained within the arrangement, (iv) how the arrangement consideration should be allocated to each performance obligation when multiple performance obligations exist, including the determination of standalone selling price, and (v) when to recognize revenue on the performance obligations. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition. Revenue from fixed lease payments related to equipment supplied under sales-type lease arrangements is recognized once control over the equipment is transferred to the customer, while revenue from fixed lease payments related to equipment supplied under operating-type lease arrangements is generally recognized on a straight-line basis over the term of the lease and variable lease payments are recognized as they occur.

The Company derives the majority of its healthcare segment revenue from four primary sources: (i) direct sales under deferred equipment agreements with end-user hospitals where the Company provides up-front monitoring equipment at no up-front charge in exchange for a multi-year sensor purchase commitment; (ii) other direct sales of noninvasive monitoring solutions to end-user hospitals, emergency medical response organizations and other direct customers; (iii) sales of noninvasive monitoring solutions to distributors who then typically resell to end-user hospitals, emergency medical response organizations and other customers; and (iv) sales of integrated circuit boards to OEM customers who incorporate the Company's embedded software technology into their multiparameter monitoring devices. Subject to customer credit considerations, the majority of such sales are made on open accounts using industry standard payment terms based on the geography within which the specific customer is located.

The Company enters into agreements to sell its monitoring solutions and services, sometimes as a part of arrangements with multiple performance obligations that include various combinations of product sales, equipment leases, software and services. In the case of contracts with multiple performance obligations, the authoritative guidance provides that the total consideration be allocated to each performance obligation on the basis of relative standalone selling prices. When a standalone selling price is not readily observable, the Company estimates the standalone selling price by considering multiple factors including, but not limited to, features and functionality of the product, geographies, type of customer, contractual prices pursuant to Group Purchasing Organization (GPO) contracts, the Company's pricing and discount practices, and other market conditions.

Sales under deferred equipment agreements are generally structured such that the Company agrees to provide certain monitoring-related equipment, software, installation, training and/or warranty support at no up-front charge in exchange for the customer's commitment to purchase sensors over the term of the agreement, which generally ranges from three years to six years. The Company allocates contract consideration under deferred equipment agreements containing fixed annual sensor purchase commitments to the underlying lease and non-lease components at contract inception. In determining whether any underlying lease components are related to a sales-type lease or an operating lease, the Company evaluates the customer's rights and ability to control the use of the underlying equipment throughout the contract term, including any equipment substitution rights retained by the Company, as well as the Company's expectations surrounding potential contract/lease extensions or renewals and the customer's likelihood to exercise any purchase options.

Beginning in 2022, for contracts that contain variable lease payments that are not dependent on an index or rate, the Company classifies as operating leases any lease components that would have otherwise been classified as sales-type leases that would result in a selling loss upon lease commencement. Revenue allocable to non-lease performance obligations is generally recognized as such non-lease performance obligations are satisfied. Revenue allocable to lease components under sales-type lease arrangements is generally recognized when control over the equipment is transferred to the customer. Revenue allocable to lease components under operating lease arrangements is generally recognized over the term of the operating lease. The Company generally does not expect to derive any significant value in excess of such asset's unamortized book value from equipment underlying its operating lease arrangements after the end of the agreement.

Revenue from the sale of products and software, to end-user hospitals, emergency medical response organizations, other direct customers, distributors and OEM customers, is recognized by the Company when control of such performance obligations transfers to the customer based upon the terms of the contract or underlying purchase order.

Revenue related to OEM rainbow® parameter software licenses is recognized by the Company upon the OEM's shipment of its product to its customer, as reported to the Company by the OEM.

The Company provides certain customers with various sales incentives that may take the form of discounts or rebates. The Company records estimates related to these programs as a reduction to revenue at the time of sale. In general, customers do not have a right of return for credit or refund. However, the Company allows returns under certain circumstances. At the end of each period, the Company estimates and accrues for these returns as a reduction to revenue. The Company estimates the revenue constraints related to these forms of variable consideration based on various factors, including expected purchasing volumes, prior sales and returns history, and specific contractual terms and limitations.

Non-healthcare segment

Non-healthcare segment revenue is related to hardware and embedded software that is integrated into final products that are manufactured and sold by the Company. Products and related software are accounted for as a single performance obligation and all intended functionality is available to the customer upon purchase. Non-healthcare segment revenue is recognized upon transfer of control of promised products or service to customers, which is either upon shipment or upon delivery to the customers, depending on delivery terms. The Company offers sales incentives and has customer programs consisting primarily of discounts and market development fund programs, and records them as contra revenue. Estimates for sales incentives are developed using the most likely amount and are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing these estimates, the Company also considers the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved and the Company's experience with similar contracts. Reductions in revenue related to discounts are allocated to products on a relative basis based on their respective standard selling price if there are undelivered products in a contract. Judgment is required to determine the timing and amount of recognition of marketing funds, which the Company estimates based on past practice of providing similar funds.

Payment terms and conditions vary among the Company's distribution channels although terms generally include a requirement of payment within 30 to 60 days of product shipment. Sales made directly to customers from the Company's website are paid at the time of product shipment. Prior to determining payment terms for each customer, an evaluation of such customer's credit risk is performed. Contractual allowances are an offset to accounts receivable.

Shipping and Handling Costs and Fees

All shipping and handling costs are expensed as incurred and are recorded as a component of cost of goods sold in the accompanying consolidated statements of operations. Charges for shipping and handling billed to customers are included as a component of revenue.

Taxes Collected From Customers and Remitted to Governmental Authorities

The Company's policy is to present revenue net of taxes collected from customers and remitted to governmental authorities.

Deferred Costs and Other Contract Assets

The costs of monitoring-related equipment provided to customers under operating lease arrangements within the Company's deferred equipment agreements are generally deferred and amortized to cost of goods sold over the life of the underlying contracts. Some of the Company's deferred equipment agreements also contain provisions for certain allowances to be made directly to the end-user hospital customer at the inception of the arrangement. These allowances are generally allocated to the lease and non-lease components and recognized as a reduction to revenue as the underlying performance obligations are satisfied.

The Company generally invoices its customers under deferred equipment agreements as sensors are provided to the customer. However, the Company may recognize revenue for certain non-lease performance obligations under deferred equipment agreements with fixed annual commitments at the time such performance obligations are satisfied and prior to the customer being invoiced. When this occurs, the Company records an unbilled contract receivable related to such revenue until the customer has been invoiced pursuant to the terms of the underlying deferred equipment agreement.

The incremental costs of obtaining a contract with a customer are capitalized and deferred if the Company expects such costs to be recoverable over the life of the contract and the contract term is greater than one year. Such deferred costs generally relate to certain incentive sales commissions earned by the Company's internal sales team in connection with the execution of deferred equipment agreements and are amortized to expense over the expected term of the underlying contract.

The Company recognizes non-healthcare royalty revenue associated with certain prepaid license arrangements. The Company recognizes non-healthcare revenue from the prepaid license arrangements based upon sales-based royalties when a subsequent sale occurs.

Warranty

The Company generally provides a warranty against defects in material and workmanship for a period ranging from six months to forty-eight months, depending on the product type. In traditional sales activities, including direct and OEM sales, the Company establishes an accrued liability for the estimated warranty costs at the time of revenue recognition, with a corresponding provision to cost of goods sold. Customers may also purchase extended warranty coverage or service level upgrades separately or as part of a deferred equipment agreement. Revenue related to extended warranty coverage and service level upgrades is generally recognized over the life of the contract, which reasonably approximates the period over which such services will be provided. The related extended warranty and service level upgrade costs are expensed as incurred.

Changes in the product warranty accrual were as follows:

	Year Ended					
(in millions)	December 30, 2023		December 31, 2022		January 1, 2022	
Product warranty accrual, beginning of period	$	10.6	$	2.5	$	2.7
Increase related to acquisition, net of reserve		—		8.4		—
Accrual for warranties issued		7.8		1.8		2.2
Changes in pre-existing warranties (including changes in estimates)		(7.5)		4.7		(1.4)
Settlements made		(2.3)		(6.8)		(1.0)
Product warranty accrual, end of period	$	8.6	$	10.6	$	2.5

Advertising Costs

Advertising costs are expensed as incurred. These costs are included in selling, general and administrative expense in the accompanying consolidated statements of operations. Advertising costs for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, were $61.4 million, $49.3 million, and $9.0 million, respectively. Advertising costs for the year ended December 31, 2022 has been adjusted due to an immaterial correction of an error from the previously reported amount of $12.3 million.

Research and Development

Costs related to research and development activities are expensed as incurred. These costs include personnel costs, materials, depreciation and amortization on associated tangible and intangible assets and an allocation of facility costs, all of which are directly related to research and development activities.

Litigation Costs and Contingencies

The Company records a charge equal to at least the minimum estimated liability for a loss contingency or litigation settlement when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. The determination of whether a loss contingency or litigation settlement is probable or reasonably possible involves a significant amount of management judgment, as does the estimation of the range of loss given the nature of contingencies. Liabilities related to litigation settlements with multiple elements are recorded based on the fair value of each element. Legal and other litigation related expenses are recognized as the services are provided. The Company records insurance and other indemnity recoveries for litigation expenses when both of the following conditions are met: (a) the recovery is probable, and (b) collectability is reasonably assured. Insurance recoveries are only recorded to the extent the litigation costs to which they relate have been incurred and recognized in the financial statements.

Foreign Currency Translation

The Company's international headquarters is in Switzerland, and its functional currency is the U.S. Dollar. The Company has many other foreign subsidiaries, and the largest transactions in foreign currency translations occur in the Japanese Yen, the British Pound, the Chinese Yuan and the European Euro.

The Company records certain revenues and expenses in foreign currencies. These revenues and expenses are translated into U.S. Dollars based on the average exchange rate for the reporting period. Assets and liabilities denominated in foreign currencies are translated into U.S. Dollars at the exchange rate in effect as of the balance sheet date. Translation gains and losses related to foreign currency assets and liabilities of a subsidiary that are denominated in the functional currency of such subsidiary are included as a component of accumulated other comprehensive (loss) income within the accompanying consolidated balance sheets. Realized and unrealized foreign currency gains and losses related to foreign currency assets and liabilities of the Company, or a subsidiary that are not denominated in the underlying functional currency are included as a component of non-operating income (loss) within the accompanying consolidated statements of operations.

Derivatives Instruments and Hedging Activities

The Company addresses market risk from changes in interest rates risks through risk management programs, which include the use of derivative instruments. The Company's exposure to a counterparty's credit risk is generally limited to the amounts of the net obligation to the counterparty. The Company established policies to enter into contracts only with major investment-grade financial institutions to mitigate such counterparty credit risk. The Company also established a policy to further monitor the counterparty risks throughout the life of the instruments. None of the derivative instruments currently held by the Company were entered into for speculative trading purposes.

All derivative financial instruments are recognized as either assets or liabilities at fair value in the consolidated balance sheets and are classified as short-term or long-term based on the tenor of the instrument. The Company has elected not to separate a derivative instrument into current and long-term portions. A derivative instrument whose fair value is a net liability is classified as current in total. A derivative instrument whose fair value is a net asset and whose current portion is an asset is classified as non-current in total. For a derivative instrument that meets the criteria to qualify for hedge accounting, the Company marks the fair value of the derivative instrument to market periodically through other comprehensive (loss) income. When the hedged items are recorded to income (loss), the associated deferred gains (losses) of the derivatives in accumulated other comprehensive (loss) income will be reclassified into earnings. Any fluctuation in the fair value of a derivative instrument that does not meet the criteria for hedge accounting is recorded to earnings (expense) in the period it occurs.

Comprehensive (Loss) Income

Comprehensive (loss) income includes foreign currency translation adjustments, changes to pension benefits, unrealized gains (losses) on cash flow hedges and any related tax benefits (expenses) that have been excluded from net income and reflected in stockholders' equity.

Net Income Per Share

A computation of basic and diluted net income per share is as follows:

	Year Ended		
(in millions, except per share amounts)	December 30, 2023	December 31, 2022	January 1, 2022
Net income..	$ 81.5	$ 143.5	$ 229.6
Basic net income per share:			
Weighted-average shares outstanding - basic.................................	52.8	53.6	55.2
Net income per basic share...	$ 1.54	$ 2.68	$ 4.16
Diluted net income per share:			
Weighted-average shares outstanding - basic.................................	52.8	53.6	55.2
Diluted share equivalents: stock options, RSUs and PSUs..............	1.3	1.6	2.5
Weighted-average shares outstanding - diluted...............................	54.1	55.2	57.7
Net income per diluted share..	$ 1.51	$ 2.60	$ 3.98

Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Net income per diluted share is computed by dividing the net income by the weighted-average number of shares and potential shares outstanding during the period, if the effect of potential shares is dilutive. Potential shares include incremental shares of stock issuable upon the exercise of stock options and the vesting of both restricted share units (RSUs) and performance stock units (PSUs). For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, weighted options to purchase 1.2 million, 0.8 million and 0.2 million shares of common stock, respectively, were outstanding but not included in the computation of diluted net income per share because the effect of including such shares would have been antidilutive in the applicable period. Certain RSUs were considered contingently issuable shares as their vesting is contingent upon the occurrence of certain future events. Since such events had not occurred and were not considered probable of occurring as of December 30, 2023, December 31, 2022 and January 1, 2022, 2.7 million weighted-average shares related to such RSUs have been excluded from the calculation of potential shares. For additional information with respect to these RSUs, please see "Employment and Severance Agreements" in Note 24, "Commitments and Contingencies".

Supplemental Cash Flow Information

Supplemental cash flow information includes the following:

	Year Ended		
(in millions)	December 30, 2023	December 31, 2022	January 1, 2022
Cash paid during the year for:			
Interest expense..	$ 51.0	$ 23.0	$ 0.3
Income taxes...	54.4	87.3	43.9
Operating lease liabilities...	22.4	17.2	7.3
Non-cash operating activities:			
ROU assets obtained in exchange for lease liabilities......................	$ 16.3	$ —	$ 6.0
Non-cash investing activities:			
Unpaid purchases of property and equipment.................................	$ 0.2	$ 3.8	$ —
Non-cash financing activities:			
Unsettled common stock proceeds from option exercises.................	$ —	$ —	$ 0.7

Supplemental cash flow information - (Continued):

(in millions)	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 163.0	$ 202.9	$ 745.3
Restricted cash	5.2	6.7	3.1
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 168.2	$ 209.6	$ 748.4

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements during for the fiscal year ended December 30, 2023.

Recently Announced Accounting Pronouncements

In July 2023, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) No. 2023-03, *Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock.* The new standard amends the FASB Codification for SEC paragraphs to SEC SAB 120, 2022 EITF Meeting and SAB Topic 6B. ASU No. 2023-03 is effective upon addition to the FASB Codification. ASU No. 2023-03 does not provide new guidance, and the Company does not expect it to have a material impact on its consolidated financial statements upon adoption.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The new standard is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted with retrospective application to all prior periods presented. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the expected impact of this standard on its consolidated financial statements upon adoption.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The new standard requires companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU No. 2023-09 is effective for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the expected impact of this standard, but does not expect it to have a material impact on its consolidated financial statements upon adoption.

3. Related Party Transactions

Willow Laboratories, Inc., (Willow), formerly known as Cercacor Laboratories, Inc., is an independent entity that was spun off from the Company to its stockholders in 1998. Joe Kiani, the Company's Chairman and Chief Executive Officer (CEO), is also the Chairman and CEO of Willow. Effective as of January 3, 2016, in connection with changes in the capital structure of Willow, the Company determined that Willow was no longer required to be consolidated. Although the Company believes that Willow continues to be considered a variable interest entity, the Company has determined that it is no longer the primary beneficiary of Willow as it does not have the power to direct the activities of Willow that most significantly impact Willow's economic performance and has no obligation to absorb Willow's losses.

The Company is a party to the following agreements with Willow:

• *Cross-Licensing Agreement* - The Company and Willow are parties to a cross-licensing agreement (Cross-Licensing Agreement), which governs each party's rights to certain intellectual property held by the two companies. The Company is subject to certain annual minimum aggregate royalty obligations for use of the rainbow® licensed technology. The current annual minimum royalty obligation is $5.0 million.

Aggregate liabilities payable to Willow arising under the Cross-Licensing Agreement were $19.2 million, $16.9 million and $13.5 million for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively. The Company had sales to Willow in the amount of $0.1 million, $0.2 million and $0.1 million for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

- *Administrative Services Agreement* - The Company is a party to an administrative services agreement with Willow (G&A Services Agreement), which governs certain general and administrative services that the Company provides to Willow. Amounts charged by the Company pursuant to the G&A Services Agreement were $0.5 million, $0.4 million and $0.3 million for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

- *Lease Agreement* - Effective December 2019, the Company entered into a lease agreement with Willow for approximately 34,000 square feet of office, research and development space at one of the Company's owned facilities in Irvine (Willow Lease). The term of the Willow Lease expires on December 31, 2024. The Company recognized approximately $1.2 million of lease income for each year ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Net amounts due to Willow were approximately $4.1 million and $3.8 million as of December 30, 2023 and December 31, 2022, respectively.

The Company's CEO is also the Chairman of the Masimo Foundation for Ethics, Innovation and Competition in Healthcare (Masimo Foundation), a non-profit organization that was founded in 2010 to provide a platform for encouraging ethics, innovation and competition in healthcare. In addition, the Company's Executive Vice President (EVP), Chief Financial Officer (CFO) serves as the Treasurer of the Masimo Foundation and the Company's EVP, General Counsel and Corporate Secretary serves as the Secretary for the Masimo Foundation. For each of the fiscal years ended December 30, 2023 and December 31, 2022, the Company made cash contributions of approximately $1.0 million to the Masimo Foundation. For the fiscal year ended January 1, 2022, the Company made no contributions to the Masimo Foundation. In addition, for each of the years ended December 30, 2023, December 31, 2022 and January 1, 2022, the Company made various in-kind contributions to the Masimo Foundation, mainly in the form of donated administrative services.

The Company's CEO is also a co-founder and a member of the board of directors of Like Minded Media Ventures (LMMV), a team of storytellers that create content focused in the areas of true stories, social causes and science. LMMV creates stories with a multi-platform strategy, bridging the gap between film, television, digital and social media. The Company entered into a marketing service agreement with LMMV for audiovisual production services promoting brand awareness, including television commercials and digital advertising, during the second quarter of 2020. During the fiscal years ended December 30, 2023 and December 31, 2022, the Company incurred $1.5 million and $1.4 million in marketing expenses to LMMV under the marketing service agreement, respectively. During the fiscal year ended January 1, 2022, the Company incurred no marketing expenses to LMMV under the marketing service agreement. At December 30, 2023 and December 31, 2022, there were no amounts due to LMMV for services rendered.

During the second quarter of 2021, the Company entered into a software license and professional services agreement with Like Minded Labs (LML), a subsidiary of LMMV. Pursuant to the software license agreement, LML granted the Company a perpetual, non-exclusive and fully paid-up right and license to integrate LML's software into the Company's products in exchange for a $3.0 million one-time license fee. Pursuant to the professional services agreement, LML will provide professional services to the Company, including the development of custom software intended to support the integration of the licensed software into the Company's products, as well as future support services upon the Company's acceptance of deliverables.

In July 2021, the Company entered into a patent purchase and option agreement with Vantrix Corporation (Vantrix), an acquiree of LML, for certain patents for $0.5 million, and the right to purchase two pools of additional patents from Vantrix for an exercise fee of up to $1.1 million. The agreements with LML and Vantrix include sublicensing provisions whereby the software and patents are licensed back to LML or Vantrix, respectively, for further advancement of the technologies.

The Company maintains an aircraft time share agreement, pursuant to which the Company has agreed from time to time to make its aircraft available to the Company's CEO for lease on a time-sharing basis. The Company charges the Company's CEO for personal use based on agreed upon reimbursement rates. During each of the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022, the Company charged the Company's CEO $0.1 million related to such reimbursements.

4. Inventories

Inventories consist of the following:

(in millions)	December 30, 2023		December 31, 2022	
Raw materials	$	229.7	$	209.9
Work-in-process		30.0		30.4
Finished goods		285.3		260.7
Total inventories	$	545.0	$	501.0

5. Other Current Assets

Other current assets consist of the following:

(in millions)	December 30, 2023		December 31, 2022	
Prepaid expenses	$	58.3	$	77.5
Lease receivable, current		30.2		28.5
Prepaid income taxes		29.3		12.4
Indirect taxes receivable		28.6		26.8
Contract assets, current		6.7		3.9
Prepaid rebates and royalties		4.8		3.7
Restricted cash[1]		3.0		2.4
Other current assets		7.5		3.6
Total other current assets	$	168.4	$	158.8

_____

[1]   Restricted cash includes funds received from the Bill and Melinda Gates Foundation. As the Company incurs costs associated with research and development related to this project, on a quarterly basis, the Company reclasses amounts from the grant to offset costs incurred.

6. Lease Receivable

For deferred equipment agreements that contain embedded operating leases, upon lease commencement, the Company defers and records the equipment cost of operating lease assets within property, plant and equipment, net of accumulated depreciation. These operating lease assets are subsequently amortized to cost of goods sold over the lease term on a straight-line basis.

For deferred equipment agreements that contain embedded sales-type leases, the Company recognizes lease revenue and costs, as well as a lease receivable, at the time the lease commences. Lease revenue related to both operating-type and sales-type leases for the years ended December 30, 2023 and December 31, 2022 was approximately $58.0 million and $52.0 million, respectively. Lease revenue for the year ended December 31, 2022 has been adjusted from the previously reported amount of $57 million to reflect the recategorization of certain system related revenue as non-lease revenue. Costs related to embedded sales-type leases within the Company's deferred equipment agreements are included in cost of goods sold.

Lease receivable from sales-type leases consists of the following:

(in millions)	December 30, 2023		December 31, 2022	
Lease receivable	$	101.9	$	101.8
Allowance for credit loss		(0.3)		(0.2)
Lease receivable, net		101.6		101.6
Less: current portion of lease receivable		(30.2)		(28.5)
Lease receivable, non-current	$	71.4	$	73.1

As of December 30, 2023, estimated future maturities of customer sales-type lease receivables and operating lease payments for each of the following fiscal years are as follows:

Fiscal year	Future Lease Receivables/Payments (in millions)	
	Sales-Type Leases	Operating Leases
2024	$ 30.2	$ 10.4
2025	25.0	9.3
2026	18.9	8.5
2027	13.6	6.9
2028	7.0	5.4
Thereafter	6.9	6.0
Total	$ 101.6	$ 46.5
Less: imputed interest[1]	—	
Present value of total lease payments	$ 101.6	

[1] The calculation of the rates implicit in the leases resulted in negative discount rates. Therefore, the Company as a lessor used a 0% discount rate to measure the net investment in the lease.

7. Deferred Costs and Other Contract Assets

Deferred costs and other contract assets consist of the following:

(in millions)	December 30, 2023	December 31, 2022
Deferred commissions	$ 21.8	$ 17.1
Prepaid contract allowances	17.0	13.7
Unbilled contract receivables	17.0	9.4
Deferred equipment agreements, net	1.5	1.7
Deferred costs and other contract assets	$ 57.3	$ 41.9

For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, deferred commission amortization expense was $5.8 million, $4.3 million and $3.2 million, respectively.

8. Property and Equipment, net

Property and equipment, net, consists of the following:

(in millions)	December 30, 2023	December 31, 2022
Machinery, equipment and tooling	$ 169.7	$ 149.4
Building and building improvements	151.0	151.0
Operating lease assets	92.2	50.2
Land	66.2	65.1
Computer equipment and software	45.5	42.1
Leasehold improvements	37.5	32.3
Transportation, vehicles and other	34.0	32.7
Furniture and office equipment	20.4	19.4
Demonstration units	11.1	11.2

Property and equipment, net, - (Continued):

(in millions)	December 30, 2023	December 31, 2022
Construction-in-progress (CIP)..	$ 59.2	$ 50.6
Total property and equipment...	686.8	604.0
Accumulated depreciation..	(262.4)	(201.5)
Property and equipment, net...	$ 424.4	$ 402.5

For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, depreciation expense of property and equipment was $43.9 million, $43.0 million and $25.3 million, respectively.

For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, depreciation expense of operating lease assets was $19.3 million, $4.4 million and $0.5 million, respectively.

For the years ended December 30, 2023 and December 31, 2022, $19.3 million and $4.3 million of equipment leased to customers was amortized to cost of goods sold, respectively. As of December 30, 2023 and December 31, 2022, accumulated amortization of equipment leased to customers was $1.5 million and $2.1 million, respectively.

The balance in CIP at December 30, 2023 and December 31, 2022, related primarily to the capitalized implementation costs related to a new enterprise resource planning software system, costs related to facility improvements, the expansion of certain key manufacturing facilities globally, machinery and equipment at the Company's corporate headquarters, as well as on-going development costs associated with a new research and development facility, the underlying assets for which have not been completed or placed into service.

On February 14, 2022, the Company's wholly owned subsidiary, Masimo Canada ULC, entered into a Purchase and Sale Agreement (Purchase Agreement) with Keltic (Prior) Development Limited Partnership (Vendor) for the purchase of a property in Vancouver, British Columbia, Canada for a purchase price of CAD123.0 million, plus GST (Purchase Price), subject to certain adjustments. The Company paid CAD21.0 million as a deposit towards the purchase during the year ended December 31, 2022. The balance of the Purchase Price will be due and payable upon the closing of the transaction, which is currently expected to occur in mid-2025.

9. Intangible Assets, net

Intangible assets, net, consist of the following:

(in millions)	December 30, 2023			As Adjusted, December 31, 2022[1]		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Customer relationships........................	$ 209.2	$ (31.5)	$ 177.7	$ 220.9	$ (19.3)	$ 201.6
Acquired technologies........................	174.7	(45.3)	129.4	185.3	(25.2)	160.1
Capitalized software development costs..	53.9	(15.2)	38.7	25.0	(2.9)	22.1
Licenses..	39.7	(7.4)	32.3	39.0	(4.4)	34.6
Patents..	39.2	(15.2)	24.0	35.2	(13.9)	21.3
Trademarks..	20.1	(7.4)	12.7	19.8	(5.8)	14.0
Licenses-related party........................	7.5	(6.7)	0.8	7.5	(6.3)	1.2
Non-compete agreements....................	6.3	(2.6)	3.7	6.3	(1.1)	5.2
Other...	1.7	(1.1)	0.6	1.6	(1.1)	0.5
Total intangible assets subject to amortization, net..............................	$ 552.3	$ (132.4)	$ 419.9	$ 540.6	$ (80.0)	$ 460.6

Intangible assets, net, - (Continued):

(in millions)	December 30, 2023			As Adjusted, December 31, 2022[1]		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets not subject to amortization:						
Trademarks......................................			$ 242.4			$ 262.0
Impairment charge.............................			(10.0)			—
Total trademarks...........................			232.4			262.0
Intangible assets, net....................			$ 652.3			$ 722.6

The following intangible assets reclassification adjustments were made as of September 30, 2023[1]:

(in millions)	As Adjusted, December 31, 2022			As Previously Filed, December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Capitalized software development costs......................................	$ 25.0	$ (2.9)	$ 22.1	$ 5.5	$ (2.9)	$ 2.6
Trademarks......................................	19.8	(5.8)	14.0	39.3	(5.8)	33.5

_____

[1] The Company recorded an immaterial reclassification adjustment between the intangible assets balances in Trademarks and Capitalized Software Development Costs in the amount of $19.5 million, for the year ended December 31, 2022. There was no impact on total intangible assets, net as for December 30, 2022. The adjusted balances were reflected in the Form 10-Q for the quarter ended September 30, 2023, filed with the SEC November 8, 2023.

Finite lived intangible assets have a weighted-average amortization period ranging from twelve years to fourteen years.

Total amortization expense for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, was $54.4 million, $39.8 million and $10.3 million, respectively.

Total unamortized capitalized software development costs for the years ended December 30, 2023 was $11.9 million. There was no unamortized capitalized software development costs for the year ended December 31, 2022.

The total costs of patents not yet amortizing for the years ended December 30, 2023 and December 31, 2022, was $12.1 million and $10.6 million, respectively.

The total costs of trademarks not yet amortizing for the years ended December 30, 2023 and December 31, 2022, was $1.0 million and $1.1 million, respectively.

Total renewal costs capitalized for patents and trademarks for the years ended December 30, 2023 and December 31, 2022 were $1.0 million and $1.2 million, respectively. As of December 30, 2023, the weighted-average number of years until the next renewal was two years for patents and six years for trademarks.

Estimated amortization expense for each of the next fiscal years is as follows:

Fiscal year	Amount (in millions)
2024..	$ 53.7
2025..	51.0
2026..	40.1
2027..	39.2
2028..	39.0
Thereafter...	196.9
Total..	$ 419.9

Indefinite-lived intangible assets are subject to annual impairment testing, unless circumstances dictate more frequent testing, if impairment indicators exist.

In the third quarter of 2023, declines in the Company's stock price and certain worsening macro-economic market conditions, including continued slowing in demand for consumer audio products, contributed to a significant decline in the Company's market capitalization, which led the Company to conclude a trigger event had occurred. As a result, the Company performed a quantitative impairment assessment, which resulted in recording a $7.0 million impairment charge for indefinite-lived trademarks in the non-healthcare reporting unit. In conjunction with this third quarter interim impairment quantitative assessment, the Company concluded that both the healthcare reporting unit's and non-healthcare reporting unit's respective estimated fair values exceeded their carrying values. Furthermore, recoverability tests performed for other long-lived assets with finite lives indicated no recoverability issues.

During the fourth quarter of 2023, the Company performed its annual impairment analysis by first electing to complete a qualitative assessment of its indefinite-lived intangible assets. Based on this assessment, the Company determined it was not more likely than not that the fair value of the indefinite lived intangibles within the non-healthcare reporting unit exceeded their carrying values. Accordingly, the Company proceeded to perform a quantitative impairment assessment, which resulted in recording a $3.0 million impairment charge for indefinite-lived trademarks. For purposes of the impairment test, the fair value of indefinite-lived assets were determined using the same methodology as described in Note 18, "Business Combinations." The estimates and assumptions applied represent a Level 3 measurement because they are supported by limited or no market activity and reflect the Company's assumptions in measuring fair value.

During the fourth quarter of 2023, the Company performed its annual goodwill impairment analysis by first electing to complete a qualitative assessment for its healthcare and non-healthcare reporting units. Based on this assessment, the Company concluded that it was more likely than not that the fair value of the healthcare reporting unit was greater than its carrying value. Accordingly, no further testing was required for the healthcare reporting unit. However, the Company concluded that it was not more likely than not that the fair value of the non-healthcare reporting unit was greater than its carrying value. Therefore, the Company proceeded to perform a quantitative assessment for its non-healthcare reporting unit.

When a quantitative assessment is required for the impairment test for goodwill, the Company uses a combination of both an income and a market approach to determine the fair value of the reporting unit. The income approach utilized the estimated discounted cash flows for the reporting unit, while the market approach utilized comparable company information. Estimates and assumptions used in the income approach to calculate projected future discounted cash flows included revenue growth rates, operating margins and a discount rate for the reporting unit. Discount rates were determined using a weighted average cost of capital for risk factors specific to the reporting unit and other market and industry data. The assumptions used are inherently subject to uncertainty and the Company noted that slight changes in these assumptions could have a significant impact on the concluded value.

The estimates and assumptions applied represent a Level 3 measurement because they are supported by limited or no market activity and reflect the Company's assumptions in measuring fair value.

10. Goodwill

Changes in goodwill were as follows:

(in millions)	December 30, 2023		
	Healthcare	Non-healthcare	Total
Goodwill, beginning of period	$ 97.6	$ 347.8	$ 445.4
Adjustments to goodwill from purchase price allocation[1]	—	(18.2)	(18.2)
Foreign currency translation adjustment	1.0	(20.5)	(19.5)
Goodwill, end of period	$ 98.6	$ 309.1	$ 407.7

	December 31, 2022		
(in millions)	Healthcare	Non-healthcare	Total
Goodwill, beginning of period	$ 100.3	$ —	$ 100.3
Increase from business combinations	—	347.8	347.8
Foreign currency translation adjustment	(2.7)	—	(2.7)
Goodwill, end of period	$ 97.6	$ 347.8	$ 445.4

(1) Includes an immaterial correction of an error to the final purchase price allocation from the Sound United acquisition, which resulted in a reduction of goodwill of $7.8 million. See Note 18 "Business Combinations" for further details.

11. Lessee ROU Assets and Lease Liabilities

The Company leases certain facilities in North and South America, Europe, the Middle East and Asia-Pacific regions under operating lease agreements expiring at various dates through January 2032. In addition, the Company leases equipment in the U.S. and Europe pursuant to leases that are classified as operating leases and expire at various dates through November 2028. The majority of these leases are non-cancellable and generally do not contain any material restrictive covenants, material residual value guarantees, or other material guarantees. The Company recognizes lease costs under these agreements using a straight-line method based on total lease payments. Certain facility leases contain predetermined price escalations and in some cases renewal options, the longest of which is for five years.

The Company generally estimates the applicable discount rate used to determine the net present value of lease payments based on available information at the lease commencement date. As of December 30, 2023, the weighted-average discount rate used by the Company for all operating leases was approximately 4.1%.The balance sheet classifications for amounts related to the Company's operating leases for which it is the lessee are as follows:

(in millions)	Balance Sheet Classification	December 30, 2023	December 31, 2022
Lessee ROU assets	Other non-current assets	$ 59.1	$ 69.6
Lessee current lease liabilities	Other current liabilities	18.2	18.7
Lessee non-current lease liabilities.	Other non-current liabilities	45.8	53.4
Total operating lease liabilities		$ 64.0	$ 72.1

For the years ended December 30, 2023 and December 31, 2022, accumulated amortization for lessee ROU assets was $48.9 million and $36.6 million, respectively. The weighted-average remaining lease term for the Company's operating leases was 5.6 years as of December 30, 2023.

As of December 30, 2023, estimated future operating lease payments for each of the following fiscal years were as follows:

Fiscal year	Amount (in millions)
2024	$ 19.2
2025	15.3
2026	10.9
2027	6.6
2028	5.7
Thereafter[1]	17.8
Total	75.5
Imputed interest	(11.5)
Present value	$ 64.0

(1) Includes optional renewal period for certain leases.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, the Company's operating lease costs were approximately $22.7 million, $18.0 million and $8.2 million, respectively.

12. Other Non-Current Assets

Other non-current assets consist of the following:

(in millions)	December 30, 2023	December 31, 2022
Lessee ROU assets, net	$ 59.1	$ 69.6
Derivative assets - non-current[1]	11.4	19.3
Prepaid deposits and other	6.4	5.8
Strategic investments	7.2	13.8
Equity investments - fair value	2.7	—
Restricted cash[2]	2.2	5.2
Other non-current assets	0.3	0.3
Total non-current assets	$ 89.3	$ 114.0

_____

[1]   Excludes accrued interest.

[2]   Restricted cash includes cash held in certain subsidiaries such as China, that may be subject to transfer restrictions depending on jurisdictions.

13. Deferred Revenue and Other Contract Liabilities, Current

Deferred revenue and other contract liabilities consist of the following:

(in millions)	December 30, 2023	December 31, 2022
Deferred revenue	$ 63.8	$ 61.0
Accrued rebates and allowances	37.5	38.5
Accrued customer reimbursements	12.4	6.1
Total deferred revenue and other contract liabilities	113.7	105.6
Less: Non-current portion of deferred revenue	(26.4)	(25.0)
Deferred revenue and other contract liabilities, current	$ 87.3	$ 80.6

Deferred revenue relates to contracted amounts that have been invoiced to customers for which remaining performance obligations must be completed before the Company can recognize revenue. Generally, both healthcare and non-healthcare segments record deferred revenue when revenue is to be recognized subsequent to invoicing.

Healthcare Deferred Revenue

Healthcare deferred revenue primarily relates to undelivered equipment, sensors and services under deferred equipment agreements, extended warranty agreements and maintenance agreements. Expected revenue from remaining contractual performance obligations (Unrecognized Contract Revenue) includes deferred revenue, as well as other amounts that will be invoiced and recognized as revenue in future periods when the Company completes its performance obligations. Unrecognized Contract Revenue excludes revenue allocable to monitoring-related equipment that is effectively leased to customers under deferred equipment agreements and other contractual obligations for which neither party has performed. The estimated timing of this revenue is based, in part, on management's estimates and assumptions about when its performance obligations will be completed. As a result, the actual timing of this revenue in future periods may vary, possibly materially. As of December 30, 2023, the Company had approximately $1,497.2 million of Unrecognized Contract Revenue related to executed contracts with an original duration of one year or more. The Company expects to recognize approximately $380.9 million of this amount as revenue within the next twelve months and the remaining balance thereafter.

Non-Healthcare Deferred Revenue

In October 2020, the Company's subsidiary, B&W Group Ltd. (B&W), entered into an amendment to a licensing agreement, whereby B&W received a $20.0 million royalty prepayment in relation to sound system units manufactured under the Bowers & Wilkins brand for various high-end car manufacturers with a total commitment of $35.0 million to be received by September 30, 2028. As of December 30, 2023, deferred revenue was $15.3 million.

Changes in deferred revenue for the year ended December 30, 2023 were as follows:

(in millions)	December 30, 2023
Deferred revenue, beginning of the period	$ 61.0
Revenue deferred during the period	28.3
Recognition of revenue deferred in prior periods	(25.5)
Deferred revenue, end of the period	$ 63.8

14. Other Current Liabilities

Other current liabilities consist of the following:

(in millions)	December 30, 2023	December 31, 2022
Current portion of long-term debt	$ 34.3	$ 15.1
Accrued expenses	26.3	39.9
Accrued indirect taxes payable	23.9	28.2
Lessee lease liabilities, current	18.2	18.7
Income tax payable	16.1	32.1
Accrued property taxes	10.2	12.1
Accrued legal fees	9.9	11.4
Accrued warranty	8.6	10.6
Other current liabilities	6.7	6.1
Related party payables	4.2	4.0
Accrued donations	4.0	5.1
Total other current liabilities	$ 162.4	$ 183.3

15. Debt

(in millions)	December 30, 2023	December 31, 2022
Japanese loans - current portion	$ 23.0	$ 7.6
Term loan - current portion	11.3	7.5
Short-term debt	34.3	15.1
Revolver - long-term	591.5	651.0
Term loan - long-term	271.4	278.9
Japanese loans - long-term	8.8	11.7
Long-term debt	871.7	941.6
Total debt	$ 906.0	$ 956.7

Prior Credit Facility

Until April 11, 2022, the Company maintained a credit agreement (Prior Credit Facility) with JPMorgan Chase Bank, N.A., as the Administrative Agent and a Lender, and Bank of the West, a Lender (collectively, the Lenders). The Prior Credit Facility provided for up to $150.0 million of unsecured borrowings, with an option, subject to certain conditions, for the Company to increase the aggregate borrowing capacity up to $550.0 million in the future with the Lenders and additional lenders, as required. The Prior Credit Facility also provided for a sublimit of up to $25.0 million for the issuance of letters of credit and a sublimit of $75.0 million for borrowings in specified foreign currencies.

On April 11, 2022, the Company paid off all obligations owing under the Prior Credit Facility, and terminated it. As a result of the repayment, the Company expensed $0.1 million of previously capitalized debt issuance costs.

Credit Facility

On April 11, 2022, the Company entered into a credit agreement (Credit Facility) with financial institutions party thereto as initial lenders (collectively, the Initial Lenders), Citibank, N.A., as Administrative Agent, Citibank, N.A., JPMorgan Chase Bank, N.A., Bank of the West and BofA Securities, Inc., as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A., Bank of the West and BofA Securities, Inc., as co-syndication agents.

The Credit Facility provides for an unsecured term loan of $300.0 million (Term Loan) and $500.0 million of ongoing unsecured revolving commitments (Revolver), with an option, subject to certain conditions, for the Company to increase the aggregate borrowing capacity by an additional $400.0 million (plus additional unlimited amounts if certain incurrence tests are met) in the future with the Initial Lenders and additional lenders, as required. Debt issuance costs of $8.4 million were recorded as a reduction to the carrying amount of the Credit Facility and are being amortized to interest expense using the effective interest method.

The Credit Facility also provides for a sublimit of up to $50.0 million for the issuance of letters of credit.

Borrowings under the Credit Facility will be deemed, at the Company's election, either: (a) an Alternate Base Rate (ABR) Loan, which bears interest at the ABR, plus a spread of 0.000% to 0.750% based upon a Company leverage ratio, or (b) a Term SOFR Loan, which bears interest at the Adjusted Term SOFR Rate (as defined below), plus a spread of 1.000% to 1.750% based upon a Company net leverage ratio. Pursuant to the terms of the Credit Facility, the ABR is equal to the greatest of (i) the prime rate, (ii) the Federal Reserve Bank of New York effective rate plus 0.50%, and (iii) the one-month Adjusted Term SOFR plus 1.0%. The Adjusted Term SOFR Rate is equal to the Term SOFR Rate (as defined in the Credit Facility) for the applicable interest period plus a spread adjustment of 0.10%, 0.15% and 0.25% for the interest periods ending one, three and six months, respectively.

The Company is also obligated under the Credit Facility to pay an unused fee ranging from 0.150% to 0.275% per annum, based upon a Company leverage ratio, with respect to any non-utilized portion of the Credit Facility.

The Company is subject to certain covenants, including financial covenants related to a net leverage ratio and an interest charge coverage ratio, and other customary negative covenants. The Credit Facility also includes customary events of default which, upon the occurrence of any such event of default, provide the Initial Lenders (and any additional lenders) with the right to take either or both of the following actions: (a) immediately terminate the commitments, and (b) declare the loans then outstanding immediately due and payable in full. All unpaid principal under the Credit Facility will become due and payable on April 12, 2027.

On May 16, 2022, the Company entered into the First Amendment to the Credit Agreement (First Amendment) with the Initial Lenders and Citibank, N.A., as the administrative agent, which amended the Credit Facility. The First Amendment provides for an additional $205 million of unsecured revolving commitments, increasing the aggregate amount of the Revolver from $500 million to $705 million.

Borrowing rates, financial covenants, affirmative and negative covenants and other restricted terms remain unchanged from the Credit Facility. All unpaid principal under the First Amendment will become due and payable on April 12, 2027. The Company was in full compliance with all covenants contained in its debt agreements and Credit Facility at December 30, 2023.

For the years ended December 30, 2023 and December 31, 2022, the Company incurred total interest expense of $47.0 million and $23.7 million, under the Credit Facility, respectively. For the year ended January 1, 2022, the Company did not incur any interest expense under the Credit Facility.

Furthermore, in connection with the Sound United acquisition, the Company assumed three outstanding loans as follows:

Japanese Revolving Loan

In March 2020, the Company entered into a secured revolving loan (Japanese Revolving Loan) with Mizuho bank, which allows the Company to borrow up to ¥800 million (approximately $5.7 million). The Japanese Revolving Loan is an evergreen agreement that terminates upon request by either the financial institution or the borrower and is collateralized with land and buildings in Shirakawa-Shi owned by the borrower. The carrying value collateralized assets was approximately $11.4 million as of December 30, 2023. Interest accrues at a rate equal to the Mizuho Tokyo Interbank Offered Rate (TIBOR) plus a fixed spread of 0.50% per annum. In connection with the execution of the Japanese Revolving Loan, the Company incurred debt issuance costs of ¥7.2 million (approximately $0.1 million).

On February 28, 2023, the Company and Mizuho Bank executed an amendment to the Japanese Revolving Loan, to increase the maximum aggregate revolving loan to ¥3.00 billion (approximately $21.3 million). Under the amendment, the facility accrues interest at a rate equal to the TIBOR plus a fixed spread of 0.75% per annum. The Company also paid an upfront fee of ¥22.0 million (approximately $0.2 million) on the incremental amount of the revolving Credit Facility.

The Japanese Revolving Loan agreement contains customary affirmative and negative covenants, such as financial reporting requirements and customary covenants that restrict the borrower's ability to, among other things, provide collateral for obligations borne by the borrower, and determine the eligibility to declare, and amount of potential dividends to be paid during a given fiscal year. As of December 30, 2023, the Company was in compliance with all covenants under the Japanese Revolving Loan agreements.

Japanese Government Loans

In May and June 2020, the Company received ¥1.48 billion (approximately $10.5 million) in non-collateralized Japanese Government Loan facilities (Japanese Government Loans) as part of its local Japanese stimulus program. Interest accrues at a weighted-average rate of 1.33% and is repayable in installments with various maturities through June 2035. The non-current portion of the Japanese Government Loans is presented under long-term debt and the current portion is presented under short-term debt on the accompanying consolidated balance sheets. The Company incurred no debt issuance costs in connection with the Japanese Government Loans.

Japanese Equipment Loans

In April and May 2021, the Company entered into collateralized Japanese Equipment Loans of ¥150 million (approximately $1.1 million), payable in installments through March 2031 with an interest of 0.58%, and ¥80 million (approximately $0.6 million) payable in installments through April 2028 with interest of 1.2%. The non-current portion of the Japanese Equipment Loans is presented under long-term debt and the current portion is presented under short-term debt on the accompanying consolidated balance sheets. The Company incurred no debt issuance costs in connection with these Japanese Equipment Loans.

As of December 30, 2023, the aggregate maturities of principal on all debt for each of the next five years and thereafter are as follows:

Fiscal year	Amount (in millions)	
2024	$	34.3
2025		16.7
2026		16.7
2027		834.6
2028		1.1
Thereafter		2.6
Total	$	906.0

16. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

(in millions)	December 30, 2023	December 31, 2022
Lessee non-current lease liabilities	$ 45.8	$ 53.4
Deferred revenue, non-current	26.4	25.0
Unrecognized tax benefits	24.4	18.0
Projected benefit obligation	9.5	10.1
Indirect tax payable, non-current	8.4	8.2
Income tax payable, non-current	7.1	12.7
Other	7.9	9.1
Total other non-current liabilities	$ 129.5	$ 136.5

Unrecognized tax benefits relate to the Company's long-term portion of tax liability associated with uncertain tax positions. Authoritative guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. See Note 23, "Income Taxes", for further details.

17. Derivative Instruments and Hedging Activities

Derivative Instruments - Cash Flow Hedges

The Company's cash flow hedges are designed to mitigate the risk of exposure to variability in expected future cash flows of recognized assets, liabilities or any unrecognized forecasted transactions. Since July 2022, the Company has entered into various interest rate swaps that are designated as cash flow hedges on a substantial portion of the Company's outstanding debt. The interest rate swaps reduce the variability of cash flow payments for the Company by converting the variable interest rate on the Company's long-term debt to an average fixed interest rate of 3.14%. These contracts, carried at fair value, have maturities of approximately three years. All hedging relationships were highly effective at achieving offsetting changes in cash flows attributable to the risk being hedged. The Company used a regression analysis at hedge inception to assess the effectiveness of cash flow hedge and periodically thereafter.

The Company records gains and losses from the changes in the fair value of these instruments as a component of other comprehensive (loss) income. Deferred gains or losses from these designated cash flow hedges are reclassified into earnings in the period that the hedged items affect earnings. The Company does not offset fair value amounts recognized for derivative instruments in its consolidated balance sheets for presentation purposes. The following table summarizes the fair value of the hedging instruments, presented on a gross basis, as of December 30, 2023 and December 31, 2022.

(in millions)	Balance Sheet Classification	Consolidated Balance Sheets	
		December 30, 2023	December 31, 2022
Interest rate contracts, inclusive of accrued interest	Other non-current assets	$ 11.6	$ 19.7
Interest rate contracts, inclusive of accrued interest	Other non-current liabilities	(3.6)	—
Total		$ 8.0	$ 19.7

The following table summarizes the gains (losses) reclassified from accumulated other comprehensive (loss) income to the consolidated financial statements for the year ended December 30, 2023.

(in millions)	Location of Gain (Loss)	Consolidated Statement of Operations		
		December 30, 2023	December 31, 2022	January 1, 2022
Cash flow hedges - interest rate contracts	Non-operating (loss) income	$ 14.9	$ 0.7	$ —
Total		$ 14.9	$ 0.7	$ —

The following tables summarize the changes in accumulated other comprehensive (loss) income related to the hedging instruments:

(in millions)	December 30, 2023	December 31, 2022
Beginning balance	$ 19.3	$ —
Amount recognized in other comprehensive income	3.4	20.0
Amount reclassified into earnings	(14.9)	(0.7)
Ending balance	$ 7.8	$ 19.3

For the year ended December 30, 2023 and December 31, 2022, the unrealized (loss) gain, net of tax was $(8.8) million and $14.7 million, respectively.

The Company expects to reclassify a net amount of gains of $10.6 million from accumulated other comprehensive (loss) income gain to non-operating income (loss) within the next 12 months.

18. Business Combinations

Sound United Acquisition

On April 11, 2022, the Company completed the previously announced acquisition of Sound United, pursuant to a Merger Agreement dated as of February 15, 2022, by and among the Company, Sonic Boom Acquisition Corp., a wholly-owned subsidiary of the Company (Merger Sub), Viper Holdings Corporation (Sound United), and, solely in its capacity as the Seller Representative, Viper Holdings, LLC, pursuant to which Merger Sub merged with and into Sound United, with Sound United continuing as a wholly-owned subsidiary of the Company (Merger).

Sound United is a leading innovator of premium, high-performance audio products for consumers around the world, which operates iconic consumer brands: Bowers & Wilkins®, Denon™, Marantz™, HEOS™, Classé™, Polk Audio™, Boston Acoustics™ and Definitive Technology™. The brands are linked by a commitment to the highest production standards and a focus on unparalleled audio quality and audio performance. Sound United delivers significant competitive benefits through its platform advantages, including global distribution across online, retail, and custom installation channels; a cloud-connected home ecosystem; and a state-of-the-art research and development function focused on creating the highest-quality consumer products with world-class industrial design.

The Company acquired 100% of the equity interests of Sound United for $1.0575 billion in cash, subject to adjustments based on Sound United's net working capital, transaction expenses, cash and debt as of the closing of the Merger, payable by the Company in cash. The transaction was primarily funded with the proceeds from the Credit Facility. See Note 15, "Debt", for additional information about the Credit Facility. There was no contingent consideration resulting from the transaction.

The results of operations of Sound United subsequent to the acquisition date and the acquired assets and assumed liabilities, including the allocation of goodwill and intangible assets, are included in the non-healthcare segment. For the period of April 11, 2022 to December 30, 2022, the Company recorded revenue of $694.9 million and a net loss of $38.6 million from Sound United. For the period of January 1, 2023 to December 30, 2023, the Company recorded revenue of $771.1 million and a net loss of $20.9 million from Sound United.

Acquisition Costs

The Company recognized transaction costs related to the Sound United acquisition of $16.6 million for the year ended December 31, 2022. The Company recognized no transaction costs related to the Sound United acquisition for the year ended December 30, 2023.

Purchase Price Allocations

The purchase price allocation for the Sound United acquisition is final. Goodwill was calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired in a business combination and represents the future economic benefits expected to arise from intangible assets acquired that do not qualify for separate recognition, including the assembled workforce. Goodwill is not expected to be deductible for tax purposes.

The measurement period adjustments resulted primarily from valuation inputs pertaining to certain acquired assets based on facts and circumstances that existed as of the acquisition date and did not result from events subsequent to the acquisition date.

The table below summarizes the final allocation of fair value of assets acquired and liabilities assumed.

(in millions)		Sound United
Cash consideration	$	1,057.5
Purchase price	$	1,057.5
Assets acquired:		
Cash and cash equivalents	$	82.6
Accounts receivables		108.5
Inventories		238.6
Prepaid expenses and other current assets		30.0
Property, plant and equipment		113.2
Intangible assets		649.0
Goodwill[1]		318.0
Long-term other assets		7.4
Total assets acquired	$	1,547.3
Liabilities assumed:		
Accounts payable	$	(118.8)
Accrued liabilities and other current liabilities		(148.9)
Deferred tax liabilities[1]		(145.1)
Other long-term liabilities		(77.0)
Total liabilities assumed	$	(489.8)

_____

[1]   Includes an immaterial correction of an error to the final purchase price allocation from the Sound United acquisition, which resulted in a reduction to both goodwill and deferred tax liabilities of $7.8 million.

Identifiable Intangible Assets

The following table sets forth the components of identifiable intangible assets acquired and the weighted average amortization period as of the acquisition date:

	Weighted average amortization period (in years)	April 11, 2022 (in millions)
Trademarks/tradenames	10	$ 6.0
Customer relationships	17	196.0
Developed technology	8	156.0
Contractual license agreements	15	29.0
Subtotal	14 years	$ 387.0
Indefinite trademarks/tradenames	N/A	262.0
Total		$ 649.0

In determining the fair value of the identifiable intangible assets, the Company utilized various forms of the income approach, depending on the asset being valued. The estimation of fair value requires significant judgment related to cash flow forecasts, discount rates reflecting the risk inherent in each cash flow stream, competitive trends, market comparables and other factors. Other inputs included historical data, current and anticipated market conditions, and growth rates. Contractual license agreements have a weighted-average amortization period of five years until the next renewal term.

The intangible assets were valued using the following valuation approaches:

Customer relationships

The fair value of customer relationships was determined using the multi-period excess earnings method. The multi-period excess earnings method involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets and then discounting the resulting net cash flows to a present value using an appropriate discount rate.

Trademarks/tradenames

The fair values of the trademark/tradenames were determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes, and discounting the resulting net cash flows to a present value using an appropriate discount rate. Judgment was applied for a number of assumptions in valuing the identified intangible assets, including revenue and cash flow forecasts, survival rates, technology life, royalty rate, obsolescence and discount rate.

Developed technology

The fair values of the developed technology were determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes, and discounting the resulting net cash flows to a present value using an appropriate discount rate. Judgment was applied for a number of assumptions in valuing the identified intangible assets, including revenue and cash flow forecasts, survival rates, technology life, royalty rate, obsolescence and discount rate.

Contractual licensing agreements

The fair value of the contractual license agreements was determined using a variation of the multi-period excess earnings method. This method involves forecasting the net earnings expected to be generated by the asset and then discounting the resulting net cash flows to a present value using an appropriate discount rate.

Unaudited pro forma financial information

The supplemental pro forma financial information has been prepared using the acquisition method of accounting and is based on the historical financial information of Masimo and Sound United, assuming the transaction occurred on January 1, 2021. The supplemental pro forma financial information does not necessarily represent what the combined companies' revenue or results of operations would have been had the acquisition of Sound United been completed on January 1, 2021, nor is it intended to be a projection of future operating results of the combined company. It also does not reflect any operating efficiencies or potential cost savings that might be achieved from synergies of combining Masimo and Sound United.

The unaudited supplemental pro forma financial information has been calculated after applying Masimo's accounting policies and adjusting the results of the combined Company to reflect incremental amortization and depreciation expense resulting from the fair value adjustments for acquired intangible assets, inventory, property, plant and equipment as well as the net decrease to interest expense resulting from the elimination of the historical interest expense on Sound United's debt that was paid off at closing partially offset by incremental interest expense resulting from the external debt borrowed by Masimo to fund the acquisition, and the corresponding income tax impact of these adjustments.

Also, during the year ended December 31, 2022, Masimo and Sound United incurred $22.4 million and $41.1 million of acquisition-related costs, respectively. The acquisition related integration expenses incurred by Masimo are included in selling, general and administrative, in the Company's consolidated statements of comprehensive income for the twelve months ended December 30, 2023.

There are no other material non-recurring pro forma adjustments directly attributable to the Sound United Acquisition included in the reported pro forma revenue and pro forma net income.

| | Twelve Months Ended | | |
| | December 30, 2023 | December 31, 2022 | January 1, 2022 |
(in millions)	Actual	Pro forma	Pro forma
Net revenue	$ 2,048.1	$ 2,293.4	$ 2,187.4
Net income	$ 81.5	$ 181.8	$ 126.2

19. Equity

Series A Junior Participating Preferred Stock and Stockholder Rights Plan

In September 2022, the Company authorized and declared a dividend of one preferred stock purchase right (Right) for each outstanding share of its common stock to stockholders of record at the close of business on September 20, 2022 (the Record Date) pursuant to a Rights Agreement, dated as of September 9, 2022 (Rights Agreement),with Broadridge Corporate Issuer Solutions, Inc. as Rights Agent. In addition, one Right was issued with each share of common stock that became outstanding after the Record Date. Each Right entitled the registered holder to purchase from the Company one thousandth of one share of the Company's Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to $1,000.00 per Right, subject to adjustment. Generally, the Rights were to become exercisable in the event any person or group of affiliated or associated persons acquires beneficial ownership of 10% (20% in the case of a passive institutional investor), subject to certain exceptions.

On March 22, 2023, the Company and the Rights Agent entered into an amendment (Rights Agreement Amendment) to the Rights Agreement. The Rights Agreement Amendment accelerated the expiration of the Rights to 5:00 P.M., New York time, on March 22, 2023, and the Rights Agreement terminated at such time. At the time of the termination of the Rights Agreement, all Rights distributed to holders of the Company's common stock pursuant to the Rights Agreement expired.

Stock Repurchase Programs

In October 2021, the Board approved a stock repurchase program, authorizing the Company to purchase up to 3.0 million shares of its common stock over a period of up to three years (2021 Repurchase Program). The 2021 Repurchase Program became effective in October 2021 upon the expiration of the Company's prior repurchase program approved in 2018. The 2021 Repurchase Program was completed in May 2022.

In June 2022, the Board approved a stock repurchase program, authorizing the Company to purchase up to 5.0 million shares of its common stock on or before December 31, 2027 (2022 Repurchase Program). The 2022 Repurchase Program became effective in July 2022. The Company expects to fund the 2022 Repurchase Program through its available cash, cash expected to be generated from future operations, the Credit Facility and other potential sources of capital. The 2022 Repurchase Program can be carried out at the discretion of a committee comprised of the Company's CEO and CFO through open market purchases, one or more Rule 10b5-1 trading plans, block trades and privately negotiated transactions. No shares were repurchased pursuant to the 2022 Repurchase Program during the year ended December 30, 2023. As of December 30, 2023, 5.0 million shares remained available for repurchase pursuant to the 2022 Repurchase Program.

The following table provides a summary of the Company's stock repurchase activities during the years ended December 30, 2023, December 31, 2022 and January 1, 2022:

	Years Ended		
(in millions, except per share amounts)	December 30, 2023	December 31, 2022	January 1, 2022
Shares repurchased	— [1]	3.0 [1]	0.5 [1]
Average cost per share	$ —	$ 133.82	$ 235.88
Value of shares repurchased	$ —	$ 401.5	$ 129.0

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[1] Excludes shares withheld from the shares of its common stock actually issued in connection with the vesting of PSU or RSU awards to satisfy certain U.S. federal and state tax withholding obligations.

20. Stock-Based Compensation

Equity Incentive Plans

2007 Stock Incentive Plan

Effective June 1, 2017, upon the approval and ratification of the Masimo Corporation 2017 Equity Incentive Plan (2017 Equity Plan), the Company's 2007 Stock Incentive Plan (2007 Equity Plan) terminated, provided that awards outstanding under the 2007 Equity Plan will continue to be governed by the terms of that plan. In addition, upon the effectiveness of the 2017 Equity Plan, an aggregate of 5.0 million shares of the Company's common stock registered under prior registration statements for issuance pursuant to the 2007 Equity Plan were deregistered and concurrently registered under the 2017 Equity Plan.

2017 Equity Incentive Plan

The 2017 Equity Plan permits the grant of stock options, restricted stock, RSUs, stock appreciation rights, PSUs, performance shares, performance bonus awards and other stock or cash awards to employees, directors and consultants of the Company and employees and consultants of any parent or subsidiary of the Company. Upon effectiveness, an aggregate of 5.0 million shares were available for issuance under the 2017 Equity Plan. In May 2020, the Company's stockholders approved an increase of 2.5 million shares to the 2017 Equity Plan. The aggregate number of shares that may be awarded under the 2017 Equity Plan is 7.5 million shares. The 2017 Equity Plan provides that at least 95% of the equity awards issued under the 2017 Equity Plan must vest over a period of not less than one year following the date of grant. The exercise price per share of each option granted under the 2017 Equity Plan may not be less than the fair market value of a share of the Company's common stock on the date of grant, which is generally equal to the closing price of the Company's common stock on the Nasdaq Global Select Market on the grant date.

Total stock-based compensation expense under both the 2007 Equity Plan and the 2017 Equity Incentive Plan for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $7.0 million, $47.7 million and $44.6 million, respectively.

Additional information related to the Company's current equity incentive plans, stock-based award activity and valuation of stock-based awards is included below.

Stock-Based Award Activity

Stock Options

The number and weighted-average exercise price of options issued and outstanding under all of the Company's equity plans are as follows:

(in millions, except for weighted-average exercise prices)	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding, beginning of period	2.8	$ 83.85	2.9	$ 81.38	3.4	$ 77.44
Granted	0.1	177.29	0.1	150.91	0.1	250.15
Canceled	—	45.96	(0.1)	162.77	(0.2)	149.11
Exercised	(0.2)	43.22	(0.1)	54.53	(0.4)	53.55
Options outstanding, end of period	2.7	$ 87.79	2.8	$ 83.85	2.9	$ 81.38
Options exercisable, end of period	2.4	$ 73.79	2.4	$ 65.83	2.2	$ 57.09

Total stock option expense for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $8.8 million, $11.4 million and $13.0 million, respectively. As of December 30, 2023, the Company had $15.2 million of unrecognized compensation cost related to non-vested stock options that are expected to vest over a weighted-average period of approximately 2.3 years.

The number and weighted-average exercise price of outstanding and exercisable stock options segregated by exercise price ranges were as follows:

(in millions, except range of exercise prices and average remaining contractual life)	Year Ended December 30, 2023			Year Ended December 31, 2022		
	Options Outstanding		Options Exercisable	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Number of Options	Number of Options	Average Remaining Contractual Life	Number of Options
$15.00 to $50.00	1.2	1.5	1.2	1.3	2.4	1.3
$50.01 to $80.00	—	2.5	—	0.1	3.7	0.1
$80.01 to $120.00	0.7	3.7	0.7	0.8	4.8	0.7

The number and weighted-average exercise price of outstanding and exercisable stock options segregated by exercise price ranges - (Continued):

(in millions, except range of exercise prices and average remaining contractual life)	Year Ended December 30, 2023			Year Ended December 31, 2022		
	Options Outstanding		Options Exercisable	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Number of Options	Number of Options	Average Remaining Contractual Life	Number of Options
$120.01 to $160.00..	0.4	6.0	0.3	0.4	7.1	0.2
$160.01 to $200.00..	0.3	7.0	0.1	0.2	7.2	0.1
$200.01 to $230.00..	—	6.5	—	—	7.2	—
$230.01 to $280.00..	0.1	7.0	0.1	—	8.0	—
Total........................	2.7	4.9	2.4	2.8	4.3	2.4

As of December 30, 2023 and December 31, 2022, the weighted-average remaining contractual term of options outstanding was 4.9 years and 4.3 years, respectively. As of December 30, 2023 and December 31, 2022, the weighted-average remaining contractual term of options exercisable with an exercise price less than the closing price of the Company's common stock was 2.9 years and 3.6 years respectively.

RSUs

The number of RSUs issued and outstanding under all of the Company's equity plans are as follows:

(in millions, except for weighted-average grant date fair value)	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value
RSUs outstanding, beginning of period............	3.2	$ 105.65	3.0	$ 104.13	2.9	$ 99.66
Granted..	0.5	125.44	0.3	148.52	0.1	257.43
Canceled...	(0.1)	172.19	(0.1)	168.90	—	204.33
Vested..	(0.1)	173.18	—	184.04	—	163.71
RSUs outstanding, end of period.....................	3.5	$ 105.87	3.2	$ 105.65	3.0	$ 104.13

Total RSU expense for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $20.1 million, $14.4 million and $9.0 million, respectively. As of December 30, 2023, the Company had $90.7 million of unrecognized compensation cost related to non-vested RSU awards expected to be recognized and vest over a weighted-average period of approximately 4.0 years, excluding any contingent compensation expense related to certain RSUs that were granted to the Company's Chairman and CEO in connection with the amendment and restatement of his employment agreement. See "Employment and Severance Agreements" in Note 24, "Commitments and Contingencies" for further details on the CEO's employment agreement.

PSUs

The number of PSUs outstanding under all of the Company's equity plans are as follows:

(in millions, except for weighted-average grant date fair value)	Year Ended December 30, 2023 Units	Weighted-Average Grant Date Fair Value	Year Ended December 31, 2022 Units	Weighted-Average Grant Date Fair Value	Year Ended January 1, 2022 Units	Weighted-Average Grant Date Fair Value
PSUs outstanding, beginning of period	0.3	$ 180.04	0.3	$ 168.68	0.4	$ 120.28
Granted[1]	0.1 [1]	204.67	0.3 [1]	145.49	0.2	250.73
Canceled	—	155.98	(0.1)	139.73	—	166.84
Vested	(0.1)	179.42	(0.2)	127.46	(0.3)	86.95
PSUs outstanding, end of period	0.3	$ 190.04	0.3	$ 180.04	0.3	$ 168.68

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[1] On February 27, 2023, the Audit Committee approved the weighted payout percentage for the 2019 PSU awards (three-year performance period), which were based upon the Company's actual fiscal year 2022 performance against pre-established performance objectives. Included in the granted amount are those additional PSUs earned based on actual performance achieved. These PSUs were originally awarded at target.

During the year ended January 1, 2022, the Company awarded 69,000 PSUs that will vest three years from the award date, based on the achievement of certain fiscal year 2023 performance criteria approved by the Compensation Committee. If earned, the PSUs granted will vest upon achievement of the performance criteria after the year in which the performance achievement level has been determined. The number of shares that may be earned can range from 0% to 200% of the target amount; therefore, the maximum number of shares that can be issued under these awards is twice the original award of 69,000 PSUs, or 138,000 shares.

During the year ended December 31, 2022, the Company awarded 162,562 PSUs that will vest three years from the award date, based on the achievement of certain fiscal year 2024 performance criteria approved by the Compensation Committee. If earned, the PSUs granted will vest upon achievement of the performance criteria after the year in which the performance achievement level has been determined. The number of shares that may be earned can range from 0% to 200% of the target amount; therefore, the maximum number of shares that can be issued under these awards is twice the original award of 162,562 PSUs, or 325,124 shares.

During the year ended December 30, 2023, the Company awarded 103,000 PSUs that will vest three years from the award date, based on the achievement of certain pre-established multi-year performance criteria approved by the Board. Estimates of stock-based compensation expense for an award with performance conditions are based on the probable outcome of the performance conditions and the cumulative effect of any changes in the probability outcomes is recorded in the period in which the changes occur. If earned, the PSUs granted will vest upon achievement of the performance criteria, which include a relative total shareholder return (TSR) component, in the year following the evaluation and confirmation of the performance achievement criteria. The Company's TSR is based on the Company's common stock percentile ranking relative to the constituents of the Nasdaq Composite Index for the performance period beginning on January 1, 2023 and ending on December 31, 2025. The number of shares that may be earned can range from 0% to 200% of the target amount. The fair value of market-based RSUs is determined using a Monte Carlo simulation model, which uses multiple input variables to determine the probability of satisfying the market condition requirements. The fair value of performance-based PSUs is determined using the closing price of the Company's common stock on the grant date. Based on management's estimate of the number of units expected to vest, total PSU (benefit) expense for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $(21.9) million, $21.9 million and $22.6 million, respectively. The PSU benefit amounts for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 relate to adjustments for the expected life-to-date performance of the PSU. As of December 30, 2023, the Company had $7.2 million of unrecognized compensation cost related to non-vested PSU awards expected to be recognized and vest over a weighted-average period of approximately 1.3 years.

Valuation of Stock-Based Award Activity

The fair value of each RSU and PSU is determined based on the closing price of the Company's common stock on the grant date.

The Black-Scholes option pricing model is used to estimate the fair value of options granted under the Company's stock-based compensation plans. The range of assumptions used and the resulting weighted-average fair value of options granted at the date of grant were as follows:

	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
Risk-free interest rate	3.6% to 4.2%	1.0% to 1.9%	0.3% to 0.9%
Expected term (in years)	5.1 years to 5.9 years	5.1 years to 5.7 years	5.1 years to 5.6 years
Estimated volatility	31.6% to 36.7%	31.2% to 38.9%	30.9% to 34.7%
Expected dividends	0%	0%	0%
Weighted-average fair value of options granted	$75.08 per share	$49.69 per share	$75.72 per share

Risk-free interest rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected term of the Company's stock options.

Expected term. The expected term represents the average period that the Company's stock options are expected to be outstanding. The expected term is based on both the Company's specific historical option exercise experience, as well as expected term information available from a peer group of companies with a similar vesting schedule.

Estimated volatility. The estimated volatility is the amount by which the Company's share price is expected to fluctuate during a period. The Company's estimated volatilities for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 are based on historical and implied volatilities of the Company's share price over the expected term of the option.

Expected dividends. The Board may from time to time declare, and the Company may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law. Any determination to declare and pay dividends will be made by the Board and will depend upon the Company's results of operations, earnings, capital requirements, financial condition, business prospects, contractual restrictions and other factors deemed relevant by the Board. In the event a dividend is declared, there is no assurance with respect to the amount, timing or frequency of any such dividends. The dividend declared in 2012 was deemed to be a special dividend and there is no assurance that special dividends will be declared again during the expected term. Based on this uncertainty and unknown frequency, for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, no dividend rate was used in the assumptions to calculate the stock-based compensation expense.

The Company has elected to recognize stock-based compensation expense on a straight-line basis over the requisite service period for the entire award, net of forfeitures. Forfeitures of stock-based awards are recognized as they occur. The total fair value of all options that vested during the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $9.5 million, $12.4 million and $15.2 million, respectively.

The aggregate intrinsic value of options is calculated as the positive difference, if any, between the market value of the Company's common stock on the date of exercise or the respective period end, as appropriate, and the exercise price of the options. The aggregate intrinsic value of options outstanding, with an exercise price less than the closing price of the Company's common stock as of December 30, 2023 was $123.3 million. The aggregate intrinsic value of options exercisable with an exercise price less than the closing price of the Company's common stock, as of December 30, 2023 was $123.3 million. The aggregate intrinsic value of options exercised during the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $19.0 million, $14.6 million and $84.7 million, respectively.

The total income tax benefit recognized in the consolidated statements of operations for stock-based compensation expense was $2.9 million, $2.5 million and $16.4 million for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

The following table presents the total stock-based compensation expense that is included in each functional line item of the consolidated statements of operations:

(in millions)	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
Cost of goods sold	$ 1.1	$ 1.0	$ 0.8
Selling, general and administrative	(1.5)	32.9	31.3
Research and development	7.4	13.8	12.5
Total	$ 7.0	$ 47.7	$ 44.6

21. Employee Benefits

Defined Contribution Plans

In the U.S., the Company sponsors one qualified defined contribution plan or 401(k) plan, the Masimo Retirement Savings Plan (MRSP), covering the Company's full-time U.S. employees who meet certain eligibility requirements. On April 11, 2022, in connection with the Sound United acquisition, the MRSP was amended to allow for participation by eligible Sound United employees.

The MRSP matches 100% of a participant's salary deferral, up to 3% of each participant's compensation for the pay period, subject to a maximum amount. The Company may also contribute to the MRSP on a discretionary basis. The Company contributed $4.9 million, $4.5 million and $3.4 million to the MRSP for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively, all in the form of matching contributions.

In addition, some of the Company's international subsidiaries also have defined contribution plans to which both the employee and employers are eligible to make contributions. The Company contributed $5.5 million and $4.3 million for the year ended December 30, 2023 and December 31, 2022, respectively. The Company contributed immaterial amounts to these plans for the year ended January 1, 2022.

Defined Benefit Plans

The Company sponsors several international noncontributory defined benefit plans. In connection with the Sound United acquisition, the Company assumed sponsorship of several international defined benefit plans and post-retirement benefit plans. All defined benefit plans and post-retirement benefit plans assumed by the Company were closed to new participants prior to the Sound United acquisition.

The service cost component for the defined benefit plans are recorded in operating expenses in the consolidated statement of operations. All other cost components are recorded in non-operating loss, net in the consolidated statement of operations.

The following table sets forth the funded status and amounts recognized in the consolidated balance sheet for the Company's defined benefit plans.

(in millions)	December 30, 2023	December 31, 2022
Plan Assets		
Fair value of plan assets at beginning of year	$ 22.2	$ 21.7
Realized net gains (losses) on plan assets	1.1	(2.5)
Employer contributions	0.4	1.5
Participant contributions	0.6	0.5
Benefits paid	0.8	2.8
Foreign currency revaluation and translation gains and (losses)	(2.0)	(1.8)
Fair value of plan assets at end of year	$ 23.1	$ 22.2

(in millions)	December 30, 2023	December 31, 2022
Projected Benefit Obligation		
Projected benefit obligation at beginning of year	$ 32.3	$ 32.3
Service cost	1.2	1.1
Interest cost	0.5	0.1
Participant contributions	0.6	0.5
Actuarial gains (losses)	2.3	(1.9)
Benefits paid	(0.5) [1]	2.0
Foreign currency revaluation and translation gains and (losses)	(3.8)	(1.8)
Projected benefit obligation at end of year	$ 32.6	$ 32.3
Funded status	$ (9.5)	$ (10.1)

_____

[1] Due to the timing of a cash transfer, there was a payable as of December 30, 2023, resulting in a negative allocation as of year end.

The net decrease in the fair value of the Company's plan assets for the year ended December 30, 2023 was principally driven by $4.3 million of foreign currency revaluation on the plan assets, partially offset by $1.1 million of realized gains on assets, and $0.8 million of benefits paid.

The net decrease in the Company's projected benefit obligation for the year ended December 30, 2023 was primarily driven by $6.1 million of foreign currency revaluation on the project benefit obligation, offset by change in the discount rate from the prior year and $2.3 million of actuarial gains.

The underfunded balance of $9.5 million and $10.1 million was included in the long-term other liabilities on the consolidated balance sheets as of December 30, 2023 and December 31, 2022, respectively.

The Company's consolidated statement of operations reflect the following components of net periodic defined benefit costs:

(in millions)	Year Ended December 30, 2023	Year Ended December 31, 2022
Components of net periodic benefit cost	$ —	$ —
Service cost	1.2	1.1
Interest cost	0.5	0.1
Expected (gains) on plan assets	(0.7)	(0.6)
Amortization of net losses	—	0.1
Recognized net actuarial loss	—	0.3
Net periodic defined benefit plan cost	$ 1.0	$ 1.0

The amounts provided above for amortization of prior service costs (credits) and amortization of net losses represent the reclassifications of prior service cost (credits) and net actuarial gain (losses) that were recognized in accumulated other comprehensive (loss) income in prior periods.

Classification of amounts recognized in the consolidated balance sheets are as follows:

(in millions)	December 30, 2023	December 31, 2022
Non-current assets	$ —	$ —
Current liability	—	—
Non-current liability	9.5	10.1

International defined benefit plans with accumulated benefit obligations in excess of fair value of plan assets consist of the following:

(in millions)	December 30, 2023	December 31, 2022
Projected benefit obligation	$ 32.6	$ 32.3
Accumulated benefit obligation	28.3	31.0
Fair value of plan assets	$ 23.1	$ 22.2

Plan Assumptions

The Company determines actuarial assumptions on an annual basis. The actuarial assumptions used for the Company's defined benefit plans for international participants will vary depending on the applicable country. On a weighted-average basis, the following assumptions were used to determine benefit obligations and to determine net periodic benefit cost:

	Year Ended December 30, 2023	Year Ended December 31, 2022
Assumptions - benefit obligations:		
Discount rate	1.35 %	1.61 %
Rate of compensation increase	1.04	0.96
Assumptions - net periodic benefit costs:		
Discount rate	1.91 %	0.49 %
Rate of compensation increase	1.43	0.09
Expected long-term return on plan assets[1]	3.53	1.70
Interest credit rate	1.98	2.34

---

[1] The pension expected return on assets assumption is derived primarily from underlying investment allocations and historical risk premiums per each plan, adjusted for current and future expectations, such as easing of global inflationary pressure.

Plan Assets

The weighted-average asset allocations at year end by asset category were as follows:

	Actual Allocation	
Asset category	December 30, 2023	December 31, 2022
Cash and cash equivalents	(5.0)% [1]	3.0 %
Equity securities	35.0	30.0
Debt securities	47.0	36.0
Other	24.0	31.0

---

[1] Due to the timing of a cash transfer , there was a payable as of December 30, 2023, resulting in a negative allocation as of year end.

The Plan invests in a diversified portfolio of assets intended to minimize risk of poor returns while maximizing expected portfolio returns. The actual portfolio investment mix may, from time to time, deviate from the established target mix due to various factors such as normal market fluctuations, the reliance on estimates in connection with the determination of allocations and normal portfolio activity such as additions and withdrawals. The target allocations are subject to periodic review, including a review of the asset portfolio's performance, by the named fiduciary of the plans. Such plans have local independent fiduciary advisors with responsibility for the development and oversight of the investment policy, including asset allocation decisions. In making such decisions, consideration is given to local regulations, investment practices and funding rules. The fair value of investments is included in the fair value hierarchy, see Note 2, "Summary of Significant Accounting Policies". While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Plan Contributions

The Company determines expected funding needs of its defined benefit pension plans based on legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. The Company made $0.4 million and $1.5 million contributions to its defined benefit plans for the years ended December 30, 2023 and December 31, 2022, respectively. The Company expects to contribute $1.8 million for the fiscal year 2024.

Estimated Future Benefit Payments

The estimated future benefit payments, based upon the same assumptions used to measure the benefit obligations and expected future employee service, were as follows:

(in millions)	Year Ended December 30, 2023
2024	$ 0.4
2025	2.5
2026	2.4
2027	2.5
2028	2.2
Thereafter	4.2
Total	$ 14.2

22. Non-operating Loss

Non-operating loss consists of the following:

(in millions)	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
Interest income	$ 3.0	$ 1.8	$ 0.9
Realized and unrealized foreign currency (loss) gain	(1.1)	7.3	(2.0)
Interest expense	(50.3)	(25.7)	(0.3)
Total non-operating loss	$ (48.4)	$ (16.6)	$ (1.4)

23. Income Taxes

The components of income before provision for income taxes are as follows:

(in millions)	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
United States	$ 9.1	$ 77.6	$ 221.2
Foreign	79.0	115.8	53.2
Total	$ 88.1	$ 193.4	$ 274.4

The following table presents the current and deferred provision (benefit) for income taxes:

(in millions)	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
Current:			
Federal	$ 15.0	$ 48.7	$ 38.1
State	3.5	6.1	7.1
Foreign	23.7	34.4	14.7
Subtotal	$ 42.2	$ 89.2	$ 59.9

(in millions)	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
Deferred:						
Federal	$	(12.5)	$	(20.5)	$	(4.9)
State		(9.0)		(8.7)		(6.1)
Foreign		(14.1)		(10.1)		(4.1)
Subtotal		(35.6)		(39.3)		(15.1)
Total	$	6.6	$	49.9	$	44.8

Included in the fiscal year 2023, 2022 and 2021 tax provisions are increases of $7.4 million, $4.5 million and $3.6 million, respectively, for tax and accrued interest related to uncertain tax positions for each fiscal year.

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended January 1, 2022
Statutory regular federal income tax rate	21.0 %	21.0 %	21.0 %
U.S. tax on foreign income, net	10.0	4.8	0.9
Foreign income taxed at different rates	1.1	—	(0.3)
Transaction-related costs	—	0.9	—
Nondeductible executive compensation	(1.6)	2.9	2.1
Derecognition of uncertain tax position	(2.3)	(0.8)	(1.0)
State provision, net of federal benefit	(4.9)	(1.0)	0.3
Excess stock-based compensation	(3.2)	(1.2)	(5.5)
Research and development tax credits	(5.1)	(1.7)	(1.8)
Tax Credit	(9.2)	—	—
Other	1.6	0.9	0.6
Total	7.4 %	25.8 %	16.3 %

As of December 30, 2023, the Company has accumulated undistributed earnings generated by its foreign subsidiaries of approximately $875.5 million. Because such earnings have previously been subject to U.S. tax are eligible for a dividends received deduction when repatriated, any additional taxes due with respect to such earnings or the excess of the amount for financial reporting over the tax basis of its foreign investments would generally be limited to foreign withholding and state taxes. The Company considers $86.5 million of these accumulated undistributed earnings as no longer permanently reinvested and has accrued foreign withholding and state taxes, net of estimated foreign tax credits, of $1.9 million. The Company intends, however, to indefinitely reinvest the remaining $789.0 million of earnings. If the Company decides to distribute such permanently reinvested earnings, the Company would accrue estimated additional income tax expense of up to approximately $23.1 million.

The components of the deferred tax assets are as follows:

(in millions)	December 30, 2023		December 31, 2022	
Deferred tax assets:				
Net operating losses	$	53.7	$	34.7
Tax credits		33.2		18.0
Capitalized R&D		33.0		18.5
Deferred revenue		28.0		27.8

The components of the deferred tax assets - (Continued):

(in millions)	December 30, 2023		December 31, 2022	
Deferred tax assets:				
Accrued liabilities	$	24.6	$	32.1
Interest		15.6		22.4
Stock-based compensation		12.3		10.9
Operating lease liabilities		9.7		8.7
Other		7.3		5.8
Total		217.4		178.9
Valuation allowance		(18.9)		(7.3)
Total deferred tax assets	$	198.5	$	171.6
Deferred tax liabilities:				
Inventory	$	(0.8)	$	(4.0)
Interest rate hedge		(1.9)		(4.1)
Withholding taxes on undistributed foreign earnings		(3.1)		(2.8)
State taxes and other		(10.4)		(7.5)
Operating lease liabilities		(11.8)		(8.6)
Property and equipment		(14.4)		(18.2)
Intangible assets		(160.5)		(186.7)
Other		(0.2)		(0.9)
Total deferred tax liabilities		(203.1)		(232.8)
Net deferred tax assets	$	(4.6)	$	(61.2)

As of December 30, 2023, the Company has $39.0 million and $208.1 million of net operating losses from federal and various state jurisdictions, which will begin to expire in 2037 and 2024, respectively. Additionally, the Company has $114.7 million of net operating losses from foreign jurisdictions that will begin to expire in 2024. The Company also has federal research and development tax credits of $2.8 million that will begin to expire in 2031, state research and development tax credits of $29.5 million that will carry forward indefinitely, $2.3 million of foreign tax credits on research and development expenditures that will begin to expire in 2042 and $8.2 million of Swiss tax credits that will begin to expire in 2026. In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized. In making this determination, the Company considered all available positive and negative evidence, including scheduled reversals of liabilities, projected future taxable income, tax planning strategies and recent financial performance.

During the year ended December 31, 2022, the Company established a valuation allowance to reduce the deferred tax assets relating to certain acquired operating losses in certain foreign jurisdictions that the Company believes are not likely to be realized. During the year ended December 30, 2023, there was an increase in the valuation allowance of $11.6 million, primarily due to the losses of certain foreign operations, and additional valuation allowance established, within the Purchase Price Allocation measurement period, to reduce the deferred tax assets relating to certain acquired operating losses in certain state jurisdictions that the Company believes are not likely to be realized.

As a result of certain business and employment actions undertaken by the Company, income earned in a certain European country is subject to a reduced tax rate through 2023. For the year ended December 30, 2023 and December 31, 2022, the estimated income tax benefit related to such business arrangement was $1.4 million and $1.7 million, respectively, and impacted net income per diluted share by $0.03 for each year.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

(in millions)	Year Ended December 30, 2023	Year Ended December 31, 2022
Unrecognized tax benefits (gross), beginning of period	$ 26.1	$ 21.6
Increase from tax positions in current period	7.9	6.0
Increase from tax positions in prior period	1.3	0.7
Decrease from tax position in prior period	—	(0.6)
Lapse of statute of limitations	(2.3)	(1.6)
Unrecognized tax benefits (gross), end of period	$ 33.0	$ 26.1

The amount of unrecognized benefits which, if ultimately recognized, could favorably affect the tax rate in a future period was $30.6 million and $24.0 million as of December 30, 2023 and December 31, 2022, respectively. It is reasonably possible that the amount of unrecognized tax benefits in various jurisdictions may change in the next twelve months due to the expiration of statutes of limitation and audit settlements. However, due to the uncertainty surrounding the timing of these events, an estimate of the change within the next twelve months cannot currently be made.

For the year ended December 30, 2023 the Company recorded an expense of $1.0 million for interest and penalties related to unrecognized tax benefits as part of income tax expense. For the year ended December 31, 2022, the Company recorded a benefit of $0.3 million for interest and penalties related to unrecognized tax benefits as part of income tax expense.

Total accrued interest and penalties related to unrecognized tax benefits as of December 30, 2023 and December 31, 2022 were $2.1 million and $1.1 million, respectively.

The Company conducts business in multiple jurisdictions and, as a result, one or more of the Company's subsidiaries files income tax returns in U.S. federal, various state, local and foreign jurisdictions. The Company has concluded all U.S. federal income tax matters through fiscal year 2019. All material state, local and foreign income tax matters have been concluded through fiscal year 2016.

The Company does not believe that the results of any tax authority examination would have a significant impact on its consolidated financial statements.

24. Commitments and Contingencies

Employment and Severance Agreements

In July 2017, the Company entered into the First Amendment to that certain Amended and Restated Employment Agreement entered into between the Company and Mr. Kiani on November 4, 2015 (as amended, the Amended Employment Agreement). Pursuant to the terms of the Amended Employment Agreement, upon a "Qualifying Termination" (as defined in the Amended Employment Agreement), Mr. Kiani will be entitled to receive a cash severance benefit equal to two times the sum of his then-current base salary and the average annual bonus paid to Mr. Kiani during the immediately preceding three years, the full amount of the "Award Shares" (as defined in the Amended Employment Agreement) and the full amount of the "Cash Payment" (as defined in the Amended Employment Agreement). In addition, in the event of a "Change in Control" (as defined in the Amended Employment Agreement) prior to a Qualifying Termination, on each of the first and second anniversaries of the Change in Control, 50% of the Cash Payment and 50% of the Award Shares will vest, subject in each case to Mr. Kiani's continuous employment through each such anniversary date; however, in the event of a Qualifying Termination or a termination of Mr. Kiani's employment due to death or disability prior to either of such anniversaries, any unvested amount of the Cash Payment and all of the unvested Award Shares shall vest and be paid in full. Additionally, in the event of a Change in Control prior to a Qualifying Termination, Mr. Kiani's stock options and any other equity awards will vest in accordance with their terms, but in no event later than in two equal installments on each of the one year and two year anniversaries of the Change in Control, subject in each case to Mr. Kiani's continuous employment through each such anniversary date.

On January 14, 2022, the Company entered into the Second Amendment to the Amended Employment Agreement (Second Amendment) with Mr. Kiani. The Second Amendment provides that the RSUs granted to Mr. Kiani pursuant to the Amended Employment Agreement will vest in full upon the termination of Mr. Kiani's employment with the Company pursuant to Mr. Kiani's death or disability.

On February 8, 2023, Mr. Kiani agreed that the valid election to the Company's Board of Directors (Board) at the Company's 2023 Annual Meeting of Stockholders (2023 Annual Meeting) of any two individuals nominated by the Company's stockholders in lieu of two of the Company's then-current Board members would not be deemed to constitute a "Change in Control" for purposes of Section 9(iii) of the Amended Employment Agreement.

On March 22, 2023, in connection with the Board's unanimous selection of H Michael Cohen as Lead Independent Director, Mr. Kiani voluntarily irrevocably and permanently waived his right to treat the appointment of any lead independent director as "Good Reason", to terminate his employment under the Amended Employment Agreement, and waived his right to receive contractual separation payments on this basis.

On June 5, 2023, Mr. Kiani, pursuant to a Limited Waiver (Waiver), unconditionally, irrevocably and permanently waived his right, pursuant to the Amended Employment Agreement, to assert that a "Change in Control" has occurred pursuant to Section 9(iii) of the Amended Employment Agreement unless the individuals who constituted the Board at the beginning of the twelve (12) month period immediately preceding such change, as defined in Section 9(iii) of the Amended Employment Agreement, cease for any reason to constitute one-half or more of the directors then in office. In addition, Mr. Kiani agreed that, for purposes of determining whether such a "Change in Control" has occurred, any individual elected to the Board at the Company's 2023 Annual Meeting will be treated as a member of the Board at the beginning of the twelve (12) month period.

As a result of Mr. Kiani's execution of the Waiver on June 5, 2023, which waived certain of the "Change in Control" provisions in the Amended Employment Agreement, the Company remeasured the expense related to the Award Shares and Cash Payment that would be recognized in the Company's consolidated financial statements upon the occurrence of a Qualifying Termination under the Amended Employment Agreement, as amended by the Second Amendment, and the expense was determined to be approximately $479.7 million.

As of December 30, 2023, the Company had severance plan participation agreements with six executive officers. The participation agreements (the Agreements) are governed by the terms and conditions of the Company's 2007 Severance Protection Plan (the Severance Plan), which became effective on July 19, 2007 and which was amended effective December 31, 2008.

Under each of the Agreements, the applicable executive officer may be entitled to receive certain salary, equity, medical and life insurance benefits if he is terminated by the Company without cause or if he terminates his employment for good reason under certain circumstances. Each executive officer is also required to give the Company six months' advance notice of his resignation under certain circumstances.

Willow Cross-Licensing Agreement Provisions

The Company's Cross-Licensing Agreement with Willow contains annual minimum aggregate royalty obligations for use of the rainbow® licensed technology. The current annual minimum royalty obligation is $5.0 million. Upon a change in control (as defined in the Cross-Licensing Agreement) of the Company or Willow: (i) all rights to the "Masimo" trademark will be assigned to Willow if the surviving or acquiring entity ceases to use "Masimo" as a company name and trademark; (ii) the option to license technology developed by Willow for use in blood glucose monitoring will be deemed automatically exercised and a $2.5 million license fee for this technology will become immediately payable to Willow; and (iii) the minimum aggregate annual royalties payable to Willow for carbon monoxide, methemoglobin, fractional arterial oxygen saturation, hemoglobin and/or glucose measurements will increase to $15.0 million per year until the exclusivity period of the agreement ends, plus up to $2.0 million for each additional vital sign measurement with no maximum ceiling for non-vital sign measurements.

Purchase Commitments

Pursuant to contractual obligations with vendors, the Company had $274.5 million of purchase commitments as of December 30, 2023 that are expected to be purchased within one year. These purchase commitments have been made for certain inventory items in order to secure sufficient levels of those items, other critical inventory and manufacturing supplies, and to achieve better pricing.

Other Contractual Commitments

In the normal course of business, the Company may provide bank guarantees to support government hospital tenders in certain foreign jurisdictions. As of December 30, 2023, the Company had approximately $4.3 million in outstanding unsecured bank guarantees.

In certain circumstances, the Company also provides limited indemnification within its various customer contracts whereby the Company indemnifies the parties to whom it sells its products with respect to potential infringement of intellectual property, and against bodily injury caused by a defective Company product. It is not possible to predict the maximum potential amount of future payments under these or similar agreements, due to the conditional nature of the Company's obligations and the unique facts and circumstances involved. As of December 30, 2023, the Company had not incurred any significant costs related to contractual indemnification of its customers.

Concentrations of Risk

The Company is exposed to credit loss for the amount of its cash deposits with financial institutions in excess of federally insured limits. The Company invests a portion of its excess cash with major financial institutions. As of December 30, 2023, the Company had $163.0 million of bank balances, of which $7.6 million was covered by either the U.S. Federal Deposit Insurance Corporation limit or foreign countries' deposit insurance organizations.

The Company's ability to sell its healthcare products to U.S. hospitals depends in part on its relationships with GPOs. Many existing and potential healthcare customers for the Company's products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes exclusively, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's affiliated hospitals and other members. During the years ended December 30, 2023, December 31, 2022 and January 1, 2022, revenue from the sale of the Company's healthcare products to customers that are members of GPOs approximated 53.2%, 53.8% and 51.9% of healthcare revenue, respectively.

For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, the Company had sales through one just-in-time healthcare distributor that represented 18.1%, 10.1%, and 14.6% of consolidated revenue, respectively.

As of December 30, 2023 and December 31, 2022, one healthcare customer represented 6.4% and 9.1%, respectively, of the Company's consolidated accounts receivable balance. The receivable balance related to such healthcare customer is fully secured by a letter of credit.

As of December 30, 2023, there were no customer concentration risks associated with the Company's non-healthcare business.

Litigation

On January 9, 2020, the Company filed a complaint against Apple Inc. (Apple) in the United States District Court for the Central District of California for infringement of a number of patents, for trade secret misappropriation, and for ownership and correction of inventorship of a number of Apple patents listing one of its former employees as an inventor. The Company is seeking damages, injunctive relief, and declaratory judgment regarding ownership of the Apple patents. Apple filed petitions for Inter Partes review (IPR) of the asserted patents in the U.S. Patent and Trademark Office (PTO). The PTO instituted IPR of the asserted patents. On October 13, 2020, the District Court stayed the patent infringement claims pending completion of the IPR proceedings. In the IPR proceedings, one or more of the challenged claims of three of the asserted patents were found valid. The challenged claims of nine of the asserted patents were found invalid. On appeal, the U.S. Court of Appeals for the Federal Circuit affirmed all the IPR decisions except it reversed a finding of invalidity for certain dependent claims of one Masimo patent. From April 4, 2023 through May 1, 2023, the District Court held a jury trial on the trade secret, ownership, and inventorship claims. The District Court granted Apple's motion for judgment as a matter of law on certain trade secrets and denied the remainder of Apple's motion. On May 1, 2023, the District Court declared a mistrial because the jury was unable to reach a unanimous verdict. The District Court has not yet scheduled a new trial, but has indicated it is prepared to start trial on October 31, 2024.

On June 30, 2021, the Company filed a complaint with the U.S. International Trade Commission (ITC) against Apple for infringement of a number of other patents. The Company filed an amended complaint on July 12, 2021. On August 13, 2021, the ITC issued a Notice of Institution of Investigation on the asserted patents. From June 6, 2022 to June 10, 2022, the ITC conducted an evidentiary hearing. In July and August 2022, Apple filed petitions for IPR of the asserted patents in the PTO. On January 10, 2023, a United States Administrative Law Judge in Washington, D.C. ruled that Apple violated Section 337 of the Tariff Act of 1930 (Section 337), as amended, by importing and selling within the United States certain Apple Watches with light-based pulse oximetry functionality and components, which infringe one of the Company's pulse oximeter patents. On January 24, 2023, the United States Administrative Law Judge further recommended that the ITC issue an exclusion order and a cease and desist order on certain Apple Watches. On October 26, 2023, the ITC issued a Notice of Final Determination finding a violation of Section 337 by Apple. The ITC determined that that appropriate form of relief is a Limited Exclusion Order (LEO) prohibiting the unlicensed entry of infringing wearable electronic devices with light-based pulse oximetry functionality manufactured by or on behalf of Apple, and a Cease and Desist Order (CDO).

The LEO and CDO went into effect after the 60-day Presidential review period expired. The LEO and CDO are currently in effect. Apple's appeal to the Federal Circuit is pending. On January 30, 2023, the PTO denied institution of IPR proceedings for the Company's pulse oximeter patents that the ITC ruled were infringed. With respect to the other patents asserted at the ITC, the PTO denied institution of IPR proceedings for two patents and instituted IPR proceedings for two patents in January and February 2023. In the IPR proceedings, one or more of the challenged claims were found valid, while others were found invalid. The time period for the appeal is pending.

On October 20, 2022, Apple filed two complaints against the Company in the U.S. District Court for the District of Delaware alleging that the Masimo W1™ watch infringes six utility and four design patents. Apple is seeking damages and injunctive relief. On December 12, 2022, the Company counterclaimed for monopolization, attempted monopolization, false advertising (and related causes of action) and infringement of ten patents. The Company is seeking damages and injunctive relief. On May 5, 2023, the Court ordered that the two cases be coordinated through the pre-trial stage. The Court is scheduled to hold a case management conference in March 2024 to address the scope of claims and counterclaims for trial and set a trial date. The Company intends to vigorously pursue all of its claims against Apple and believes the Company has good and substantial defenses to Apple's claims, but there is no guarantee that the Company will be successful in these efforts.

On October 21, 2022, a complaint was filed in the Delaware Court of Chancery against the Company and members of the Company's Board (Director Defendants) by Politan Capital Management LP and Politan Capital NY LLC (Activist Plaintiffs). The Activist Plaintiffs are managed by Quentin Koffey, who is a member of the Board. The complaint sought to (i) declare certain amendments to the Company's bylaws that became effective on September 9, 2022 (Bylaw Amendments) unenforceable, (ii) find that the Director Defendants breached their fiduciary duties by approving and implementing the Bylaw Amendments and the shareholder rights plan adopted by the Company on September 9, 2022, and refusing to invalidate certain change of control provisions in the Company's employment agreement with Joe Kiani, the Company's Chief Executive Officer (CEO), (iii) invalidate certain change of control provisions in Mr. Kiani's employment agreement, (iv) permanently enjoin the Company and its Board from taking any actions to prevent the Activist Plaintiffs from exercising their rights in accordance with the Company's prior bylaws to nominate directors, and (v) award the Activist Plaintiffs their fees, costs and expenses in connection with the action covered by the complaint.

On February 5, 2023 the Board approved and adopted amended and restated bylaws (the Amended and Restated Bylaws) which reverted mostly to the Second Amended and Restated Bylaws of the Corporation, dated as of October 24, 2019 (included as Exhibit 3.1 to the Current Report on Form 8-K, filed by the Corporation with the U.S. Securities and Exchange Commission on October 30, 2019). In addition, effective February 8, 2023, Mr. Kiani agreed that the valid election to the Board at the 2023 Annual Meeting of any two individuals nominated by the Company stockholders in lieu of two of the Company's then-current Board members would not be deemed to constitute a "Change in Control" for purposes of Section 9(iii) of his employment agreement. On February 8, 2023, the Court informed the parties that the Amended and Restated Bylaws mooted the Bylaw Amendments dispute and continued trial on the change in control provisions. On May 1, 2023, Politan filed a motion for an interim fee award of attorneys' fees and expenses.

On March 3, 2023, Politan filed a motion for leave to file a second amended and supplemented verified complaint (the Second Amended Complaint), which the Court granted on March 15, 2023. The Second Amended Complaint added the California State Teachers' Retirement System (CalSTRS) as a co-plaintiff and added several former members of the Company's Board as additional co-defendants. On July 18, 2023, the Court granted a stipulation to dismiss some of the former Board members. On August 7, 2023, Politan filed a third amended and supplemented complaint. On September 7, 2023, the Court granted the plaintiffs' motion to dismiss the case without prejudice. On November 17, 2023, the Court granted Politan's motion for an award of attorneys' fees and expenses amounting to approximately $18 million.

On August 22, 2023, a putative class action complaint was filed by Sergio Vazquez against the Company and members of its management alleging violations of the federal securities laws. On November 14, 2023, the court appointed Boston Retirement System, Central Pennsylvania Teamsters Pension Fund-Defined Benefit Plan, and Central Pennsylvania Teamsters Pension Fund-Retirement Income Plan 1987 as lead plaintiffs. The lead plaintiffs filed an amended complaint on February 12, 2024. The amended complaint alleges that the Company and members of its management, from May 4, 2022 through August 8, 2023, disseminated materially false and misleading statements and/or concealed material adverse facts relating to the performance of its healthcare business and the success of the Company's legacy Sound United business. The Company believes it has good and substantial defenses to the claims in the amended complaint, but there is no guarantee that the Company will be successful in these efforts. The Company is unable to determine whether any loss ultimately will occur or to estimate the range of such loss; therefore, no amount of loss has been accrued by the Company in the accompanying consolidated financial statements.

In August 2023, the Company determined to initiate a voluntary recall of select Rad-G® products in connection with an issue that can result in an unintentional change in the power state of the device. On February 14, 2024, we initiated the voluntary recall. On February 21, 2024, we received a subpoena from the Department of Justice seeking documents and information related to the Company's Rad-G® and Rad-97® products, including information relating to complaints surrounding the products and the Company's decision to recall the Rad-G®. We are investigating the reasons for the delay between August 2023 and February 2024 when the recall was initiated. We are cooperating with the government and may expend significant financial and managerial resources in connection with responding to the subpoena and any related investigation or any other future requests for information.

From time to time, the Company may be involved in other litigation and investigations relating to claims and matters arising out of its operations in the normal course of business. The Company believes that it currently is not a party to any other legal proceedings which, individually or in the aggregate, would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

25. Segment and Enterprise Reporting

The Company's reportable segments are determined based upon the Company's organizational structure and the way in which the Company's Chief Operating Decision Maker (CODM), the CEO, makes operating decisions and assesses financial performance. The CODM considered several factors including, but not limited to, customer base, technology, and homogeneity of products. The two segments are:

- Healthcare - develops, manufactures, and markets a variety of noninvasive monitoring technologies and hospital automation solutions and therapeutics. This segment includes the Company's core legacy hospital business and new Masimo-technology-enabled consumer products that are distributed through many channels including e-commerce sites, leading national retailers and specialty chains globally.

- Non-healthcare - designs, develops, manufactures, markets and sells a broad portfolio of premium, high-performance audio products and services.

Income from operations for each segment includes all geographic revenues, related cost of net revenues and operating expenses directly attributable to the segment. The Company uses gross profit, as presented in the Company's financial reports, as the primary measure of segment profitability. The Company uses the same accounting policies to generate segment results as the Company does for consolidated results. Segment information presented herein reflects the impact of these changes for all periods presented. For the year ended December 30, 2023, intercompany revenues between healthcare and non-healthcare were $7.7 million. For the year ended December 31, 2022, there was no intercompany revenue between healthcare and non-healthcare. All inter-segment transactions and balances are eliminated in consolidation for all periods presented below.

Selected information by reportable segment is presented below for the years ended December 30, 2023, December 31, 2022 and January 1, 2022:

(in millions)	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
Revenues by segment:						
Healthcare	$	1,275.5	$	1,340.3	$	1,239.2
Non-healthcare		772.6		695.5		—
Total revenue by segment	$	2,048.1	$	2,035.8	$	1,239.2
Gross profit:						
Healthcare	$	777.1	$	870.2	$	808.4
Non-healthcare		258.0		252.5		—
Other[1]		(31.6)		(63.9)		—
Gross profit	$	1,003.5	$	1,058.8	$	808.4

_____

[1] Management excludes certain corporate expenses from segment gross profit. In addition, certain amounts that management considers to be non-recurring or non-operational are excluded from segment gross profit because management evaluates the operating results of the segments excluding such items.

The Company's depreciation and amortization by segment are as follows:

(in millions)	Year Ended December 30, 2023		Year Ended December 31, 2022		Year Ended January 1, 2022	
Total depreciation and amortization by segment:						
Healthcare	$	38.1	$	36.0	$	35.6
Non-healthcare		60.1		100.1		—
Total depreciation and amortization by segment	$	98.2	$	136.1	$	35.6

The Company's total assets by segment are as follows:

(in millions)	December 30, 2023		December 31, 2022	
Total assets by segment:				
Healthcare	$	1,631.8	$	1,594.1
Non-healthcare		1,390.6		1,597.5
Corporate overhead		19.1		19.0
Total assets by segment	$	3,041.5	$	3,210.6

The Company's consolidated long-lived assets (tangible non-current assets) by geographic area are as follows:

(in millions, except percentages)	Year Ended December 30, 2023			Year Ended December 31, 2022			Year Ended January 1, 2022		
Total long-lived assets by geographic area:									
United States	$	317.9	74.6 %	$	319.7	79.1 %	$	239.4	86.9 %
International		108.0	25.4		84.5	20.9		36.0	13.1
Total long-lived assets by geographic area	$	425.9	100.0 %	$	404.2	100.0 %	$	275.4	100.0 %

The following schedule presents an analysis of the Company's revenues based upon the geographic area:

(in millions, except percentages)	Year Ended December 30, 2023			Year Ended December 31, 2022			Year Ended January 1, 2022		
Total revenue by geographic area:									
United States (U.S.)	$	1,058.8	51.7 %	$	1,141.7	56.1 %	$	822.4	66.4 %
Europe, Middle East and Africa		571.9	27.9		523.6	25.7		251.8	20.3
Asia and Australia		351.0	17.1		326.8	16.1		123.6	10.0
North and South America (excluding U.S.)		66.4	3.3		43.7	2.1		41.4	3.3
Total revenue by geographic area	$	2,048.1	100.0 %	$	2,035.8	100.0 %	$	1,239.2	100.0 %

**Schedule II -
Valuation and Qualifying Accounts**

[THIS PAGE INTENTIONALLY LEFT BLANK.]

MASIMO CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
Years ended December 30, 2023, December 31, 2022 and January 1, 2022
(in millions)

Description	Balance at Beginning of Period		Additions Charged to Expense and Other Accounts		Amounts Charged Against Reserve		Balance at End of Period	
Year ended December 30, 2023								
Allowance for credit losses................................	$	7.9	$	(2.7)	$	(0.2)	$	5.0
Allowance for sales returns..............................		5.3		3.8		(0.4)		8.7
Year ended December 31, 2022								
Allowance for credit losses................................		2.5		5.6 [1]		(0.2)		7.9
Allowance for sales returns, as adjusted..........		1.5		11.1 [1]		(7.3)		5.3
Year ended January 1, 2022								
Allowance for credit losses................................		1.8		0.7		—		2.5
Allowance for sales returns, as adjusted..........		2.2		(0.6)		(0.1)		1.5

Description	Balance at Beginning of Period		Additions Charged to Expense and Other Accounts		Amounts Charged Against Reserve		Balance at End of Period	
Year ended December 31, 2022								
Allowance for sales returns. as previously filed...	$	0.1	$	0.2	$	—	$	0.3
Year ended January 1, 2022								
Allowance for sales returns. as previously filed...		1.2		(1.0)		(0.1)		0.1

_____

[1] Additions charged to expense and other accounts include amounts from immaterial business combinations.

[2] Includes an immaterial correction of an error to the allowance for sales return for the years ended December 31, 2022 and January 1, 2022.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Exhibits

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Exhibit 21.1

Subsidiaries of the Registrant - 2023

The following are wholly-owned subsidiaries of the registrant, Masimo Corporation, a Delaware corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Masimo Americas, Inc.	Delaware
Masimo de Mexico Holdings I LLC	Delaware
Masimo de Mexico Holdings II LLC	Delaware
Masimo Holdings LLC	Delaware
SpO2.com, Inc.	Delaware
SEDLine, Inc.	Delaware
Masimo Australia Pty Ltd	Australia
Masimo Öesterreich GmbH	Austria
Masimo Importacao e Distribuicao de Produtos Medicos Ltda	Brazil
Masimo Holdings LP	Cayman
Masimo (China) Medical Technology Co., Ltd.	China
Masimo Europe Ltd.	England and Wales
Masimo Hong Kong Limited	Hong Kong
Masimo Medical Technologies India Private Limited	India
Masimo Japan Kabushiki Kaisha	Japan
Masimo Mexico, S. de R.L. de C.V.	Mexico
Masimo Canada ULC - Vancouver Office	Nova Scotia
Masimo Asia Pacific PTE. Ltd.	Singapore
Masimo International SARL	Switzerland
Masimo International Technologies SARL	Switzerland
Masimo Medical Technologies (Spain) SL	Spain
Masimo Medikal Ürünler Ticaret Limited Şirketi	Turkey
Masimo Semiconductor, Inc.	Delaware
Masimo Sweden AB	Sweden
52 Discovery, LLC	California
Masimo 25 Sagamore, LLC	New Hampshire
Masimo Korea, LLC	South Korea
Masimo Europe Ltd Niederlassung Deutschland	Germany
Masimo 17, LLC	California
Masimo (Shanghai) Industrial Co., Ltd.	China
Patient Doctor Technologies, Inc.	Delaware

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Alton Office Property, LLC	Delaware
Alton Office Holdings, LLC	Delaware
OC Property Ventures LLC	Delaware
OC Property Shelter LLC	Delaware
Masimo Saudi Arabia for Trading, LLC	Saudi Arabia
Masimo International SARL - Dubai, U.A.E.	United Arab Emirates (UAE)
Masimo International Sarl – Jordan	Jordan
Masimo International Sarl (filiaal Nederlands)	The Netherlands
Masimo International SARL Regional Headquarter	Saudi Arabia
VCCB Holdings, Inc.	Delaware
TNI medical AG	Germany
Masimo Technology Café LLC	California
Masimo LHC, Limited	United Kingdom
LiDCO Group Limited, Plc	United Kingdom
LiDCO Limited	United Kingdom
Cassette Analytical Systems Limited	United Kingdom
LiDCO Netherlands B.V.	Netherlands
Masimo Deutschland GmbH	Germany
Masimo Gulf, LLC	Qatar
Masimo Medical Technologies (Malaysia) Sdn Bhd.	Malaysia
Viper Holdings Corporation	Delaware
DEI Holdings, Inc.	Florida
DEI Sales, Inc.	Florida
D&M Holdings U.S. Inc.	Delaware
Sound United, LLC	Delaware
Sound United Hong Kong Limited	Hong Kong
DEI China Holding, Limited	Hong Kong
Equity International LLC	Massachusetts
D&M Holdings Inc.	Japan
D&M Sales and Marketing Korea Ltd.	Korea
D&M Sales and Marketing Taiwan Ltd.	Taiwan
D&M Digital Audio Trading (Shanghai) Ltd.	China
D&M Shanghai Electronics, Ltd.	China
D&M Europe B.V.	Netherlands

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Company Masimo for Manufacturing	Saudi Arabia
D&M Sales & Marketing (H.K.) Limited	Hong Kong
D&M Audiovisual Ltd	United Kingdom
D&M France SAS	France
D&M Germany GmbH	Germany
Digital Networks North America Inc	Delaware
D&M Sales & Marketing Americas LLC	Delaware
D&M Premium Sound Solutions, LLC	Delaware
Sound United Sales & Marketing Australia (Pty) Limited	Australia
Sound United Canada Inc.	Canada
Sound United Australia Pty Ltd	Australia
Sound Electronics (Shenzhen) Co Ltd	China
Polk Audio, LLC	Delaware
Definitive Technology, LLC	Delaware
Masimo Corporation	Delaware
The Speaker Company	Delaware
Denon Electronics (USA), LLC	Delaware
Boston Acoustics, Inc.	Delaware
B&W Group Asia Limited	Hong Kong
B&W Group Ltd.	United Kingdom
Bowers & Wilkins Korea Ltd.	Korea
B&W Group Germany GmbH	Germany
B&W Loudspeakers Group Espana S.A.	Spain
B&W Group France SARL	France
B&W Loudspeakers Nederland B.V.	Netherlands
B&W Group (Schweiz) GmbH	Switzerland
B&W Group Belgium NV	Belgium
B&W Group Finland Oy	Finland
B & W Group (Logistics) Ltd	United Kingdom
Bowers & Wilkins Trading Zhuhai Company Ltd	China
B & W Loudspeakers Ltd	United Kingdom
Marantz Shanghai Trading Ltd.	China
Marantz America LLC	Delaware
Marantz Italy Srl	Italy

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Nura Holdings Pty Ltd	Australia
Nura Operations Pty Ltd	Australia
Nura International Limited Company	United Kingdom
Nura USA Operations Inc.	Delaware
Shenzhen Nura Electroacoustic Technology Ltd	China
Masimo Medikal Ürünler Ticaret Limited Şirketi İstanbul Şubesi	Turkey
Masimo Polska Spółka z ograniczoną odpowiedzialnością	Poland
Masimo Europe Limited, Sucursal en España	Spain

Exhibit 23.1

**CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

We have issued our reports dated February 28, 2024, with respect to the consolidated financial statements, financial statement schedule, and internal control over financial reporting included in the Annual Report of Masimo Corporation on Form 10-K for the year ended December 30, 2023. We consent to the incorporation by reference of said reports in the Registration Statements of Masimo Corporation on Form S-3 (File No. 333-262770) and on Forms S-8 (File No. 333-148149, File No. 333-157673, File No. 333-168534, File No. 333-179557, File No. 333-186692, File No. 333-194089, File No. 333-219207, File No. 333-234386, and File No. 333-240152).

/s/ GRANT THORNTON LLP

Newport Beach, California
February 28, 2024

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Pursuant to Rule 13a-14(a) adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Joe Kiani, certify that:

1. I have reviewed this annual report on Form 10-K of Masimo Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 28, 2024

/s/ JOE KIANI

Joe Kiani

Chairman of the Board and Chief Executive Officer

(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Pursuant to Rule 13a-14(a) adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Micah Young, certify that:

1. I have reviewed this annual report on Form 10-K of Masimo Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 28, 2024	/s/ MICAH YOUNG
	Micah Young
	Executive Vice President, Chief Financial Officer
	(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATIONS OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Joe Kiani, Chief Executive Officer of Masimo Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to my knowledge:

1. The Annual Report on Form 10-K of the Company for the period ended January 1, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2024

/s/ JOE KIANI

Joe Kiani

Chairman of the Board and Chief Executive Officer

(Principal Executive Officer)

I, Micah Young, Executive Vice President and Chief Financial Officer of Masimo Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to my knowledge:

1. The Annual Report on Form 10-K of the Company for the period ended January 1, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2024

/s/ MICAH YOUNG

Micah Young

Executive Vice President, Chief Financial Officer

(Principal Financial Officer)

A signed original of these certifications has been provided to Masimo Corporation and will be retained by Masimo Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

These certifications are being furnished solely to accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of Masimo Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Corporate Information
Masimo Corporation

Headquarters

The principal executive office of Masimo Corporation (the Company) are located at 52 Discovery, Irvine, CA 92618.

Stock Listing

The Company's common stock is listed on the Nasdaq Stock Market, under the symbol "MASI". As of December 31, 2023, there were 22 registered holders of the Company's common stock.

Investor Relations

Analysts, portfolio managers and other investors seeking additional information about Masimo stock should contact our V.P. Investor Relations at (949) 297-7077 or investorrelations@masimo.com. Visit the Investor Relations area of the Masimo website, https://investor.masimo.com/overview/default.aspx for stock information, financial news releases, links to Masimo's SEC filings, electronic versions of our annual reports and other items of interest to the Company's shareholders.

News Media

News media seeking information should visit our online newsroom at https://investor.masimo.com/news/default.aspx for new releases, press kits, and other items related to the Company.

Annual Report on Form 10-K

The Company's 2023 Annual Report on Form 10-K is available at https://investor.masimo.com/financials/annual-reports/default.aspx. The Company also will provide a copy of the 2023 Annual Report on Form 10-K (without exhibits) upon written request addressed to:

Masimo Corporation
Attn: Investor Relations
52 Discovery
Irvine, CA 92618

Shareholder Inquiries

For inquiries concerning tax statements, electronic delivery, transferring ownership, address changes or lost or stolen stock certificates, contact Masimo Corporation Shareholder Services at Broadridge Financial Solutions (800) 353-0103. For general shareholder information, contact Masimo Corporation Corporate Secretary at (949) 297-7000.



52 Discovery, Irvine, CA 92618 · TEL 949-297-7000